     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 2004
                                                     REGISTRATION NO. 333-102658
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 ---------------
                                 POST-EFFECTIVE
                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              K&F INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)


             DELAWARE                        3728                34-1614845
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                                 ---------------

                   600 THIRD AVENUE, NEW YORK, NEW YORK 10016
                                 (212) 297-0900

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ---------------

                               KENNETH M. SCHWARTZ
                      PRESIDENT AND CHIEF OPERATING OFFICER
                              K&F INDUSTRIES, INC.
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 297-0900
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 ---------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                                 ---------------

================================================================================

                                EXPLANATORY NOTE

     The registration statement to which this post-effective amendment relates originally covered the registration of an aggregate principal amount of $250,000,000 of our 9 5/8% Series B Senior Subordinated Notes due 2010 that were offered in exchange for equal principal amounts of our then outstanding 9 5/8% Series A Senior Subordinated Notes due 2010. That registration statement also covered the registration of the exchange notes for resale by Lehman Brothers Inc. in market-making transactions. The exchange offer expired on March 4, 2003. Therefore, this post-effective amendment relates to only the market-making transactions of Lehman Brothers and the prospectus contained herein constitutes the market-making prospectus.

PROSPECTUS

                                  $250,000,000

                             K & F INDUSTRIES, INC.

                    9 5/8% SENIOR SUBORDINATED NOTES DUE 2010

     Our 9 5/8% Series B Senior Subordinated Notes due 2010, or the notes, were issued in exchange for the then outstanding 9 5/8% Series A Senior Subordinated Notes due 2010.

    MATURITY                                     CHANGE OF CONTROL
December 15, 2010.                  In the event of a change of control, we must
                                    offer to repurchase the notes.

        INTEREST                                    RANKING
Fixed annual rate of 9 5/8%.        The notes are general unsecured obligations
                                    and are:


Paid every six months on June 15       -   ranked behind our current senior
and December 15.                           indebtedness and other liabilities of
                                           our subsidiaries of approximately
      REDEMPTION                           $129.1 million at December 31, 2003;
We may redeem the notes at any time        and
on or after December 15, 2006.
                                       -   ranked equal in right of payment with
                                           $145.0 million of our other senior
                                           subordinated indebtedness.


     THIS INVESTMENT INVOLVES RISKS. SEE THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROSPECTUS HAS BEEN PREPARED FOR AND IS TO BE USED BY LEHMAN BROTHERS INC. IN CONNECTION WITH OFFERS AND SALES IN MARKET-MAKING TRANSACTIONS OF THE NOTES. WE WILL NOT RECEIVE ANY OF THE PROCEEDS OF SUCH SALES. LEHMAN BROTHERS INC. MAY ACT AS A PRINCIPAL OR AGENT IN SUCH TRANSACTIONS. THE NOTES MAY BE OFFERED IN NEGOTIATED TRANSACTIONS OR OTHERWISE.

                                 ---------------

                                 LEHMAN BROTHERS

                                 ---------------


                                 APRIL __, 2004

                                TABLE OF CONTENTS


                                                        PAGE
                                                        ----
Industry and Market Data ........................         i
Special Note Regarding Forward-Looking
  Statements.....................................        ii
Summary..........................................         1
Risk Factors.....................................         7
Use of Proceeds..................................        13
The Recapitalization.............................        14

Selected Historical Consolidated
  Financial Information..........................        15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations..................................        16
Business.........................................        23
Management.......................................        30

Security Ownership of Certain Beneficial
  Owners and Management and Related
  Stockholder Matters............................        39
Certain Transactions.............................        41
Description of Certain Indebtedness .............        43
Description of the Notes.........................        44
Certain United States Federal Tax
   Considerations................................        79
Plan of Distribution.............................        82

Legal Matters....................................        82

Experts..........................................        82
Where You Can Find More Information..............        83
Index to Consolidated Financial
   Statements....................................       F-1


     This prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to Kenneth M. Schwartz, K&F Industries, Inc., 600 Third Avenue, New York, New York 10016, (212) 297-0900.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer covered by this prospectus. If given or made such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

                            INDUSTRY AND MARKET DATA

     We have obtained some industry and market share data from third party sources that we believe to be reliable. In many cases, however, we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or that our assumptions correctly reflect our position in our industry.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including without limitation the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The words "believes," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions are intended to identify forward- looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

     All forward looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

                                     SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus. Prospective investors should carefully consider the information set forth under the heading "Risk Factors." References to worldwide markets and market share information contained herein have been derived from information compiled by us due to the lack of independently compiled information. Such references exclude markets previously controlled by the former U.S.S.R. about which accurate information is not readily available. Unless otherwise indicated, all references in this prospectus to "K & F Industries," "K & F," "we," "us," "our" or similar terms refer to K & F Industries, Inc. together with its subsidiaries.

                                   THE COMPANY


     We are, through our wholly-owned subsidiary, Aircraft Braking Systems Corporation, or Aircraft Braking Systems, one of the world's leading manufacturers of aircraft wheels, brakes and brake control systems for commercial transport, military and general aviation aircraft. During the year ended December 31, 2003, 84% of our total revenues were derived from sales made by Aircraft Braking Systems. We believe we are, through our other wholly-owned subsidiary, Engineered Fabrics Corporation, or Engineered Fabrics, the leading worldwide manufacturer of aircraft fuel tanks, supplying approximately 80% of the worldwide commercial transport and general aviation markets and over 50% of the domestic military market for such products. During the year ended December 31, 2003, approximately 16% of our total revenues were derived from sales made by Engineered Fabrics.


AIRCRAFT BRAKING SYSTEMS


     Aircraft Braking Systems' products are marketed domestically and internationally through six sales offices located in three countries and are used on approximately 27,000 commercial transport, military and general aviation aircraft. Products include aircraft wheels, steel and carbon brakes and brake control systems.


     We believe that Aircraft Braking Systems is the largest supplier of wheels and brakes for:

     - high-cycle, medium and short-range commercial aircraft, i.e. regional jets, which make more frequent landings than long-range commercial aircraft and correspondingly require more frequent replacement of wheels and brakes;

     -    the United States military; and

     -    high-end general aviation aircraft.

     Some of the fleets of aircraft on which our products are used include:


     - Commercial Transport -- Boeing DC-9, DC-10 and MD-90; Fokker FO-100/70, F-28 and F-50/60; Bombardier CRJ- 100/200 and CRJ-700;
          Fairchild Dornier DO-228; Saab 340 and Saab 2000. We have also been selected to supply wheels and brakes on the Embraer 170, 175, 190 and 195.


     - Military -- Northrop Grumman F-14 fighter; Lockheed Marti F-16 fighter and C-130 transport; Boeing B-1B bomber.


     - General Aviation -- Gulfstream G-I, G-II, G-III and G-IV; Dassault Falcon 900EX EASy; Learjet 31A and 60. We have also been selected to supply the wheels and brakes for the new Dassault Falcon 7X and the Raytheon Hawker 450.



     In the commercial transport segment, Aircraft Braking Systems currently sells its products to a wide variety of airframe manufacturers, commercial airlines and replacement part distributors. Our products are used on a broad range of large commercial transports (100 seats or more), regional jets and other commuter aircraft (between 20 and

120 seats). Customers include Delta Air Lines, Alitalia, Japan Air Systems, Lufthansa, Swiss Air, Northwest Airlines, Continental Airlines, American Airlines, Saudi Arabian Airlines, AeroMexico, TAM Airlines, China Eastern Airlines, Honeywell and Goodrich Corporation. Additionally, we provide spare replacement parts for aircraft manufactured by the four largest commercial aircraft manufacturers: Boeing, Airbus, Bombardier and Embraer.


     In the military segment, our products are used on a variety of fighters, training aircraft, transports, cargo planes, bombers and helicopters. Substantially all of our military products are sold to the U.S. Department of Defense, foreign governments and to airframe manufacturers, including Lockheed Martin, Boeing, Sikorsky, Bell, Saab and AIDC in Taiwan.

     The general aviation segment includes personal, business and executive aircraft (19 seats or less). Customers include airframe manufacturers, such as Gulfstream, Raytheon Aircraft, Learjet, Canadair, Cessna, Dassault and Israeli Aircraft Industries, and distributors, such as Aviall.

     Aircraft manufacturers are required to obtain regulatory airworthiness certification of their commercial aircraft by the Federal Aviation Administration, or the FAA, by the United States Department of Defense in the case of military aircraft, and by similar agencies in most foreign countries. This process, which is both costly and time consuming, involves testing the entire airframe, including the wheels and braking system, to demonstrate that the airframe in operation complies with governmental requirements for safety and performance. Once a manufacturer's wheels and brakes have been certified and installed on an aircraft, FAA regulations and similar requirements in foreign countries generally require that all replacement parts for such systems be provided by such manufacturer, commonly referred to as sole sourcing. The aircraft manufacturers and the wheel and brake suppliers, in conjunction with the FAA, also require the replacement of such parts at regular intervals, which for medium- and short-range commercial aircraft generally averages once or twice a year.

     In accordance with industry practice in the commercial aviation industry, aircraft wheel and brake suppliers customarily sell original wheel and brake assemblies below cost in order to win selection of their products by airframe manufacturers and airlines. Aircraft Braking Systems accounts for this initial sale to aircraft manufacturers as an investment, commonly referred to as a program investment, and expenses it when the equipment is shipped. Program investments are typically recouped through the sale of replacement parts. Since most modern aircraft have a useful life of 25 years or longer, we typically generate recurring revenues from sales of replacement parts over the life of the aircraft, recouping our initial investment in original equipment before the end of the useful life of the aircraft.

ENGINEERED FABRICS

     With its proprietary technology, Engineered Fabrics is the only FAA-certified supplier of polyurethane manufactured fuel tanks in the United States. Certain fuel tanks produced by Engineered Fabrics feature "selfsealing" technology that significantly reduces the potential for fires, leaks and spilled fuel following a crash or puncture from munitions fire.

     Some of Engineered Fabrics' fuel tank programs include the following:

     - Fixed-Wing Military Aircraft -- F-18 C/D and E/F, F-14, F 15, F-16, C-130, KC-10 and KC-135.

     - Military Helicopters -- Sikorsky UH-60 Blackhawk, SH-60 Seahawk, CH/MH-53 and RAH-66 Comanche; Boeing CH-47 and Bell/Boeing V-22.

     -    Commercial Helicopters -- MD-500, MD-600 and Bell 214-ST.

     In addition, Engineered Fabrics manufactures and sells iceguards, inflatable oil booms and various other products made from coated fabrics for military and commercial uses.

     We are a Delaware Corporation formed on March 13, 1989. Our principal executive offices are located at 600 Third Avenue, New York, New York 10016 and our telephone number is (212) 297-0900.

                                RECAPITALIZATION

     On December 20, 2002, concurrently with the closing of the offering, we consummated our recapitalization. The recapitalization consisted of the following transactions:

     - We paid $32.0 million of outstanding borrowings under our former credit facility.

     - We established a new credit facility in an aggregate principal amount of up to $30.0 million. See "Description of Certain Indebtedness -- Credit Facility."

     -    We issued $250.0 million of new senior subordinated notes.

     - We paid a dividend of $200.0 million to the holders of our common stock.

     -    We paid $9.4 million to holders of our common stock options.

The following table illustrates the sources and uses of funds for the recapitalization.


                                                         AMOUNT
                                                    ($ IN MILLIONS)
New Senior Subordinated Notes...................        $ 250.0
                                                        -------

Total Cash Sources..............................        $ 250.0
                                                        =======

                                                            AMOUNT
                   USES OF FUNDS                        ($ IN MILLIONS)
Refinancing of Existing Credit Facility......               $   32.0
Distribution to Holders of Common Stock......                  200.0
Payments to Holders of Common Stock Options..                    9.4
Estimated Fees and Expenses .................                    8.5
Increase in Cash ............................                     .1
                                                            --------
     Total Cash Uses ........................               $  250.0
                                                            ========

                               TERMS OF THE NOTES

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus contains a more detailed description of the terms and conditions of the notes.

   ISSUER ......................   K & F Industries, Inc.

   THE NOTES ...................   $250,000,000 in aggregate principal amount
                                   of 9 5/8% Senior Subordinated Notes due
                                   2010.

   MATURITY DATE................   December 15, 2010.

   INTEREST PAYMENT DATES ......   June 15 and December 15 of each year,
                                   commencing on June 15, 2003.

   RANKINGS ....................   The notes are our unsecured senior
                                   subordinated obligations. Accordingly, they rank:

                                   - subordinate in right of payment to all of our existing and future senior indebtedness (including our and our subsidiaries' obligations under our new credit facility);

                                   - equal in right of payment to our existing and future senior subordinated indebtedness;

                                   - senior in right of payment to our future subordinated indebtedness; and

                                   - effectively subordinated to indebtedness and other liabilities of our subsidiaries.


                                      As of December 31, 2003, the notes were:



                                   -  subordinated to approximately $2.0
                                      million of our senior indebtedness
                                      (consisting of outstanding letters of
                                      credit);



                                   -  subordinated to approximately $127.1
                                      million of indebtedness and other
                                      liabilities of our subsidiaries
                                      (excluding obligations incurred under our new credit facility); and



                                   -  ranked equal in right of payment with
                                      $145.0 million of our other senior
                                      subordinated indebtedness.


   OPTIONAL REDEMPTION .........   On or after December 15, 2006, we may redeem
                                   some or all of the notes at any time at the
                                    redemption prices described in the section
                                    "Description of the Notes-- Optional
                                    Redemption."

                                    Before December 15, 2005, we may redeem up to 35% of the original aggregate principal amount of the notes with the proceeds of certain equity offerings, provided at least 65% of the original aggregate principal amount of the notes remains outstanding after the redemption.

   MANDATORY REDEMPTION ........    If we sell certain assets or experience
                                    specific kinds of changes in control, we must offer to repurchase the notes at the prices, plus accrued and unpaid interest, if any, to the date of redemption, listed in the section "Description of the Notes --
                                    Repurchase at the Option of Holders."

   COVENANTS ...................    We issued the notes under an indenture
                                    between us and the trustee. The indenture limits our ability and that of our restricted subsidiaries to, among other things:

                                    -  incur additional indebtedness and issue
                                       preferred stock;

                                    -  pay dividends or make other
                                       distributions;

                                    -  make other restricted payments and
                                       investments;

                                    -  create liens;

                                    - incur restrictions on the ability of our subsidiaries to pay dividends or other payments to us;

                                    -  sell assets;

                                    -  merge or consolidate with other entities;
                                       and

                                    -  enter into transactions with affiliates

                                    Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of the Notes-- Certain Covenants."

For a discussion of certain risks that should be considered in connection with an investment in the notes, see "Risk Factors" beginning on page 7.

              SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION


The following table presents our summary historical consolidated financial information for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. Our historical financial information for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999 is derived from our audited financial statements. The financial information set forth below should be read in conjunction with our historical consolidated financial statements and the related notes, "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus.



                                                           Year Ended December 31,
                                         ---------------------------------------------------------
                                            2003        2002        2001        2000       1999
                                            ----        ----        ----        ----       ----
                                                         (Dollars In Thousands)
Income Statement Data:
  Net sales...........................   $ 342,818   $ 348,649   $ 355,334   $ 375,890   $ 355,951
  Cost of sales.......................     197,812     204,819     204,036     199,459     197,757
                                         ---------   ---------   ---------   ---------   ---------
  Gross margin........................     145,006     143,830     151,298     176,431     158,194
  Independent research and
      development.....................      14,936      14,600      16,188      15,763      13,996
  Selling, general and administrative
             expenses (b).............      30,499      40,238      30,273      37,666      33,245
  Amortization (c)....................       4,264       3,935       8,837       8,118       8,773
                                         ---------   ---------   ---------   ---------   ---------
  Operating income....................      95,307      85,057      96,000     114,884     102,180
  Interest expense, net (a)...........      44,186      26,194      32,569      35,993      40,396
                                         ---------   ---------   ---------   ---------   ---------
  Income before income taxes..........      51,121      58,863      63,431      78,891      61,784
  Income tax (provision) benefit......     (10,488)    (16,730)    (27,447)    (14,906)     12,136
                                         ---------   ---------   ---------   ---------   ---------
  Net income (c)......................   $  40,633   $  42,133   $  35,984   $  63,985   $  73,920
                                         =========   =========   =========   =========   =========

Balance Sheet Data (at end of period):
  Working capital.....................   $  50,077   $  35,547   $  39,223   $  45,695   $  76,622
  Total assets........................     419,585     422,045     404,008     430,085     441,868
  Long-term debt (includes current
      maturities (a)(b)...............     395,000     435,000     285,625     347,125     433,625
  Stockholders' deficiency (b)........    (186,971)   (227,656)    (58,253)    (78,006)   (141,734)
Other Data (for the period):
  Capital expenditures................       5,468       4,084       5,057       9,845      10,413
  Depreciation and amortization (c)...      12,200      12,012      16,889      16,128      17,268



(a) On October 15, 2003, we redeemed $40.0 million of our 9 1/4% notes. In 2003, we took a $1.6 million charge to interest expense for the redemption premiums and the write-off of a portion of unamortized financing costs associated with the redemption.



(b) On December 20, 2002, we completed a recapitalization that included the issuance of $250 million of 9 5/8% Senior Subordinated Notes Due 2010. The net proceeds of the notes were used to pay a $200 million dividend to our stockholders, pay off our former credit facility, pay transaction fees of $8.5 million and pay $9.4 million to holders of our common stock options. As a result of this transaction, our stockholders' deficiency increased by $200 million for the dividend, we recorded a $9.4 million charge to selling, general and administrative expenses for the payment to the holders of common stock options and we capitalized $8.5 million for the transaction fees.



(c) On January 1, 2002, we adopted SFAS No. 142. Assuming the adoption of SFAS No. 142 at the beginning of the periods presented, amortization would have decreased by $6.1 million for each of the three years in the period ended December 31, 2001. Net income would have increased to $39.4 million, $68.9 million and $77.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

                                  RISK FACTORS

     You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before purchasing the notes. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THESE NOTES.


     We have a significant amount of indebtedness. On December 31, 2003, we had total indebtedness of $395.0 million (of which $250.0 million consisted of the notes and the balance consisted of $145.0 million of our other senior subordinated indebtedness). Our ratio of earnings to fixed charges was 2.11x for the year ended December 31, 2003.


     Our substantial indebtedness could have important consequences to you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to these notes;

     - increase our vulnerability to general adverse economic and industry conditions;

     - reduce the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, program investment efforts and other general corporate needs;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage compared to our competitors with less debt; and

     -    limit our ability to borrow additional funds.

     The indenture contains, and our credit facility contains, financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

DESPITE CURRENT INDEBTEDNESS LEVELS, WE AND OUR SUBSIDIARIES MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD FURTHER EXACERBATE THE RISKS ASSOCIATED WITH OUR SUBSTANTIAL LEVERAGE.


     We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. Our credit facility permits additional borrowings of up to $28.0 million (net of outstanding letters of credit of $2.0 million) at December 31, 2003 and all of those borrowings would rank senior to the notes. In addition, our existing $145.0 million 9 1/4% senior subordinated notes mature before these notes, are currently redeemable and the indenture permits the refinancing of notes with senior debt (which may be secured) pursuant to a new credit facility or otherwise. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face would increase. See "Description of Certain Indebtedness -- Credit Facility."


TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability to make payments on and to refinance our indebtedness, including these notes, and to fund planned capital expenditures, program investment efforts and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facility are adequate to meet our liquidity needs for the foreseeable future.


     Nevertheless, we cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our credit facility to enable us to pay our indebtedness, including these notes and our existing $145.0 million 9 1/4% senior subordinated notes, or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility, these notes and our existing $145.0 million 9 1/4% senior subordinated notes (which mature in 2007) on commercially reasonable terms or at all.


YOUR RIGHT TO RECEIVE PAYMENTS ON THESE NOTES IS JUNIOR TO OUR EXISTING INDEBTEDNESS AND POSSIBLY ALL OF OUR FUTURE BORROWINGS.


     These notes rank behind all of our existing indebtedness (other than trade payables and our existing $145.0 million 9 1/4% senior subordinated notes) and all of our future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes.


     As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full before any payment may be made on these notes. In addition, all payments on the notes will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.


     At December 31, 2003 these notes are subordinated to $2.0 million of senior debt (consisting of outstanding letters of credit) and $28.0 million was available for borrowing as additional senior debt under our credit facility. In addition, our existing $145.0 million 9 1/4% senior subordinated notes mature before these notes, are currently redeemable and the indenture permits the refinancing of our other notes with senior debt (which may be secured) pursuant to a new credit facility or otherwise. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.


THESE NOTES WILL BE EFFECTIVELY SUBORDINATED TO THE DEBTS OF OUR SUBSIDIARIES.

     We have limited operations of our own and derive substantially all of our revenue and cash flow from our subsidiaries. None of our subsidiaries will guarantee these notes. Creditors of our subsidiaries (including trade creditors) will generally be entitled to payment from the assets of those subsidiaries before those assets can be distributed to us. As a result, these notes will effectively be subordinated to the prior payment of all of the debts (including trade payables) of our subsidiaries.


     At December 31, 2003, the aggregate amount of indebtedness and other liabilities of our subsidiaries was approximately $127.1 million. Further, these notes are subordinated to an additional $2.0 million of senior debt (consisting of outstanding letters of credit) and $28.0 million was available to our subsidiaries for additional borrowing under our new credit facility. We cannot assure you that if our subsidiaries were to have their debt accelerated they would be able to repay such indebtedness. We also cannot assure you that our assets and our subsidiaries' assets will be sufficient to fully repay these notes and our other indebtedness. See "Description of Certain Indebtedness -- Credit Facility."

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID OBLIGATIONS AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS RECEIVED FROM INSOLVENT DEBTORS. ALTERNATIVELY, YOUR CLAIMS COULD BE SUBORDINATED TO OTHER DEBTS.

     Various fraudulent conveyance laws could be utilized by a court to subordinate or void these notes in favor of other creditors. A substantial portion of the proceeds of the original notes were used to pay a distribution to the holders of our equity interests. If a court, in a lawsuit on behalf of an unpaid creditor or a representative of our creditors, were to conclude that, at the time we paid the net proceeds of the sale of the original notes to the holders of our equity interests, we:

     (1) intended to hinder, delay or defraud any present or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others; or

     (2) did not receive fair consideration or reasonably equivalent value for issuing the notes (for example, because holders of our equity interests, and not us, received the benefits of the sale of the notes), and we:

          -    were insolvent;

          -    were rendered insolvent by reason of the distribution;

          - were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on the business; or

          - intended to incur, or believed that we would incur, debt beyond our ability to pay those debts as they matured,

the court could void these notes or subordinate these notes to the claims of our other creditors.

     None of these types of claims have been made, and we believe that the debt evidenced by these notes was incurred for proper purposes, in good faith and without creating insolvency for purposes of those fraudulent transfer laws. There can be no assurance, however, as to what standard a court might apply in making those determinations or that a court would agree with our conclusions.

WE MAY NOT BE ABLE TO RAISE THE MONEY NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE.

     Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions under our new credit facility will not allow such repurchases. See "Description of the Notes -- Repurchase at the Option of Holders."

THE INTERESTS OF OUR CONTROLLING STOCKHOLDERS MAY DIFFER FROM THE INTERESTS OF THE HOLDERS OF THE NOTES.

     Each of the BLS Group (as defined under "Description of the Notes -- Certain Definitions") and certain merchant banking partnerships affiliated with Lehman Brothers owns 50% of our capital stock. Bernard L. Schwartz and such partnerships are entitled to designate the members of our Board of Directors. You should consider that the interests of these controlling stockholders may differ from yours in material respects. For example, they may cause us to pursue a growth strategy which could impact our ability to make payments on the notes. See "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Certain Transactions."

RISKS RELATING TO OUR BUSINESS

OUR COMMERCIAL BUSINESS IS SENSITIVE TO OUR CUSTOMERS' USAGE OF PLANES AND OUR CUSTOMERS' PROFITABILITY. OUR BUSINESS IS, IN TURN, AFFECTED BY GENERAL ECONOMIC CONDITIONS.

     We compete in the aircraft component segment of the aerospace industry. Our business is directly affected by economic factors and other trends that affect our customers, including projected market growth that may not materialize or be sustainable. Specifically, the aircraft component segment is sensitive to changes in the number of miles flown by paying customers of commercial airlines, which are referred to as revenue passenger miles, and, to a lesser extent, to changes in the profitability of the commercial airline industry and the size and age of the worldwide aircraft fleet.


     Revenue passenger miles and airline profitability have historically been correlated with the general economic environment, although national and international events can also play a key role. During 2001, further softening of the global economy resulted in many airlines reporting or forecasting net losses. Moreover, as a result of the September 11, 2001 terrorist attacks, the airline industry has been severely affected. All domestic airlines were grounded for a period of three days following the terrorist attack. Since resuming service, certain major carriers have filed for bankruptcy protection while others are expected to shortly. Many major carriers have parked or retired some of their fleets and have reduced workforces and flights. As a result of the substantial reduction in airline traffic arising from the September 11 terrorist attacks and their aftermath, as well as other factors such as the weak economy, the airline industry incurred, and some in the industry continue to incur, large losses. The full impact of these events is not yet known and any future terrorist attacks could cause airlines to cancel or delay the purchase of spare parts and new aircraft. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The demand for Aircraft Braking Systems' replacement parts varies based on the number of aircraft equipped with Aircraft Braking Systems' products and the number of landings made by those aircraft. A reduction in airline travel will usually result in reduced utilization of commercial aircraft, fewer landings, and a corresponding decrease in Aircraft Braking Systems' sales, related income and cash flow.


     During periods of reduced airline profitability, some airlines may delay purchases of spare parts, preferring instead to deplete existing inventories. If demand for new aircraft and spare parts decreases, there may be a decrease in demand for certain of our products. Therefore, any future decline in revenue passenger miles, airline profitability or the size of the worldwide aircraft fleet, for any reason, could have a material adverse effect on our business. See "Business -- The Aircraft Wheel and Brake Industry."

PARTICIPATION IN NEW AIRCRAFT PROGRAMS NEGATIVELY AFFECTS OUR CASH FLOW.

     Since original equipment in new commercial aircraft is supplied at or substantially below the cost of production, delivery of new aircraft equipped with Aircraft Braking Systems' products decreases our cash flow. Our business plan budgets cash needs based on current delivery schedules of new aircraft and also accommodates certain increases in aircraft deliveries. However, significant, unanticipated increases in commercial aircraft deliveries in a given year could have a material adverse impact on our cash flow in that year. In addition, if we do not have sufficient capital to participate in all of the new programs we would like to invest in, our future cash flows could be adversely affected.


THE UNITED STATES GOVERNMENT IS A SIGNIFICANT CUSTOMER, THE LOSS OF WHICH COULD ADVERSELY AFFECT US.



     Sales to the United States government or to prime contractors or subcontractors of the government were approximately 26%, 26% and 21% of our total sales for the years ended December 31, 2003, 2002 and 2001, respectively. The loss of all or a substantial portion of those types of sales could adversely affect us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Government Contracts."


     Part of our defense business is derived from contracts that are firm, fixed-price contracts under which we agree to perform for a predetermined price. Although our fixed-price contracts generally permit us to keep unexpected profits if costs are less than projected, we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on the contract.

     In addition, we bear the risk that the U.S. government may unilaterally suspend us from new contracts pending the resolution of alleged violations of procurement laws or regulations. Historically, under our management, there have been no alleged violations of procurement laws or regulations and none are alleged at this time. The terms of defense contracts with the U.S. government generally permit the government to terminate contracts partially or completely, with or without cause, at any time. Any unexpected termination of a significant government contract could have an adverse effect on our business. Our U.S. government sales are also subject to changes in the government's procurement policies and, at times, the need to bid on programs in advance of design completion. A reduction in expenditures by the U.S. government for aircraft using our products, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to us or substantial cost overruns would have an adverse effect on our cash flow and results of operations.

A DECLINE IN THE UNITED STATES DEFENSE BUDGET MAY ADVERSELY AFFECT OUR SALES OF PARTS USED ON MILITARY AIRCRAFT.


     The United States' defense budget has fluctuated over the years, at times resulting in reduced demand for new aircraft and, to a lesser extent, spare parts. In addition, foreign military sales are affected by U.S. government regulations, regulations by the purchasing foreign government and political uncertainties in the United States and abroad. The United States' defense budget may continue to fluctuate, and may decline, and sales of defense related items to foreign governments may decrease. If there is a decline which reduces demand for our components, our business may be adversely affected.


WE COULD BE ADVERSELY AFFECTED BY A LAWSUIT IF ONE OF OUR COMPONENTS CAUSES AN AIRCRAFT TO CRASH AND WE ARE NOT COVERED BY OUR INSURANCE POLICIES.

     Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured or serviced by us. While we believe that our liability insurance is adequate to protect us from future product liability claims, in fact it may not be enough. Also, we may not be able to maintain insurance coverage in the future at an acceptable cost. Any such liability not covered by insurance or for which third party indemnification is not available could have a material adverse effect on our business.

THE AIRLINE INDUSTRY IS HEAVILY REGULATED AND FAILURE TO COMPLY WITH APPLICABLE LAWS COULD REDUCE OUR SALES OR REQUIRE US TO INCUR ADDITIONAL COSTS TO ACHIEVE COMPLIANCE, WHICH COULD REDUCE OUR RESULTS OF OPERATIONS.

     The Federal Aviation Administration prescribes standards and qualification requirements for aircraft components, including virtually all commercial airline and general aviation products, and licenses component repair stations within the United States. Comparable agencies, such as the U.K. Civil Aviation Authority and the Japanese Civil Aviation Board, regulate these matters in other countries. If we fail to qualify or to obtain a required license for one of our products or services or lose a qualification or license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be expensive and time consuming.

     From time to time the FAA or comparable agencies propose new regulations or changes to existing regulations. These new changes or regulations generally cause an increase in costs of compliance. To the extent the FAA, or comparable agencies, implement regulation changes or new regulations in the future, we may incur significant additional costs to achieve compliance.

     To the extent that we operate outside the United States, we are subject to the Foreign Corrupt Practices Act, or FCPA, which generally prohibits United States companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. In particular, we may be held liable for actions taken by our strategic or local partners even though such partners are foreign companies that are not subject to the FCPA. Any determination that we have violated the FCPA could result in sanctions that could have a material adverse effect on our business.

ANY PROBLEM OR INTERRUPTION IN OUR SUPPLY FROM KEY VENDORS COULD DELAY PRODUCTION AND ADVERSELY AFFECT OUR SALES.

     We rely on independent suppliers for key raw materials, some of which may be available only from limited sources. We have from time to time experienced limited interruptions of supply but we may experience a serious interruption in the future. Our continued supply of materials is subject to a number of risks including:

     - the destruction of our suppliers' facilities or their distribution infrastructure;

     -    a work stoppage or strike by our suppliers' employees;

     - the failure of our suppliers to provide materials of the requisite quality;

     -    the failure of essential equipment at our suppliers' plants;

     -    the failure or shortage of supply of raw materials to our suppliers;
          and

     -    contractual amendments and disputes with our suppliers.

     In addition, contracts with certain of our suppliers for raw materials and other goods are short-term contracts. We cannot assure you that these suppliers will continue to provide products to us at attractive prices or at all, or that we will be able to obtain such products in the future from these or other providers on the scale and within the time periods we require. If we are not able to obtain key products on a timely basis and at an affordable cost, or we experience significant delays or interruptions of their supply, it could have a material adverse effect on our business, financial condition and results of operations.

WE OPERATE IN A VERY COMPETITIVE BUSINESS ENVIRONMENT.


     Competition in the aircraft component segment of the aerospace industry is intense and concentrated. We face substantial competition from a few suppliers in each of our product areas. Our principal competitors that supply wheels and brakes are Honeywell's Aircraft Landing Systems Division, Goodrich Corporation and Messier-Bugatti in France. Our significant competitors are larger and have greater financial resources than us. The principal competitors for brake control systems are the Hydro-Aire Division of Crane Co. and Messier Bugatti. The principal competitors for fuel tanks are American Fuel Cell & Coated Fabrics Company and Aerazur in France, both owned by Zodiac S.A., a French Company. Many of our competitors have greater resources than us, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Providers of aircraft components have traditionally competed on the basis of cost, technology, quality and service. We believe that developing and maintaining a competitive advantage will require continued investment in product development, engineering, program investments and sales and marketing. We cannot assure you that we will have enough resources to make the necessary investments to do so and we cannot assure you that we will be able to compete successfully in this market or against such competitors. See "Business -- Competition."


TO THE EXTENT WE DO BUSINESS INTERNATIONALLY, THERE ARE UNCERTAINTIES WHICH COULD AFFECT OUR OPERATING RESULTS.

     While most of our operations are based in the United States, each of our facilities sells to foreign governments and airlines all over the world. As a result, approximately 40% of our consolidated sales for the past three fiscal years were from sales outside of the U.S. and we believe that revenue from sales outside the U.S. will continue to account for a material portion of our total revenues for the foreseeable future. International operations and any foreign business expansion plans we may undertake are subject to numerous additional risks, including:

     - the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

     -    foreign customers may pay more slowly than customers in the U.S.;

     -    compliance with U.S. Department of Commerce export controls;

     -    unexpected changes in regulatory requirements;

     - the risk that foreign governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities; and

     - the potential difficulty in enforcing intellectual property rights in some foreign countries.

     As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATION AND OUR ONGOING OPERATIONS MAY EXPOSE US TO ENVIRONMENTAL LIABILITIES.

     Our operations, like those of other companies engaged in similar businesses, are subject to federal, state and local environmental, health and safety laws and regulations. We may be subject to potentially significant fines or penalties, including criminal sanctions, if we fail to comply with these requirements. We have made, and will continue to make, capital and other expenditures in order to comply with these laws and regulations. Although we believe that we are currently in substantial compliance with these laws and regulations, we cannot assure you that the aggregate amount of future clean-up costs and other environmental liabilities will not be material.

     We cannot predict what environmental legislation will be enacted in the future or how existing laws will be administered or interpreted. In the future, contamination may be discovered at our facilities or at off-site locations where we send waste. The remediation of such newly-discovered contamination, or the enactment of new laws or a stricter interpretation of existing laws, may require us to make additional expenditures, some of which could be material.

TRADING MARKET FOR THE NOTES - YOU CANNOT BE SURE THERE WILL BE AN ACTIVE TRADING MARKET FOR THESE NOTES.

     Although it is not obligated to do so, Lehman Brothers is making a market in these notes. Any such market-making activity may be discontinued at any time, for any reasons, without notice at the sole discretion of Lehman Brothers. No assurance can be given as to the liquidity of or the trading market for these notes.

     Lehman Brothers may be required to deliver a prospectus in connection with its market-making activities in these notes. We agreed to file and maintain a registration statement that would allow Lehman Brothers to engage in market-making transactions in these notes. Subject to certain exceptions, the registration statement will remain effective for as long as Lehman Brothers may be required to deliver a prospectus in connection with market-making transactions in these notes. We pay substantially all the costs and expenses related to the registration statement.

BLUE SKY RESTRICTIONS ON RESALE OF NOTES - STATE SECURITIES LAWS MAY PREVENT YOUR RESALE OF THESE NOTES.

     The securities laws of certain jurisdictions could limit your ability to resell these notes. We have not registred or qualified the resale of these notes in any states. However, exemptions under applicable sate securities laws may be available for sales to registered broker dealers and certain institutional investors.

                                 USE OF PROCEEDS

     This prospectus is delivered in connection with the sale of the notes by Lehman Brothers in market-making transactions. The Company will not receive any of the proceeds from such transactions.

                              THE RECAPITALIZATION

     On December 20, 2002, concurrently with the closing of the sale of the notes, we consummated our recapitalization. The recapitalization consisted of the following transactions:

     - We paid $32.0 million of outstanding borrowings under our former credit facility.

     - We established a new credit facility in an aggregate principal amount of up to $30.0 million. See "Descriptio of Certain Indebtedness -- Credit Facility."

     -    We issued $250.0 million of new senior subordinated notes.

     - We paid a dividend of $200.0 million to the holders of our common stock.

     -    We paid $9.4 million to holders of our common stock options.

     The following table illustrates the sources and uses of funds for the recapitalization.


                                               AMOUNT
            SOURCES OF FUNDS                   ------
            ----------------               ($ IN MILLIONS)
New Senior Subordinated Notes...........      $ 250.0
                                              -------
     Total Cash Sources.............          $ 250.0
                                              =======


                                                          AMOUNT
              USES OF FUNDS                               ------
              -------------                           ($ IN MILLIONS)
Refinancing of Existing Credit Facility ..........       $ 32.0(a)
Distribution to Holders of Common Stock...........        200.0
Payments to Holders of Common Stock Options.......          9.4
Estimated Fees and Expenses.......................          8.5
Increase in Cash..................................            1
                                                         ------
          Total Cash Uses.........................       $250.0
                                                         ======

--------------

(a) As of December 20, 2002, our existing debt to be repaid consisted of a $30.0 million term loan which bore annual interest at the London Interbank Offered Rate, commonly referred to as LIBOR, plus 2 1/4% and matured in October 2005, and a $2.0 million revolving loan which bore annual interest at LIBOR plus 1 1/2% and matured in October 2003.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION


     The following table presents our selected historical consolidated financial information for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. Our historical financial information for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 is derived from our audited financial statements. The financial information set forth below should be read in conjunction with our historical consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus.



                                                               Year Ended December
                                                               -------------------
                                           2003         2002          2001         2000         1999
                                           ----         ----          ----         ----         ----
                                                            (Dollars In Thousands)
Income Statement Data:
  Net sales.......................      $  342,818    $ 348,649    $ 355,334    $  375,890   $  355,951
  Cost of sales...................         197,812      204,819      204,036       199,459      197,757
                                        ----------    ---------    ---------    ----------   ----------
  Gross margin....................         145,006      143,830      151,298       176,431      158,194
  Independent research and
      development.................          14,936       14,600       16,188        15,763       13,996
  Selling, general and administrative
         expenses (b).............          30,499       40,238       30,273        37,666       33,245
  Amortization (c) ...............           4,264        3,935        8,837         8,118        8,773
                                        ----------    ---------    ---------    ----------   ----------
  Operating income ...............          95,307       85,057       96,000       114,884      102,180
  Interest expense, net (a).......          44,186       26,194       32,569        35,993       40,396
                                        ----------    ---------    ---------    ----------   ----------
  Income before income taxes .....          51,121       58,863       63,431        78,891       61,784
  Income tax (provision) benefit..         (10,488)     (16,730)     (27,447)      (14,906)      12,136
                                        ----------    ---------    ---------    ----------   ----------
  Net income (c)..................      $   40,633    $  42,133    $  35,984    $   63,985   $   73,920
                                        ==========    =========    =========    ==========   ==========
Balance Sheet Data (at end of period):
  Working capital.................      $   50,077    $  35,547    $  39,223    $   45,695   $   76,622
  Total assets....................         419,585      422,045      404,008       430,085      441,868
  Long-term debt (includes current
      maturities (a)(b)...........         395,000      435,000      285,625       347,125      433,625
  Stockholders' deficiency (b)....        (186,971)    (227,656)     (58,253)      (78,006)    (141,734)
Other Data (for the period):
  Capital expenditures............           5,468        4,084        5,057         9,845       10,413
  Depreciation and amortization (c)         12,200       12,012       16,889        16,128       17,268
  Ratio of earnings to fixed charges(d)      2.11x        3.13x        2.85x         3.07x        2.45x



(a) On October 15, 2003, we redeemed $40.0 million of our 9 1/4% notes. In 2003, we took a $1.6 million charge to interest expense for the redemption premiums and the write-off of a portion of unamortized financing costs associated with the redemption.



(b) On December 20, 2002, we completed a recapitalization that included the issuance of $250 million of 9 5/8% Senior Subordinated Notes Due 2010. The net proceeds of the notes were used to pay a $200 million dividend to our stockholders, pay off our former credit facility, pay transaction fees of $8.5 million and pay $9.4 million to holders of our common stock options. As a result of this transaction, our stockholders' deficiency increased by $200 million for the dividend, we recorded a $9.4 million charge to selling, general and administrative expenses for the payment to the holders of common stock options and we capitalized $8.5 million for the transaction fees.



(c) On January 1, 2002, we adopted SFAS No. 142. Assuming the adoption of SFAS No. 142 at the beginning of the periods presented, amortization would have decreased by $6.1 million for each of the three years in the period ended December 31, 2001. Net income would have increased to $39.4 million, $68.9 million and $77.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.



(d) For this computation, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on indebtedness (including capitalized interest and amortization of deferred financing costs) plus that portion of lease rental expense representative of the interest factor (deemed to be one-third of lease rental expense).


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL


     The following section may include forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include reduction in airline traffic, business risks inherent in the airline industry, including terrorism, government regulation, lower than expected revenues, general economic conditions and competition in the areas in which we operate.



     Aircraft Braking Systems generates more than 75% of its revenues through the sale of replacement parts for wheels and braking systems that are installed on over 27,000 commercial transport, military and general aviation aircraft. As is customary in the industry, we incur substantial expenditures to research, develop, design and supply original wheel and brake equipment to aircraft manufacturers at or below the cost of production. Research, development and design expenditures are charged to operations when incurred. Original wheel and brake equipment supplied to aircraft manufacturers at or below the cost of production, or program investments, are charged to operations when delivered to the aircraft manufacturers. Development participation costs, paid in connection with the award of wheel, brakes and brake control equipment on various commercial programs, are capitalized and amortized on a straight-line method over a period of 20 years. Since most modern aircraft have a useful life of 25 years or longer and require periodic replacement of certain components of the braking system, we typically recoup our initial investment in original equipment and generate profits from the sales of replacement parts over the life of the aircraft. We have invested and will continue to invest significant resources to have our products selected for use on new commercial airframes, focusing on high-cycle, medium- and short-range aircraft, and business jets.



     During the years ended December 31, 2003, 2002 and 2001, we spent an aggregate of approximately $53.3 million, $51.3 million and $54.1 million, respectively, for research, development, design, program investments, capital expenditures and development participation costs. These types of costs are somewhat discretionary in any given year and our levels of spending may increase or decrease as the business base dictates. In 2003, we achieved many design and development milestones as we moved closer to aircraft certification and initial rates of production on a number of our recent sole source wins: Embraer 170/175, 190/195, Dassault Falcon 7X, Falcon 900EX EASy, Raytheon Hawker Horizon, Sino Swearingen SJ-30 and the T- 50 Military Trainer. In recent years, we were selected as the sole supplier of wheels and steel brakes for the Bombardier CRJ-100, CRJ-200 and CRJ-440 aircraft, the Fairchild Dornier DO-328 turboprop and the Alenia C27J; total braking system including wheels, steel brakes and brake control systems for the Bombardier CRJ-700 and 900 and the SJ-30 aircraft; total braking systems, including wheels, carbon brakes and brake control systems for the Dassault F-7X, Dassault 900EX EASy, Raytheon's Hawker Horizon and Hawker 450, and the T-50 Military Trainer; wheels and carbon brakes for the Embraer 170, 175, 190 and 195 aircraft; and one of three suppliers of wheels and carbon brakes on the Airbus A-320 and A-321 aircraft. Aircraft produced under most of these programs are in development or the early stages of their life cycles and represent significant future revenue opportunities for us. With these program wins, we expect a number of favorable things to occur in our business including:



     -    sales of replacement parts increase in the aftermarket;



     - the number of airplanes using Aircraft Braking Systems' wheels and brakes increases, net of retired aircraft; and



     - the average age of the total fleet using Aircraft Braking Systems' products will be reduced.



     Our strategy has been to focus on the high cycle regional jet sector, where planes typically make over 2,000 landings per year. During the last 2 1/2 years, passenger traffic on regional jets has averaged over 20 % growth, month over month, and has not shown signs of abating, while during the comparable period traffic has declined approximately 4% per year for the major United States airlines operating larger, longer range aircraft.



     Since 2001, the commercial and general aviation segments of the industry we serve, and our financial results, have been adversely affected by the sluggish economy and the events of September 11, 2001. We believe, however, that conditions have improved throughout the industry and that prospects for us are good in each of our commercial, general aviation and military market sectors. The growing number of regional jets in service should lead to increased business for us, as will new opportunities for original equipment and spare part sales in what has been a stagnant general aviation marketplace. We expect military spending for new aircraft and spare parts to continue at high levels.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES


     This section is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, workers compensation liabilities, pension and other postretirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.



     Inventory. Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts related to contracts with long production cycles, a portion of which will not be realized within one year. Reserves for slow moving and obsolete inventories are provided based on current assessments about future product demand and production requirements for the next twelve months. These factors are impacted by market conditions, technology changes, and changes in strategic direction, and require estimates and management judgment that may include elements that are uncertain. We evaluate the adequacy of these reserves quarterly.



     Our inventory reserve balances of $9.1 million, $9.6 million and $11.8 million as of December 31, 2003, 2002 and 2001, respectively, represent 15.4%, 15.6% and 16.3% of our gross inventory balances for each period. Although we strive to achieve a balance between market demands and risk of inventory excess or obsolescence, it is possible that, should conditions change, additional reserves may be needed. Any changes in reserves will impact operating income during a given period. This policy is consistently applied to all of our operating segments and we do not anticipate any changes to our policy in the near term.



     Evaluation of Long-Lived Assets. Long-lived assets are assessed for recoverability on an ongoing basis in accordance with SFAS No. 144. In evaluating the value and future benefits of long-lived assets, their carrying value is compared to management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. Any necessary impairment charges are recorded when we do not believe the carrying value of the long-lived asset will be recoverable. There were no adjustments to the carrying amount of long-lived assets during the years ended December 31, 2003, 2002 and 2001 resulting from our evaluations.



     Warranty. Estimated costs of warranty are accrued when individual claims arise with respect to a product or performance. When we become aware of those types of defects, the estimated costs of all potential warranty claims arising from those types of defects are fully accrued. As of December 31, 2003, 2002 and 2001, our warranty liability was $13.9 million, $15.2 million and $13.7 million, respectively.


     Pension and Other Postretirement Benefits. We have significant pension and postretirement benefit costs and liabilities. The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating those amounts. Assumptions are made about interest rates, expected investment return on plan assets, rate of increase in health care costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants use subjective factors such as withdrawal rates and mortality rates to develop our valuations. We generally review and update these assumptions at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we may use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension and postretirement benefits expense we have recorded or may record. See Note 11 to the consolidated financial statements contained in this prospectus for a disclosure of our assumptions.



     The discount rate enables us to state expected future cash flows at a present value on the measurement date. The rate represents the market rate of high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. A 50 basis point decrease in the discount rate would increase our current year pension expense by approximately $0.6 million. We used a 6 3/4% discount rate to determine the 2003 expense and will use a 6 1/4% discount rate for 2004 to reflect market interest rate conditions.



     To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. A 50 basis point decrease in the expected annual return on assets would increase our current year pension expense by approximately $0.5 million. We assumed that the long-term returns on our pension plan assets was 9.0% in 2003 and will remain at 9.0% for 2004 to reflect projected returns in the fixed income and equity markets.



     The annual postretirement expense was calculated using a number of actuarial assumptions, including a health care cost trend rate and a discount rate. Our discount rate assumption for postretirement benefits is consistent with that used in the calculation of pension benefits. The healthcare cost trend rate range used to calculate the 2003 postretirement expense was 11% in 2003 trending down to 4.5% for 2010. A 1% increase in the assumed health care cost trend rate would increase 2003 postretirement benefit costs and the benefit obligation by approximately $1.3 million and $13.4 million, respectively.


RESULTS OF OPERATIONS


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002



     Our sales for the year ended December 31, 2003 totaled $342.8 million, reflecting a decrease of $5.8 million, or 1.7%, compared with $348.6 million for the same period in the prior year. This decrease was due to lower sales at Aircraft Braking Systems of $13.9 million, partially offset by higher sales at Engineered Fabrics of $8.1 million



     Commercial sales at Aircraft Braking Systems decreased $6.0 million, primarily due to lower sales of wheels and brakes on the Boeing DC-9 and DC-10 and the Airbus A-321 programs, partially offset by higher sales on the Canadair CRJ-100/200, CRJ-700 and CRJ-900 programs. General aviation sales decreased $5.3 million, primarily on Israeli Aircraft Industries and Raytheon aircraft. Military sales decreased $2.6 million primarily on the Boeing B-1B, the Northrop Grumman F-14 and the Fairchild Republic A-10 programs, partially offset by higher sales on the Lockheed Martin C-130 program.



     Sales at Engineered Fabrics increased primarily due to higher sales of oil containment booms, fuel tanks for the Northrop Grumman F-18, the Sikorsky Blackhawk, SH3A and SH3D programs, and iceguards on the Sikorsky UH-60 program.



     Our gross margin for the year ended December 31, 2003 was 42.3%, compared with 41.3% for the same period in the prior year. Aircraft Braking Systems' gross income was $132.8 million, or 46.2% of sales for the year ended December 31, 2003, compared with $135.2 million, or 44.9% of sales for the same period in the prior year. Engineered Fabrics' gross income was $12.2 million, or 22.1% of sales for the year ended December 31, 2003, compared with $8.6 million, or 18.3% for the same period in the prior year.



     Aircraft Braking Systems' gross margin increased primarily due to a favorable mix of products sold and lower warranty costs, partially offset by higher program investments and the unfavorable overhead absorption effect relating to lower sales. Engineered Fabrics' gross margin increased primarily due to a favorable overhead absorption effect relating to the higher sales.

     Independent research and development costs were $14.9 million for the year ended December 31, 2003, compared with $14.6 million for the same period in the prior year. This increase was primarily due to higher costs associated with the Dassault Falcon 7X program, partially offset by lower costs on the Gulfstream G450 program.



     Selling, general and administrative expenses were $30.5 million for the year ended December 31, 2003, compared with $40.2 million for the same period in the prior year. This decrease was primarily due to a $9.4 million charge incurred in 2002, relating to payments made to holders of our common stock options in connection with the recapitalization described below under "Liquidity and Financial Conditions."



     Our net interest expense was $44.2 million for the year ended December 31, 2003, compared with $26.2 million for the same period in the prior year. This increase was primarily due to higher interest relating to our issuance of $250.0 million of 9 5/8% Senior Subordinated Notes in December 2002, in connection with the recapitalization described below under "Liquidity and Financial Condition" and a $1.6 million charge taken in 2003, for redemption premiums and the write-off of a portion of unamortized financing costs, associated with the early redemption of $40.0 million of our 9 1/4% notes on October 15, 2003.



     Our effective tax rate of 20.5% for the year ended December 31, 2003 differs from the statutory rate of 35% due to reversal of prior years tax reserve no longer needed, utilization of state net operating losses, tax benefits derived from foreign sales, available tax credits and a favorable foreign tax rate. The effective tax rate of 28.4% for the year ended December 31, 2002 differs from the statutory rate of 35% due to utilization of state net operating losses, tax benefits derived from foreign sales and available tax credits.


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001


     Our sales for the year ended December 31, 2002 totaled $348.6 million, a decrease of $6.7 million, or 1.9%, compared with $355.3 million for the same period in the prior year. This decrease was principally due to lower sales of wheels and brakes for commercial transport aircraft of $14.1 million, primarily on the Fokker F100, DC-9, Fokker F27/28, CRJ-700 and DC-10 programs. General aviation sales decreased $5.2 million due to lower sales of wheels, brakes and fuel tanks on Gulfstream and Raytheon aircraft. Military sales increased $12.6 million primarily due to higher sales of wheels and brakes of $15.0 million on the B-1B, F-4, A-10 and F-14 programs, partially offset by lower sales of helicopter cabin interiors on various Sikorsky aircraft.



     Our gross margin for the year ended December 31, 2002 was 41.3%, compared with 42.6% for the same period in the prior year. This decrease was primarily due to the unfavorable overhead absorption effect relating to the lower sales and higher program investments.



     Independent research and development costs were $14.6 million for the year ended December 31, 2002, compared with $16.2 million for the same period in the prior year. This decrease was primarily due to lower costs associated with the Dassault Falcon 900 and JAS-39 programs.



     Selling, general and administrative expenses were $40.2 million for the year ended December 31, 2002, compared with $30.3 million for the same period in the prior year. This increase was primarily due to a $9.4 million charge relating to payments made to holders of our common stock options in connection with the recapitalization described below under "Liquidity and Financial Condition."



     Amortization expense was $3.9 million for the year ended December 31, 2002, compared with $8.8 million for the same period in the prior year. This decrease was primarily due to the elimination of $6.1 million of goodwill amortization during the year ended December 31, 2002 in accordance with SFAS No. 142, partially offset by higher amortization of intangible assets and deferred charges.



     Our net interest expense was $26.2 million for the year ended December 31, 2002 compared with $32.6 million for the same period in the prior year. This decrease was primarily due to lower non-cash interest expense of $4.3 million (non-cash interest income of $0.4 million during the year ended December 31, 2002 compared with non-cash interest expense of $3.9 million for the same period in the prior year) relating to the change in market value of our interest rate swap in accordance with SFAS No. 133. Net interest expense also decreased due to a lower average debt balance.

     Our effective tax rate of 28.4% for the year ended December 31, 2002 differs from the statutory rate of 35% due to utilization of state net operating losses, tax benefits derived from foreign sales and available tax credits. The effective tax rate of 43.3% for year ended December 31, 2001 differs from the statutory rate of 35% due to foreign, state and local taxes partially offset by tax benefits derived from foreign sales.


LIQUIDITY AND FINANCIAL CONDITION


     Our cash and cash equivalents totaled $24.5 million at December 31, 2003, compared with $22.7 million at December 31, 2002. Our total debt, consisting of our 9 5/8% notes and our 9 1/4 % notes, was $395.0 million at December 31, 2003, compared with $435.0 million at December 31, 2002. The reason for the decrease in the debt balance is due to the prepayment of $40.0 million of our 9 1/4% notes on October 15, 2003.


     On December 20, 2002, we completed a recapitalization as follows:

     - We issued $250 million of senior subordinated notes due December 15, 2010 for which we received $241.5 million after paying fees and expenses.

     - We paid $32.0 million of outstanding borrowings under our former credit facility.

     -    We established a new $30.0 million revolving credit facility.

     - We paid a dividend of $200.0 million to the holders of our common stock.

     -    We paid $9.4 million to the holders of our common stock options.

     We expect that our principal use of funds for the next several years will be to pay interest and principal on indebtedness, fund capital expenditures and make program investments. Our primary source of funds for conducting our business activities and servicing our indebtedness has been cash generated from operations and borrowings under our credit facility. In the past, the cash generated from operations has been sufficient to pay our indebtedness. We do not have to pay principal on our notes until October 2007, when our 9 1/4% notes mature.


     Our credit facility provides for revolving loans not to exceed $30.0 million, with up to $10.0 million available for letters of credit. At December 31, 2003, we had outstanding letters of credit of $2.0 million and $28.0 million available to borrow under the credit facility. The credit facility commitment terminates on June 30, 2007. The credit facility is secured by substantially all of our assets, including the stock of our subsidiaries.



     The credit facility contains certain covenants and events of default, including limitations on additional indebtedness, liens, asset sales, making certain restricted payments, capital expenditures, creating guarantee obligations and material lease obligations. The credit facility also contains certain financial ratio requirements, including a cash interest coverage ratio and a leverage ratio. We were in compliance with all debt covenants at December 31, 2003.



     The following represents our contractual commitments consisting of our scheduled debt maturities, scheduled interest payments, letters of credit, purchase commitments, non-cancelable operating lease commitments and payments required under the advisory agreement with Bernard L. Schwartz, subsequent to December 31, 2003:



                            SCHEDULED   SCHEDULED                            OPERATING
        YEAR ENDING           DEBT      INTEREST   LETTERS OF    PURCHASE      LEASE      ADVISORY
        DECEMBER 31,        MATURITIES  PAYMENTS     CREDIT    COMMITMENTS*  COMMITMENTS  AGREEMENT  TOTAL
       -------------        ----------  --------     ------    ------------  -----------  ---------  -----
                                                          (DOLLARS IN MILLIONS)
2004......................    $   --     $ 37.6       $ --        $ 18.7        $ 4.7       $ 2.4    $ 63.4
2005......................        --       37.6         --           0.3          4.3         2.4      44.6
2006......................        --       37.6         --            --          2.9         2.4      42.9
2007......................     145.0       37.6        2.0            --          2.6         2.4     189.6
2008......................        --       24.1         --            --          1.5         2.4      28.0
Thereafter................     250.0       48.1         --            --          4.2         2.4**   304.7

-------------



* Represents the value of purchase orders placed with vendors for materials and equipment.



** Represents one annual payment under the advisory agreement which has an indefinite term.



     Our funding policy is to contribute cash to our pension plans so the minimum required under the Employee Retirement Income Security Act of 1974 is met. Based on this requirement, we made no contributions to the pension plans in 2003 and expect to make none in 2004. Our minimum pension liability was $26.9 million and $19.8 million at December 31, 2003 and 2002, respectively. We made approximately $3.6 million in contributions to our postretirement health care and life insurance benefit plans in 2003 and expect to contribute approximately $4.0 million in 2004.



     In 2003, we paid $6.6 million in federal and state income taxes. In 2004, we anticipate the amount to increase by approximately $6.0 million as our alternate minimum tax credits have been fully utilized.


     Based upon the current level of operations, our management believes that our cash flow from operations, together with available borrowings under the credit facility, are adequate to meet our anticipated requirements for working capital, capital expenditures, research and development expenditures, program and other discretionary investments and interest payments. There can be no assurance, however, that our business will continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including notes) or obtain additional financing. Our ability to make scheduled principal payments, to pay interest and to refinance our indebtedness (including our 9 5/8% notes and our 9 1/4% notes) depends on our future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. There can be no assurance that sufficient funds will be available to enable us to service our indebtedness, including senior subordinated notes, or make necessary capital expenditures and program and other discretionary investments.

CASH FLOW


     During the year ended December 31, 2003, net cash provided by operating activities amounted to $52.7 million, compared with $90.4 million for the same period in the prior year, a decrease of $37.7 million. Our cash flow from operating activities decreased from the prior year due to higher interest payments of $22.3 million, relating to the issuance of $250.0 million of our 9 5/8% notes in December 2002, payments made in 2003 to the holders of our common stock options in connection with the 2002 recapitalization, decreased reductions in inventory and an increase in accounts receivable due to the timing of sales in the later part of the fourth quarter of 2003. This was partially offset by a decrease in the amount required to fund the pension plan in 2003 versus 2002. During the year ended December 31, 2002, net cash provided by operating activities amounted to $90.4 million, compared with $77.5 million for the same period in the prior year, an increase of $12.9 million. Our cash flow from operating activities in 2002 increased from 2001 due to higher operating profitability, greater reductions in accounts receivable and inventory due to improved asset management, partially offset by an increase in funding for our pension plans.



    During the year ended December 31, 2003, net cash used in investing activities amounted to $11.0 million due to $5.5 million of capital expenditures and $5.5 million of program participation costs. During the year ended December 31, 2002, net cash used in investing activities amounted to $13.7 million due to $4.1 million of capital expenditures and $9.6 million of program participation costs. During the year ended December 31, 2001, net cash used in investing activities amounted to $17.3 million due to $5.1 million of capital expenditures, $11.7 million of program participation payments and $0.5 million for costs relating to intangible assets. Capital spending for the year ending December 31, 2004 is expected to be approximately $6.0 million.



     During the year ended December 31, 2003, net cash used in financing activities amounted to $40.0 million due to the prepayment of $40.0 million of our 9 1/4% notes. During the year ended December 31, 2002, net cash used in financing activities amounted to $59.1 million due to the payment of a $200.0 million dividend to the holders of our common stock, the repayment of indebtedness of $100.6 million and transaction fees of $8.5 million in connection with our issuance of our 9 5/8% notes, partially offset by proceeds of $250.0 million from our sale of the 9 5/8% notes. During the year ended December 31, 2001, net cash used in financing activities amounted to $61.5 million, due to the repayment of indebtedness.


ACCOUNTING CHANGES AND PRONOUNCEMENTS


     On December 8, 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Act. The Act introduces a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In January 2004, the Financial Accounting Standards Board, or the FASB, issued Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. In accordance with FASB Staff Position No. 106-1, we are electing to defer recognition of any potential savings on the calculation of our accumulated postretirement benefit obligation or net periodic benefit cost as a result of the Act until specific authoritative guidance on the accounting of the Federal subsidy is issued. Therefore, these financial statements and accompanying notes do not reflect the effects of the Act on the plan.



     During the three years ended December 31, 2003, we implemented, as required, a number of new accounting pronouncements, none of which had a material impact on our consolidated financial statements, except as follows:



     In December 2003, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 132 (Revised), or SFAS No. 132-R, "Employer's Disclosure about Pensions and Other Postretirement Benefits." SFAS 132-R retains disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS No. 132-R is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions of this standard did not have a material effect on our consolidated financial position, results of operations or cash flows.



     Effective January 1, 2003, we adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The adoption of this standard decreased income before taxes by $1.6 million during 2003. This represents the premium paid and the write-off of a portion of unamortized financing costs related to the early redemption of $40.0 million of our 9 1/4% notes. This premium and write-off would have been recorded as an extraordinary charge prior to adoption of this standard.



     In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill.


     Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that any recognized intangible asset determined to have an indefinite useful life not be amortized, but instead be tested for impairment in accordance with this standard until its life is determined to no longer be indefinite. We adopted SFAS No. 142 on January 1, 2002, at which time amortization of goodwill ceased. Our impairment analysis did not result in an impairment charge.

     Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. SFAS No. 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.


     As a requirement of a previous credit facility, we entered into an interest rate swap agreement in 1997 to reduce the impact of potential increases in interest rates on the credit facility. This interest rate swap agreement was our only financial instrument that was required to be accounted for at fair value in accordance with SFAS No. 133. On December 17, 2003, the interest rate swap agreement expired.



     The adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative pre-tax reduction in other comprehensive income of $0.9 million ($0.6 million after tax) during the year ended December 31, 2001, related to the derivative designated in a cash flow-type hedge prior to adopting SFAS No. 133. This amount was amortized into interest expense over three years, which was the remaining life of the interest rate swap agreement at January 1, 2001. During the years ended December 31, 2003, 2002 and 2001, the change in fair market value of this derivative instrument resulted in non-cash interest income of $3.5 million and $0.4 million, and non-cash interest expense of $3.9 million, respectively. These amounts were recorded in interest expense as this derivative was not designated as a hedging instrument. We do not utilize derivatives for speculative purposes.


INFLATION

     A majority of our sales are conducted through annually established price lists and long-term contracts. The effect of inflation on our sales and earnings is minimal because the selling prices of those price lists and contracts, established for deliveries in the future, generally reflect estimated costs to be incurred in these future periods. In addition, some contracts provide for price adjustments through escalation clauses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     We have $395.0 million of total fixed rate debt outstanding at December 31, 2003. Borrowings under the credit facility bear interest that varies with LIBOR.



     As a requirement of a previous credit facility, we entered into an interest rate swap agreement to reduce the impact of potential increases in interest rates. The interest rate swap agreement expired on December 17, 2003. The payments made under the swap agreement were $4.0 million and $3.8 million in 2003 and 2002, respectively. Given that all of our outstanding debt is at a fixed rate, a 10% change in interest rates would not have a significant impact on fair values, cash flows or earnings. We have no other derivative financial instruments.


CONTROLS AND PROCEDURES


We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. Based upon that evaluation and subject to the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures provided reasonable assurance that the disclosure controls and procedures are effective to accomplish their objectives.

In addition, there was no change to our internal control over financial reporting that occurred during the quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


                                    BUSINESS

GENERAL


     We sell our products to a wide range of major airframe manufacturers, commercial airlines and replacement part distributors and to the United States and certain foreign governments. We are, through our wholly-owned subsidiary, Aircraft Braking Systems Corporation, or Aircraft Braking Systems, one of the world's leading manufacturers of aircraft wheels, brakes and brake control systems for commercial transport, military and general aviation aircraft. During the year ended December 31, 2003, approximately 84% of our total revenues were derived from sales made by Aircraft Braking Systems. In addition, we believe we are, through our wholly-owned subsidiary, Engineered Fabrics Corporation, or Engineered Fabrics, the leading worldwide manufacturer of aircraft fuel tanks, supplying approximately 80% of the worldwide general aviation and commercial transport markets and over 50% of the domestic military market for those products. Engineered Fabrics also manufactures and sells iceguards and specialty coated fabrics with storage, shipping, environmental and rescue applications for military and commercial uses. During the year ended December 31, 2003, approximately 16% of our total revenues were derived from sales made by Engineered Fabrics.


     Aircraft Braking Systems has been a leader in the design and development of aircraft wheels, brakes and brake control systems, investing significant resources to refine existing braking systems, develop new technologies and design braking systems for new airframes. We have carefully directed our efforts toward expanding Aircraft Braking Systems' presence in each of the commercial transport, military and general aviation segments of the aircraft industry.


     We were incorporated in Delaware on March 13, 1989.


THE AIRCRAFT WHEEL AND BRAKE INDUSTRY


     Aircraft manufacturers are required to obtain regulatory airworthiness certification of their commercial aircraft by the FAA, by the United States Department of Defense in the case of military aircraft, or by similar agencies in most foreign countries. This process, which is both costly and time consuming, involves testing the entire airframe, including the wheels, brakes and brake control system, to demonstrate that the airframe in operation complies with relevant governmental requirements for safety and performance. Generally, replacement parts for a wheel and brake system which has been certified for use on an airframe may only be provided by the original manufacturer of such wheel and brake system. Since most modern aircraft have a useful life of 25 years or more and require replacement of certain components of the braking system at regular intervals (which for medium- and short-range commercial aircraft generally averages once or twice a year), sales of replacement parts are expected to provide a long and steady source of revenues for the manufacturer of the braking system.



     Due to the cost and time commitment associated with the aircraft certification process, competition among aircraft wheel and brake suppliers most often occurs at the time the airframe manufacturer makes its initial installation decision. Generally, competing suppliers submit proposals in response to requests for bids from manufacturers, although in recent years, Aircraft Braking Systems has occasionally teamed with landing gear manufacturers to respond to requests for proposals for a complete or "dressed" landing gear system. Selections are made by the manufacturer on the basis of technological superiority, conformity to design criteria established by the manufacturer and pricing considerations. Typically, general aviation aircraft and military manufacturers will select one supplier of wheels and brakes for a particular aircraft. In the commercial transport market, however, there will often be "dual sourcing" of wheels and brakes. In that case, an airframe manufacturer may approve and receive FAA certification to configure a particular airframe with equipment provided by two or more wheel and brake manufacturers. Generally, where more than one supplier has been certified, the aircraft customer, such as a major airline, will designate the original equipment to be installed on its aircraft. Competition among certified suppliers for that airline's initial installation decision generally focuses on such factors as the system's "cost-per-landing," given certain assumptions concerning the frequency of replacements required and the impact that the weight of the system has on the airline's ability to load the aircraft with passengers, freight or fuel, and the technical operating performance characteristics of the wheel and brake systems. Once selected, airlines infrequently replace entire wheel and brake systems.



     In accordance with industry practice in the commercial aviation industry, aircraft wheel and brake suppliers customarily sell original wheel and brake assemblies below cost in order to win selection of their products by airframe manufacturers and airlines. These investments are typically recouped through the sale of replacement parts. Recovery of original equipment investments and design costs for each airframe's wheels and brakes is contingent on a number of factors but occurs prior to the end of the useful life of the particular aircraft. Price concessions on original wheel and brake equipment are not customary in the military market. Although manufacturers of military aircraft generally select only one supplier of wheels and brakes for each model, the government has approved at times the purchase of specific component replacement parts from suppliers other than the original supplier of the wheel and brake system.


     The following table illustrates the lifecycle of a typical commercial aircraft program.


                            PROGRAM LIFECYCLE STAGES



 STAGE OF
 LIFECYCLE      DURATION                        CHARACTERISTICS
 ---------      --------                        ---------------
DEVELOPMENT     2-4 years     -    Time period up through certification
                              -    Design and development
                              -    No revenues generated
                              -    Planes certified
GROWTH          8-15 years    -    Planes delivered
                              -    Investing in original equipment (cash outflows)
                              -    Cash inflows from replacement parts
MATURE          10-20 years   -    Most lucrative stage
                              -    Full program fleet in flight, but program no longer in production
                              -    No program investments
                              -    Cash inflows from replacement parts
DECLINE         10-15 years   -    Planes in fleet gradually taken out of service


BUSINESS STRATEGY


     COMMERCIAL TRANSPORT. Aircraft Braking Systems has directed its efforts toward expanding its presence on high-cycle, medium- and short-range commercial aircraft. These aircraft typically make more frequent landings than long-range commercial aircraft and require more frequent replacement of wheels and brakes. As a result, we believe that Aircraft Braking Systems has become the largest supplier of wheel and brake parts for these planes, adding approximately 2,100 medium- and short-range commercial aircraft to the portfolio of aircraft using its products. We believe that this strategy has been successful, because more and more passengers are demanding non-stop service to the destination of their choice, with more frequent departure times. This increase in point-to-point service has resulted in fewer connecting flights but more frequent service from smaller, local airports. Following the events of September 11, 2001, major airlines became increasingly dependent on lower- cost regional aircraft, further accelerating point-to-point geographical coverage, even as the major airlines reduced capacity overall by grounding some planes and eliminating some flights.



     MILITARY. We will continue to try to increase our leadership in the military sector. The 2004 U.S. defense budget for aircraft procurement is approximately $23.0 billion. This emphasis on defense spending is expected to benefit the fleet of more than 11,000 military aircraft already in Aircraft Braking Systems' portfolio through replenishment, upgrades and modernization activities and may lead to additional military program opportunities. In addition, Engineered Fabrics is expected to benefit from this renewed emphasis as more than 70% of its revenues for the year ended December 31, 2003 were attributable to U.S. military sales.



GENERAL AVIATION. We will continue to focus our efforts on high-end business and executive jet platforms within the general aviation sector. We expect further utilization of aircraft within this sector through the increased use of "fractional" ownership programs, which allow multiple parties to share in the ownership of an aircraft through such forms as memberships and limited partnerships. Business jet utilization should also benefit from the perception of greater safety, as well as the convenience of easier security checks. We believe that Aircraft Braking Systems already provides braking equipment for more than 50% of the business jets in the worldwide general aviation fleet.


PRODUCTS


     AIRCRAFT BRAKING SYSTEMS. Aircraft Braking Systems is one of the world's leading manufacturers of wheels, brakes and brake control systems for commercial transport, military and general aviation aircraft. The braking systems produced by Aircraft Braking Systems are either carbon-based or steel-based. While steel-based systems typically are sold for less than carbon-based systems, these systems generally require more frequent replacement because their steel brake pads tend to wear more quickly. More than 75% of Aircraft Braking Systems' revenues are derived from the sale of replacement parts.



     As of December 31, 2003, Aircraft Braking Systems' products were installed on over 27,000 commercial transport, military and general aviation aircraft. Current fleets of commercial transport aircraft include the DC-9, DC-10, Fokker FO-100/70, Fokker F-27/28, Fokker F-50/60, Fairchild Dornier DO-228, Bombardier CRJ-100/200 and CRJ-700, Saab 340 and Saab 2000, for all of which Aircraft Braking Systems is the sole certified supplier. In addition, Aircraft Braking Systems is a supplier of spare parts for the dual-sourced MD-80 program.



     Aircraft Braking Systems' wheels and brakes have been selected for use on a number of high-cycle airframe designs including the Airbus A-320, A-321 and the MD-80 Series. Aircraft Braking Systems is also the sole certified supplier for the Boeing MD-90 and Bombardier's CRJ-100/200, CRJ-440, CRJ-700 and CRJ-900 regional jets. Since its introduction in late 1992, Bombardier has received firm orders for approximately 1,300 Canadair Regional Jets with approximately 1,000 aircraft currently in service. In addition, Aircraft Braking Systems is the sole certified supplier of wheels and carbon brakes for the Embraer 170, 175, 190 and 195 aircraft, a family of regional jets entering service in 2004.



     Some of the military platforms using wheels and brakes supplied by Aircraft Braking Systems are the F-14 and F-16 fighters, the B-1B bomber and the C-130 transport. We supply the wheels, brakes and brake control systems on the Korean Aerospace T-50 Trainer. In general aviation, we have been selected to supply the wheels and brakes for the new Dassault Falcon 7X business jet, and we supply wheels and brakes for such general aviation aircraft in production as the Raytheon Hawker 400XP, the Dassault Falcon 900EX EASy, the Gulfstream G100, G200 and G450 and the Learjet 60.



     Aircraft Braking Systems' brake control systems, which are integrated into the total braking system, are designed to minimize the distance required to stop an aircraft by controlling applied brake pressure to maximize the braking force while also preventing the wheels from locking and skidding. Because of the sensitivity of brake control systems to variations in brake performance, our management believes that our total braking system integration capability gives Aircraft Braking Systems a competitive advantage over our two largest competitors, Honeywell's Aircraft Landing Systems Division and Goodrich Corporation. Other products manufactured by Aircraft Braking Systems include helicopter rotor brakes and brake temperature monitoring equipment for various types of aircraft.


     A large part of Aircraft Braking Systems' existing programs are in the mature stage. This is favorable to us because our investments to establish these programs are completed, resulting in cash inflows from the sale of replacement parts.

Additionally, programs in the growth stage should provide stability and substantial cash flow in the future, offsetting the loss of revenues from programs in the declining stage.

     ENGINEERED FABRICS. We believe Engineered Fabrics is the leading worldwide manufacturer of flexible bladder type fuel tanks for aircraft, serving approximately 80% of the worldwide commercial transport and general aviation markets and over 50% of the domestic military market for those products. Engineered Fabrics' programs include fixed-wing aircraft fuel tank programs for the U.S. Navy's F-18 C/D and E/F aircraft and F-14, F-15, F-16, C-130, KC-10 and KC-135 aircraft. Military helicopter fuel tank programs include the UH-60, SH-60, CH/MH-53 and RAH-66 platforms with Sikorsky, the CH-47 with Boeing and the V-22 with Bell/Boeing. Commercial helicopter applications include the MD-500 and MD-600 and the Bell 214-ST. Many of these platforms also utilize Engineered Fabrics' iceguards for deicing and anti-icing of the rotor blades and inlets.


     Bladder fuel tanks, manufactured by combining multiple layers of coated fabrics and adhesives, are sold for use in commercial transport, military and general aviation aircraft. During the year ended December 31, 2003, sales of fuel tanks accounted for approximately 72% of Engineered Fabrics' total revenues. For military helicopter applications, Engineered Fabrics' fuel tanks feature encapsulated layers of rubber which expand in contact with fuel, thereby sealing off holes or gashes caused by bullets or other projectiles penetrating the walls of the fuel tank. Engineered Fabrics manufactures crash-resistant fuel tanks for helicopters and military aircraft that significantly reduce the potential for fires, leaks and spilled fuel following a crash. Engineered Fabrics is the only known domestic supplier of polyurethane fuel tanks for aircraft, which are substantially lighter and more flexible than their metal or nitrile counterparts, and are therefore cost-advantageous.



     Iceguards manufactured by Engineered Fabrics are heating systems made from layered composite materials that are applied on engine inlets, propellers, rotor blades and tail assemblies. Encapsulated in the material are heating elements which are connected to the electrical system of the aircraft and, when activated by the pilot, the system provides anti-icing protection when in flight.


     Engineered Fabrics also produces a variety of products utilizing coated fabrics such as oil containment booms, towable storage bladders, heavy lift bags and pillow tanks. Oil containment booms are air-inflated cylinders that are used to confine oil spilled on the high seas and along coastal waterways. Towable storage bladders are used for storage and transportation of the recovered oil after removal from the water. Heavy lift bags, often used in emergency situations, are inserted into tight spaces and inflated to lift heavy loads for short distances. Pillow tanks are collapsible rubberized containers used as an alternative to steel drums and stationary storage tanks for the storage of liquids.

     The following table shows the distribution of sales of aircraft wheels and brakes, brake control systems and fuel tanks as a percentage of our total sales:


                                     YEAR ENDED
                                    DECEMBER 31,
                                 ------------------
                                 2003   2002   2001
                                 ----   ----   ----
Wheels and brakes.............    77%    80%    79%
Brake control systems.........     7%     7%     7%
Fuel tanks....................    12%    11%    11%
Other ........................     4%     2%     3%
                                 ---    ---    ---
Total.........................   100%   100%   100%
                                 ===    ===    ===


SALES AND CUSTOMERS


     We sell our products to more than 175 airlines, airframe manufacturers, governments and distributors across the commercial transport, military and general aviation sectors. Sales to the U.S. government represented approximately 26%, 26% and 21% of total sales for the years ended December 31, 2003, 2002 and 2001, respectively. No other customer accounted for more than 10% of total sales.


     The following table shows the distribution of our total revenues by respective market, as a percentage of total sales:

                                     YEAR ENDED
                                    DECEMBER 31,
                                 ------------------
                                 2003   2002   2001
                                 ----   ----   ----
Commercial transport..........    53%    53%    56%
Military (U.S. and foreign)...    31%    30%    26%
General aviation..............    16%    17%    18%
                                 ---    ---    ---
Total.........................   100%   100%   100%
                                 ===    ===    ===



     COMMERCIAL TRANSPORT. Customers for our products in the commercial transport market include a wide variety of airframe manufacturers, commercial airlines and replacement part distributors. Our products are used on a broad range of large commercial transports (100 seats or more), regional jets and other commuter aircraft (between 20 and 120 seats). Customers include Delta Air Lines, Alitalia, Japan Air Systems, Lufthansa, Swiss Airlines, Northwest Airlines, Continental Airlines, American Airlines, Saudi Arabian Airlines, Aeromexico, TAM Airlines, Asiana Airlines, China Eastern Airlines, Honeywell and Goodrich Corporation. We provide spare replacement parts to aircraft manufactured by the four largest commercial aircraft manufacturers: Boeing, Airbus, Bombardier and Embraer.



     MILITARY. We believe we supply wheels, brakes and fuel tanks for more types of U. S. military aircraft than any competitor. We also supply the militaries of many foreign governments. Our products are used on a variety of fighters, training aircraft, transports, cargo planes, bombers and helicopters. Some of the U.S. military aircraft using these products are the F-4, F-14, F-15, F-16, F-18, F-117A, A-10, B-1B, C-130, C-130J, E-2E, EA6B, E3, E8, T-1A, and T-2B.
Some of the foreign military aircraft using these products include the F-2 (formerly the FS-X) in Japan, AIDC Indigenous Defensive Fighter, or IDF, in Taiwan, Westland Super Lynx in Great Britian, Saab JAS-39 in Sweden, Alenia C-27 and Augusta A129 in Italy, Casa C-212 in Spain, and the T-50 in South Korea. Substantially all of our military products are sold to the U.S. Department of Defense, foreign governments or to airframe manufacturers including Lockheed Martin, Boeing, Sikorsky, Bell, Saab and AIDC in Taiwan. Some of the brake control systems we manufacture for the military are used on the F-16, F-117A, B-2, Panavia Toronado, British Aerospace Hawk, JAS-39, IDF and T-50 aircraft.



     GENERAL AVIATION. We believe we are the industry's largest supplier of wheels, brakes and fuel tanks for general aviation aircraft (19 seats or less). This market includes personal, business and executive aircraft. Customers include airframe manufacturers, such as Gulfstream, Raytheon Aircraft, Bombardier, Cessna, Dassault and Israeli Aircraft Industries, and distributors, such as Aviall. We supply brake control systems to Gulfstream, Dassault and other aircraft manufacturers. General aviation aircraft using our wheels and brakes exclusively include the Raytheon Hawker 400XP and Hawker Horizon, the Lear series 20, 30, 50 and 60, the Gulfstream G-I, G-II, G-IIB, G-III and G-IV, the IAI 1123, 1124, 1125 Astra, Astra SPX and Galaxy, the Challenger CL600, CL601 and CL604, and the Dassault Falcon 10, 100, 20, 200, 50 and 50EX.


FOREIGN CUSTOMERS

     We supply products to a number of foreign aircraft manufacturers, airlines and foreign governments. Substantially all sales to foreign customers are in U.S. dollars and, therefore, the impact of currency translations is immaterial to us. The following table shows our sales to both foreign and domestic customers:


                                     YEAR ENDED
                                    DECEMBER 31,
                                 ------------------
                                 2003   2002   2001
                                 ----   ----   ----
Domestic sales............        61%    59%     58%
Foreign sales.............        39%    41%     42%
                                 ---    ---     ---
Total.....................       100%   100%    100%
                                 ===    ===     ===


INDEPENDENT RESEARCH AND DEVELOPMENT

     We employ scientific, engineering and other personnel to improve our existing product lines and to develop new products and technologies in the same or related fields. At December 31, 2003, we employed approximately 130 engineers (of whom 19 held advanced degrees). Approximately 22 of those engineers (including 9 holding advanced degrees) devoted all or part of their efforts toward a variety of projects including refining carbon processing techniques to create more durable braking systems, upgrading existing braking systems to provide enhanced performance, and developing new technologies to improve our products.



     The costs incurred relating to independent research and development for the years ended December 31, 2003, 2002 and 2001 were $14.9 million, $14.6 million and $16.2 million, respectively.


PATENTS AND LICENSES

     We have a large number of patents related to the products of our subsidiaries. While in the aggregate our patents are of material importance to our business, we believe no single patent or group of patents is of material importance to our business as a whole.

COMPETITION


     We face substantial competition from a few suppliers in each of our product areas. Our principal competitors that supply wheels and brakes are Honeywell's Aircraft Landing Systems Division, Goodrich Corporation and Messier-Bugatti in France. All three competitors are larger and have greater financial resources than us. The principal competitors for brake control systems are the Hydro-Aire Division of Crane Co. and Messier-Bugatti. The principal competitors for fuel tanks are American Fuel Cell & Coated Fabrics Company and Aerazur of France, both owned by Zodiac S.A., a French company.


BACKLOG


     Backlog at December 31, 2003 and 2002 amounted to approximately $130.6 million and $142.5 million, respectively. Backlog consists of firm orders for our products which have not been shipped. Approximately 86% of our total backlog at December 31, 2003 is expected to be shipped during the next twelve months, with the balance expected to be shipped over the subsequent two-year period. No significant seasonality exists for sales of our products.



     Of our total backlog at December 31, 2003, approximately 40% was directly or indirectly for end use by the U.S. government, substantially all of which was for use by the Department of Defense. For certain risks associated with U. S. government contracts, see "Government Contracts" discussed below.


GOVERNMENT CONTRACTS


     For the years ended December 31, 2003, 2002 and 2001, approximately 26%, 26% and 21%, respectively, of our total sales were made to agencies of the U. S. government or to prime contractors or subcontractors of the U.S. government.


     The majority of our defense-related sales are from basic ordering agreements. The remainder of our defense business is derived from contracts that are firm, fixed-price contracts under which we agree to perform for a predetermined price. Although our fixed-price contracts generally permit us to keep unexpected profits if costs are less than projected, we do bear the risk that increased or unexpected costs may reduce profit or cause us to sustain losses on the contract. All domestic defense contracts and subcontracts to which we are a party are subject to standard provisions for termination at the convenience of the government. Upon termination, other than for a contractor's default, the contractor will normally be entitled to reimbursement for allowable costs and to an allowance for profit. Foreign defense contracts generally contain comparable provisions relating to termination at the convenience of the government.

     Companies supplying defense-related equipment to the U. S. government are subject to certain additional business risks peculiar to that industry. Among these risks are the ability of the U.S. government to unilaterally suspend us from new contracts pending resolution of alleged violations of procurement laws or regulations. Other risks include a dependence on appropriations by the U. S. government, changes in the U. S. government's procurement policies (such as greater emphasis on competitive procurements) and the need to bid on programs in advance of design completion. A reduction in expenditures by the government for aircraft using products of the type manufactured by us, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to us or substantial cost overruns would have an adverse effect on our cash flow and results of operations.

SUPPLIES AND MATERIALS

     The principal raw materials used by Aircraft Braking Systems in its wheel and brake manufacturing operations are steel, aluminum forgings and carbon compounds. We produce most of our carbon at our carbon manufacturing facility in Akron, Ohio. Steel and aluminum forgings are purchased from multiple sources. The principal raw materials used by Engineered Fabrics to manufacture fuel tanks and related coated fabric products are nylon cloth, forged metal fittings and various adhesives and coatings, whose formulae are internally developed and proprietary. We have not experienced any shortage of raw materials to date.

PERSONNEL


     At December 31, 2003, we had 1,281 full-time employees, of which 722 were employed by Aircraft Braking Systems (325 hourly and 397 salaried employees) and 559 were employed by Engineered Fabrics (426 hourly and 133 salaried employees). All of Aircraft Braking Systems' hourly employees are represented by the United Auto Workers' Union and all of Engineered Fabrics' hourly employees are represented by the United Food and Commercial Workers' Union.



     Aircraft Braking Systems' current four-year labor agreement will expire on June 30, 2006. The three-year term of the collective bargaining agreement at Engineered Fabrics expired on February 5, 2004, and the contract is the subject of on-going collective bargaining.


PROPERTIES

     UNITED STATES FACILITIES. Aircraft Braking Systems and Engineered Fabrics operate two manufacturing facilities in the United States which are individually owned except as set forth below under "Akron Facility Arrangements." Aircraft Braking Systems' facility is located in Akron, Ohio and consists of approximately 770,000 square feet of manufacturing, engineering and office space. Engineered Fabrics' facility is located in Rockmart, Georgia and consists of approximately 564,000 square feet of manufacturing, engineering and office space. We believe that our properties and equipment are generally well-maintained, in good operating condition and adequate for our present needs.


     FOREIGN FACILITIES. We occupy approximately 21,000 square feet of leased office and warehouse space in Slough, England, under a lease expiring in 2020. We also maintain a sales and service office in Toulouse, France.



     AKRON FACILITY ARRANGEMENTS. The manufacturing facilities owned by Aircraft Braking Systems are part of a larger complex owned by Lockheed Martin. Aircraft Braking Systems and Lockheed Martin have various occupancy and service agreements to provide for shared easements and services (including utility, sewer and steam). In addition to the 770,000 square feet owned by Aircraft Braking Systems, we lease approximately 433,000 square feet of space within the Lockheed Martin complex and are subject to annual occupancy payments to Lockheed Martin. During the years ended December 31, 2003, 2002 and 2001, Aircraft Braking Systems made occupancy payments to Lockheed Martin of $1.0 million, $0.9 million and $0.9 million, respectively. Certain access easements and agreements regarding water, sanitary sewer, storm sewer, gas, electricity and telecommunication are perpetual. In addition, Lockheed Martin and Aircraft Braking Systems equally control Valley Association Corporation, an Ohio corporation, which was formed to establish a single entity to deal with the City of Akron and utility companies concerning governmental and utility services which are furnished to Lockheed Martin's and Aircraft Braking Systems' facilities.


LEGAL PROCEEDINGS

     There are various lawsuits and claims pending against us which are incidental to our business. Although the final results in those suits and proceedings cannot be predicted with certainty, in the opinion of our management, the ultimate liability, if any, will not have a material adverse effect on us.


ENVIRONMENTAL

     Our manufacturing operations are subject to various environmental laws and regulations, including those related to pollution, air emissions and the protection of human health and the environment, administered by federal, state and local agencies. We continually assess our obligations and compliance with respect to these requirements. Based upon these assessments and other available information, we believe that our manufacturing facilities are in substantial compliance with all applicable existing federal, state and local environmental laws and regulations and we do not expect environmental costs to have a material adverse effect on us. The operation of manufacturing plants entails risk in these areas, and there can be no assurance that we will not incur material costs or liabilities in the future that could adversely affect us. For example, such costs or liabilities could arise due to changes in the existing law or its interpretation, or newly discovered contamination.


                                   MANAGEMENT



     We have adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-K. This Code of Ethics applies to our principal executive officer, principal financial officer and other of our officers involved in finance, accounting, treasury and tax matters. This Code of Ethics is filed as an exhibit to this Annual Report on Form 10-K.



     All of our shareholders are represented on our Board of Directors. The matters that would be addressed by an audit committee are subject to the review and action of our full Board of Directors. Because we do not have an audit committee, we have not determined whether or not any member of the Board of Directors would be considered an "audit committee financial expert"as defined under Item 401(b) of Regulation S-K.


     Set forth below are the names, ages and positions of our directors and executive officers. All directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, and all executive officers hold office at the pleasure of the Board of Directors. Our following executive officers or directors are related by blood or marriage:
Kenneth M. Schwartz is the nephew of Bernard L. Schwartz, Ronald H. Kisner's wife is the niece of Bernard L. Schwartz and John R. Paddock's wife is the daughter of Bernard L. Schwartz. No other executive officer or director of ours is related by blood, marriage or adoption.


         NAME           AGE             POSITION(S)                DIRECTOR SINCE
         ----           ---             -----------                --------------
Bernard L. Schwartz*    78        Chairman of the Board
                                   and Chief Executive Officer          1989
David J. Brand**        42        Director                              1997
Herbert R. Brinberg*    78        Director                              1989
Robert B. Hodes*        78        Director                              1997
Ronald H. Kisner*       55        Director and Secretary                1989
John R. Paddock*        50        Director                              1989
A. Robert Towbin***     68        Director                              1989
Alan H. Washkowitz**    63        Director                              1989
Donald E. Fogelsanger   78        Vice Chairman
Kenneth M. Schwartz     53        President and
                                   Chief Operating Officer
Dirkson R. Charles      40        Chief Financial Officer

--------------------


     * Designated as director by Bernard L. Schwartz pursuant to the Stockholders Agreement.

     ** Designated as director by certain Lehman Brothers merchant banking partnerships pursuant to the Stockholders Agreement.

     *** Designated as independent director by Bernard L. Schwartz and certain Lehman Brothers merchant banking partnerships pursuant to the Stockholders Agreement.

         Mr. Bernard L. Schwartz has been our Chairman and Chief Executive Officer since 1989. Mr. B. Schwartz has been Chairman and Chief Executive Officer of Loral Space & Communications Ltd. since April 1996. From 1972 to April 1996, Mr. B. Schwartz was Chairman and Chief Executive Officer of Loral Corporation. Mr. B. Schwartz is a Director of Loral Cyberstar, Inc., a Director of Satelites Mexicanos, S.A. de C.V., a Director of First Data Corporation, a Trustee of Mount Sinai-NYU Medical Center and Health System and a Trustee of Thirteen/WNET Educational Broadcasting Corporation.


     Mr. Brand is a Managing Director of Lehman Brothers and a senior principal in the Global Mergers & Acquisitions Group. Since 1995, Mr. Brand has led Lehman Brothers' Technology Mergers and Acquisitions business. Mr. Brand joined Lehman Brothers in 1987 and has been responsible for merger and corporate finance advisory services for many of Lehman Brothers' technology and defense industry clients.


     Dr. Brinberg has been President and Chief Executive Officer of Parnassus Associates International, a firm of consultants in the field of Information Management, since September 1989. Previously, he was President and Chief Executive Officer of Wolters Kluwer U.S. Corporation, a wholly owned subsidiary of Wolters Kluwer N.V. of the Netherlands, and its predecessor companies since 1978. He is also currently an Adjunct Professor of Management at Baruch College City University of New York and a Director of Brill Academic Publishers, Inc.


     Mr. Hodes is Counsel to the law firm of Willkie Farr & Gallagher with which he has been associated since 1949. He is a Director of Loral Space & Communications Ltd. and Mueller Industries, Inc.


     Mr. Kisner has been our Secretary since 1997 and employed by us since January 1999. He was a member of the law firm of Chekow & Kisner, P.C. from 1984 until 1999. From 1982 to 1984, Mr. Kisner was a sole practitioner. From 1973 to 1982, he was Associate General Counsel of APL Corporation, where he held the offices of Secretary, Vice President and Director.

     Dr. Paddock is a licensed psychologist who has maintained an independent practice of psychotherapy, assessment and consultation in Atlanta, Georgia since 1982. He has also been President of the Georgia Psychological Association (1993-
1994). He holds appointments in the Departments of Psychology and Psychiatry at Emory University.

     Mr. Towbin is a Managing Director of Stephens, Inc. and a Founder of Stephens Financial Group. From January 2000 to November 2001 he was Co-Chairman of C.E. Unterberg Towbin. From September of 1995 to January 2000 he was Senior Managing Director. From January 1994 to September 1995, he was President and Chief Executive Officer of the Russian- American Enterprise Fund and later Vice Chairman of its successor fund, The U.S. Russia Investment Fund. Mr. Towbin was a Managing Director at Lehman Brothers and Co-head, High Technology Investment Banking from January 1987 until January of 1994. Mr. Towbin was Vice Chairman and a Director of L.F. Rothschild, Unterberg, Towbin Holdings, Inc. and its predecessor companies from 1959 to 1987. Mr. Towbin is also a Director of Gerber Scientific, Inc., Globalstar Telecommunications Ltd. and Globecomm Systems, Inc.


     Mr. Washkowitz is a Managing Director of Lehman Brothers and is responsible for the oversight of Merchant Banking Fund II and its affiliated investment vehicles, as well as their predecessor, Merchant Banking Fund I. He has served on the Investment Committee for 15 years, and he is also a member of Lehman Brothers' Commitment Committee and Fairness Opinion Committee. Mr. Washkowitz joined Kuhn Loeb & Co. in 1968. He became a general partner of Lehman Brothers in 1977 when Kuhn Loeb was acquired and a Managing Director of Lehman Brothers in 1978. Prior to joining the Merchant Banking Group in 1988, Mr. Washkowitz headed the Financial Restructuring Group, which advised distressed companies and their creditors on a wide range of business and financial issues. Mr. Washkowitz is a Director of L-3 Communications Corporation, Peabody Energy Corporation and C.P. Kelco.

     Mr. Fogelsanger has been our Vice Chairman since March 2000. Mr. Fogelsanger was our President from January 1996 to March 2000. From April 1989 to January 1996, Mr. Fogelsanger was the President of Aircraft Braking Systems. From 1987 to 1989 he was President of Loral Corporation's Aircraft Braking Systems Division. From January 1986 to March 1987 he was Vice President and General Manager of Goodyear Aerospace Corporation's ABSC division. From 1980 to 1986 he was General Manager of Goodyear's Aircraft Tire Operations. In 1968, Mr. Fogelsanger directed Goodyear's development of a crash-resistant fuel system for helicopters that was credited with saving hundreds of lives during the Vietnam War. He joined Goodyear in 1951.

     Mr. Kenneth M. Schwartz has been our President and Chief Operating Officer since March 2000. Mr. K. Schwartz was our Executive Vice President from January 1996 to March 2000. From June 1989 to January 1996, Mr. K. Schwartz held the positions of Chief Financial Officer, Treasurer and Secretary. Previously he was the Corporate Director of Internal Audit for Loral Corporation and prior to that held various positions with the accounting firm of Deloitte & Touche LLP.

     Mr. Charles has been our Chief Financial Officer since May 1996. From May 1993 to May 1996, Mr. Charles was our Controller. Previously, he was the Manager of Accounting and Financial Planning. Prior to employment with us in 1989, Mr. Charles held various other positions with a major accounting firm, which he joined in 1984.

     EXECUTIVE OFFICERS OF AIRCRAFT BRAKING SYSTEMS CORPORATION
     AND ENGINEERED FABRICS CORPORATION

     Set forth below are the names, ages and positions of the executive officers of Aircraft Braking Systems and Engineered Fabrics. All executive officers hold office at the pleasure of their respective Board of Directors.

AIRCRAFT BRAKING SYSTEMS CORPORATION


       NAME                AGE                       POSITION
       ----                ---                       --------
Frank P. Crampton          60            Senior Vice President-Marketing
Richard W. Johnson         60           Senior Vice President-Finance and
                                                  Administration
James J. Williams          48            Senior Vice President-Operations


ENGINEERED FABRICS CORPORATION


       NAME                AGE                   POSITION
       ----                ---                   --------
John A. Skubina            47                    President
Richard P. Arsenault       46               Vice President-Finance
Terry L. Lindsey           59              Vice President-Marketing
Anthony G. McCann          44             Vice President-Operations
Dan C. Sydow               67             Vice President-Engineering


     Mr. Crampton has been Senior Vice President of Marketing at Aircraft Braking Systems since October 1999. He was previously Vice President of Marketing at Aircraft Braking Systems since March 1987. He had been Director of

     Business Development for Goodyear Aerospace Corporation's Wheel and Brake Division since 1985. Prior to that assignment, he was the divisional manager of Program Operations since 1983. Mr. Crampton joined Goodyear in 1967. He became Section Manager in Commercial Sales in 1977, a product marketing manager in 1978 and Divisional Sales Manager in 1979. In August of 1982, he joined manufacturing as the manager of the manufacturing process organization. He also worked for NASA at the Johnson Space Center, Houston, Texas from 1963 to 1966.

          Mr. Johnson has been Senior Vice President of Finance and Administration at Aircraft Braking Systems since October 1999. He was previously Vice President of Finance and Controller at Aircraft Braking Systems since April 1989. From 1987 to 1989, he was Vice President of Finance and Controller of Loral Corporation's Aircraft Braking Systems Division. Prior to this assignment, he had spent 22 years with Goodyear Aerospace Corporation, including one year as the Controller of the Wheel and Brake Division. Mr. Johnson joined Goodyear Aerospace Corporation in 1966. He became Manager of Accounting in 1979 for the Centrifuge Equipment Division of Goodyear Aerospace Corporation after holding various positions in the Defense Systems Division.

          Mr. Williams has been Senior Vice President of Operations at Aircraft Braking Systems since October 1999. He was previously Vice President of Manufacturing at Aircraft Braking Systems since May 1992. He had been Director of Manufacturing since joining Aircraft Braking Systems in September 1989. Previously, from April 1985 to August 1989, he was Branch Manager of Refurbishment Operations at United Technologies responsible for the refurbishment process of the Solid Rocket Boosters on the Shuttle Program. Mr. Williams started his aviation career in 1975 in the Air Force as a Hydraulic Systems Specialist. He was Superintendent, Manufacturing at Fairchild Republic Company from 1979 to 1983, followed by Manager, B-1B Manufacturing Operations at Rockwell International Corporation from 1983 to 1985.


          Mr. Skubina has been President of Engineered Fabrics Corporation since April 2000. Mr. Skubina was Senior Vice President of Engineered Fabrics Corporation from September 1999 to April 2000. He had been Vice President of Finance and Administration since February 1991. Prior to that, he was made Vice President of Finance on April 1, 1990. He joined Engineered Fabrics Corporation in 1988 as Accounting Manager. From 1985 until 1988, Mr. Skubina was the Assistant Controller and Controller of MPD, a division of M/A-Com.


          Mr. Arsenault joined Engineered Fabrics Corporation in 1997 as Vice President of Finance. Prior to this he held various finance positions with the Remington Arms Company from 1994 to 1996 and he held Accounting and Auditing positions with the Fibers business, Composites business, and Corporate offices of E.I. Dupont from 1988 to 1994. He also worked for the U.S. Army Audit Agency in various capacities from 1983 to 1988 and is a veteran of the U.S. Army, 82nd Airborne Division.

     Mr. Lindsey has been Vice President of Business Development at Engineered Fabrics Corporation since 1989. He has been with Goodyear Aerospace Corporation, Loral Corporation and Engineered Fabrics Corporation since 1977. Prior to this he had 12 years of federal service with the U.S. Army. He joined GAC as Contract Administrator of the Industrial Brake Operation in Berea, Kentucky, and transferred to Engineered Fabrics in 1979 as Manager of Contracts.

     Mr. McCann has been Vice President of Operations at Engineered Fabrics Corporation since June 1993. Prior to that, he was Manager of Production Support from April 1990 to June 1993. He joined Engineered Fabrics Corporation in August 1988 as Manager of Production. From January 1984 to August 1988, Mr. McCann worked for Aircraft Braking Systems as Manager of Manufacturing Engineering, Manager of Assembly and as a Manufacturing Engineer.

     Mr. Sydow has served as the Director and Vice President of Engineering since 1993. He joined Engineered Fabrics Corporation in September 1985 as a Senior Engineer. He served as the Manager of Product Engineering from 1989 to 1993. Before that, he served as the Supervisor of Centrifuge Assembly at Goodyear Atomic from 1981 to 1985.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE


The following table sets forth the compensation for the years ended December 31, 2003, 2002 and 2001, for the chief executive officer and each of the other four most highly compensated executive officers.



                                                      Annual                    Long-Term
                                                   Compensation                Compensation
                                          ---------------------------   ---------------------------
                                                                                          All other
                                                                        Options    LTIP    Compen-
                                             Salary         Bonus       Granted  Payouts  sation(a)
  Name and Principal Position      Year       ($)            ($)           (#)      ($)       ($)
---------------------------------  ----   ------------   ------------   -------  -------  ---------
Bernard L. Schwartz
Chairman of the Board and Chief    2003   2,175,372(b)   2,732,800          --        --        --
Executive Officer of               2002   1,920,000(b)   4,839,700          --        --        --
K & F Industries, Inc.             2001   2,060,259(b)   5,483,700          --        --        --

Kenneth M. Schwartz                2003     553,746(b)     964,136       1,400    54,000    14,257
President and Chief Operating      2002     535,000(b)   1,950,000(c)    5,000    74,000    13,918
Officer of K & F Industries, Inc.  2001     485,000(b)     120,000          --    60,000    12,518

Dirkson R. Charles                 2003     236,946        387,000         650    40,667     9,996
Chief Financial Officer of         2002     230,000        895,000(c)    1,000    55,666     9,396
K & F Industries, Inc.             2001     200,000         63,000          --    46,333     8,916

Ronald H. Kisner                   2003     213,152        310,000         450    37,000    13,656
Director and Secretary of          2002     207,000        689,000(c)       --    50,333    13,656
K & F Industries, Inc.             2001     180,000         54,000          --    41,667    12,576

Frank P. Crampton                  2003     207,838        210,000         350    28,000    19,219
Senior Vice President - Marketing  2002     200,192        483,500(c)       --    39,000    18,483
of Aircraft Braking Systems        2001     180,000         48,750          --    33,667    17,721



(a) Includes the following: (i) Our contributions to individual 401(k) plan accounts for the years ended December 31, 2003, 2002 and 2001, respectively: Mr. K. Schwartz - $7,200, $7,200 and $6,120; Mr. Charles
         - $7,200, $6,600 and $6,120; Mr. Kisner - $7,200, $7,200 and $6,120;
         and Mr. Crampton - $7,200, $6,882 and $6,120; (ii) the compensation element of supplemental life insurance programs for the years ended December 31, 2003, 2002 and 2001, respectively: Mr. K. Schwartz - $7,057, $6,718 and $6,398; Mr. Charles - $2,796, $2,796 and $2,796; Mr.
         Kisner - $6,456, $6,456 and $6,456; and Mr. Crampton - $12,019, $11,601
         and $11,601.



(b) Paid pursuant to an Advisory Agreement with Mr. Bernard L. Schwartz, which provides for the payment of an aggregate of $200,000 per month of compensation to Mr. B. Schwartz and persons or expenses designated by him. Mr. B. Schwartz designated that $150,000 of the aggregate annual advisory fee be paid to Kenneth M. Schwartz, which is included in his salary for each of the three years in the period ended December 31, 2003.



(c) Includes payments made as a holder of common stock options in connection with the recapitalization, of: $1,725,000 for Mr. K. Schwartz; $780,000 for Mr. Charles; $585,000 for Mr. Kisner; and $420,000 for Mr. Crampton.

                        OPTION GRANTS IN LAST FISCAL YEAR


         We granted non-qualified stock options during the year ended December 31, 2003 to the executive officers named below. The options granted in 2003 become exercisable in three equal installments on the first, second and third anniversaries of the date of grant, and remain exercisable until 10 years from the date of the grant. None of our stock is publicly traded.




                                                                            Potential Realizable
                                                                              Value at Assumed
                                                                               Annual Rates of
                                                                                 Stock Price
                                      Individual Grants                       Appreciation for
                     ----------------------------------------------------        Option Term
                      Number of
                     Securities     % of Total
                     Underlying   Options Granted  Exercise or
                       Options    to Employees in   Base Price  Expiration
       Name          Granted (#)  Fiscal Year (%)     ($/Sh)      n Date     5%($)      10%($)
-------------------  -----------  ---------------  -----------  ---------   -------   ---------
Kenneth M. Schwartz     1,400          12.8           475.00     03/25/13   418,215   1,059,839

Dirkson R. Charles        650           5.9           475.00     03/25/13   194,171     492,068

Ronald H. Kisner          450           4.1           475.00     03/25/13   134,426     340,662

Frank P. Crampton         350           3.2           475.00     03/25/13   104,554     264,960

                   AGGREGATED OPTION EXERCISES IN LAST FISCAL
                         YEAR AND YEAR-END OPTION VALUES


        The following sets forth information concerning the exercise of stock options during the year ended December 31, 2003 and the value of unexercised stock options at year-end. Our stock is not publicly traded.



                                                    Number of
                                                   Unexercised      Value of
                                                    Securities    Unexercised
                                                    Underlying    In-the-Money
                                                    Options at     Options at
                                                    FY-End (#)     FY-End ($)
                        Shares                    -------------  -------------
                      Acquired on       Value      Exercisable/   Exercisable/
        Name          Exercise (#)  Realized ($)  Unexercisable  Unexercisable
----------------------------------  ------------  -------------  -------------
Bernard L. Schwartz        0              0            0/0            0/0

Kenneth M. Schwartz        0              0        8,167/4,733        0/0

Dirkson R. Charles         0              0        4,533/1,317        0/0

Ronald H. Kisner           0              0         3,900/450         0/0

Frank P. Crampton          0              0         2,725/425         0/0


LONG-TERM INCENTIVE PLAN AWARDS


         Under our long-term incentive plan (designed to provide an incentive to encourage attainment of our objectives and retain and attract key executives), a limited number of persons participate in a Deferred Bonus Plan. Under the terms of the plan, generally no awards are allocated to any participant unless we achieve at least a 5% growth in earnings before interest, taxes and amortization over the prior fiscal year. Awards vest and are paid in three equal annual installments starting on January 15th following each fiscal year-end. All amounts not vested are forfeited upon termination of employment for any reason other than death or disability prior to the vesting date. No awards were earned during the year ended December 31, 2003.


THE RETIREMENT PLAN

         We established, effective May 1, 1989, as amended, the K & F Industries Retirement Plan for Salaried Employees, or our Retirement Plan or the Plan, a defined benefit pension plan. We have received favorable determination letters from the Internal Revenue Service that our Retirement Plan, as amended, is a qualified plan under the Internal Revenue Code. Our Retirement Plan provides a non-contributory benefit and a contributory benefit. The cost of the former is borne by us; the cost of the latter is borne partly by us and partly by the participants. Salaried employees who have completed at least six months of service and satisfied a minimum earnings level are eligible to participate in the contributory portion of our Retirement Plan; salaried employees become participants in the non-contributory portion on their date of hire. The Plan provides a benefit of $20.00 per month for each year of credited service. For participants who contribute to the Plan, in addition to the benefit of $20.00 per month for each year of credited service, the Plan provides an annual benefit equal to the greater of: 60% of the participant's aggregate contributions or average compensation earned (while contributing) during the last 10 years of employment in excess of 90% of the Social Security Wage Base amount multiplied by: (1) 2.4% times years of continuous service up to 10, plus (2) 1.8% times additional years of such service up to 20, plus (3) 1.2% times additional years of such service up to 30, plus (4) 0.6% times all additional such service above 30 years.



         Effective January 1, 1990, the Plan was amended for our eligible employees and those of Aircraft Braking Systems to provide an annual benefit equal to (1) the accrued benefit described above as of December 31, 1989, plus
(2) a non- contributory benefit for each year of credited service after January 1, 1990 of 0.7% of annual earnings up to the Social Security Wage Base or $288, whichever is greater, plus (3) for each year of contributory service on and after January 1, 1990, a contributory benefit of (i) for 14 years of contributory service or less, 1.05% of annual earnings between $19,800 and the Social Security Wage Base plus 2.25% of annual earnings above the Social Security Wage Base, and (ii) for more than 14 years of contributory service, 1.35% of annual earnings between $19,800 and the Social Security Wage Base plus 2.65% of annual earnings above the Social Security Wage Base. In no event will the amount calculated in (3) above be less than 60% of the participant's aggregate contributions made on and after January 1, 1990. Benefits are payable upon normal retirement age at age 65 in the form of single life or joint and survivor annuity or, at the participant's option with appropriate spouse consent, in the form of an annuity with a term certain. A participant who has
(a) completed at least 30 years of continuous service, (b) attained age 55 and completed at least 10 years of continuous service, or (c) attained age 55 and the combination of such participant's age and service equals at least 70 years, is eligible for early retirement benefits. If a participant elects early retirement before reaching age 62, such benefits will be reduced except that the non- contributory benefits of a participant with at least 30 years of credited service will not be reduced. In addition, employees who retire after age 55 but before age 62 with at least 30 years of service are entitled to a supplemental non-contributory benefit until age 62. Annual benefits under our Retirement Plan are subject to a statutory ceiling of $165,000 per participant. Participants are fully vested in their accrued benefits under our Retirement Plan after five years of credited service with us.



         The individuals named in the Summary Compensation Table also participate in a supplemental plan which generally makes up for certain reductions in such benefits caused by Internal Revenue Code limitations. Estimated annual benefits upon retirement for these individuals who are participants in our Retirement Plan and the supplemental plan are: $569,000 for Mr. B. Schwartz; $374,000 for Mr. K. Schwartz; $266,000 for Mr. Charles; $123,000 for Mr. Kisner; and $157,000 for Mr. Crampton. The retirement benefits have been computed on the assumption that (1) employment will be continued until normal retirement at age 65 or current age if greater; (2) current levels of creditable compensation and the Social Security Wage Base will continue without increases or adjustments throughout the remainder of the computation period; and
(3) participation in the contributory portion of the plan will continue at current levels. We have a similar plan at Engineered Fabrics.


         For purposes of eligibility, vesting and benefit accrual, participants receive credit for years of service with Loral Corporation and Goodyear. At retirement, retirement benefits calculated according to the benefit formula described above are reduced by any retirement benefits payable from The Goodyear Tire & Rubber Company Retirement Plan for Salaried Employees.

COMPENSATION OF DIRECTORS


         The Board of Directors held six meetings during the year ended December 31, 2003. Members of the Board of Directors are entitled to receive a director's fee of $12,000 per year. Messrs. B. Schwartz, Brand, Kisner and Washkowitz did not receive director's fees during the year ended December 31, 2003. All directors are reimbursed for reasonable out- of-pocket expenses incurred in that capacity.


ADVISORY AGREEMENT

         We have an Advisory Agreement with Bernard L. Schwartz which provides for the payment of an aggregate of $200,000 per month of compensation to Mr. B. Schwartz and persons or expenses designated by him. Such agreement will continue until Mr. B. Schwartz dies or is disabled or ceases to own a specified number of shares of our common stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


         We have not used a compensation committee to determine executive officer compensation. The payments to Bernard L. Schwartz, our Chairman and Chief Executive Officer, are paid in accordance with the Advisory and Stockholders Agreements. All other executive compensation decisions are made by Mr. B. Schwartz in accordance with policies established in consultation with the Board of Directors.


   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED
                               STOCKHOLDER MATTERS

EQUITY COMPENSATION PLAN INFORMATION


         The following sets forth information about compensation plans under which equity securities are authorized for issuance as of December 31, 2003.



                                                                             (c) Number of securities
                                                                             remaining available for
                        (a) Number of securities to  (b) Weighted-average     future issuance under
                        be issued upon exercise of    exercise price of     equity compensation plans
                           outstanding options,      outstanding options,     (excluding securities
    Plan category          warrants and rights       warrants and rights     reflected in column (a))
---------------------   ---------------------------  --------------------   -------------------------
Equity compensation
plans approved by
security holders:                 71,300                     $237.98                 9,750

Equity compensation
plans not approved
by security  holders:                -                           -                     -
                                 -------                     -------               -------
Total                             71,300                     $237.98                 9,750
                                 =======                     =======               =======



The following table sets forth the ownership of our capital stock as of December 31, 2003.



                                           Number of Shares    Percentage
                                                  of          Ownership of
                                            Common Stock**    Capital Stock
                                           ----------------   -------------
  Bernard L. Schwartz...................       365,199***        49.30%***
  Robert B. Hodes.......................         5,000***          .70***
*Lehman Brothers Merchant Banking
  Portfolio Partnership L.P.(a).........       180,228           24.34
*Lehman Brothers Offshore Investment
  Partnership L.P.(b)...................        48,880            6.60
*Lehman Brothers Offshore Investment
  Partnership - Japan L.P. (b)..........        18,591            2.51
*Lehman Brothers Capital Partners II,
  L.P.(c)...............................       122,500           16.55
                                               -------         -------
                                               740,398          100.00%
                                               =======         =======

----------------
*        Collectively referred to as the "Lehman Investors."


** The executive officers named in Item 11 hold options covering 19,325 shares, and executive officers and directors as a group hold options covering 31,275 shares, which may be acquired within 60 days pursuant to the exercise of the options.


*** In 2002, Bernard L. Schwartz transferred 10,000 shares to each of his daughters (one of whom is the wife of John Paddock, one of our directors) and 5,000 shares to Mr. Hodes, one of our directors. All of these shares remain subject to the Stockholders Agreement and Bernard
         L. Schwartz has the right to vote all of these shares. Dr. Paddock disclaims beneficial ownership of the shares owned by his wife.

(a) LBI Group Inc. is the general partner of the limited partnership and is an indirect wholly owned subsidiary of Lehman Brothers Holdings Inc. ("LBH").

(b) Lehman Brothers Offshore Partners Ltd. is the general partner of the limited partnership and is an indirect wholly owned subsidiary of LBH.

(c) LBH is the general partner of the limited partnership. The limited partnership is a fund for current and former employees of LBH.

STOCKHOLDERS AGREEMENT


         Bernard L. Schwartz and the Lehman Investors have a Stockholders Agreement dated as of October 15, 1997. The Stockholders Agreement contains certain restrictions with respect to the transferability of our capital stock, subject to certain exceptions. The Stockholders Agreement also includes provisions regarding designation of members of the Board of Directors and other voting arrangements. The Stockholders Agreement will terminate at the time when more than 75% of the shares of common stock and shares of common stock issuable upon the exercise of options or rights to acquire common stock or upon conversion of convertible securities then outstanding have been sold pursuant to one or more public offerings, except that the registration rights contained therein (as described below) continue as to any common stock held by the Stockholders as long as they own their shares and the voting provisions contained therein terminate on October 15, 2007.


         The Stockholders Agreement provides that our Board of Directors be comprised initially of nine directors. Under the Stockholders Agreement, Mr. B. Schwartz is entitled to appoint five directors, the Lehman Investors are entitled to appoint three directors and Mr. B. Schwartz and the Lehman Investors are jointly entitled to designate one independent director. Upon the death, retirement or resignation as Chairman or Chief Executive Officer or permanent disability of Mr. B. Schwartz, the Lehman Investors and the BLS Group (as defined in the Stockholders Agreement) will each be entitled to designate 50% of the members of the Board of Directors. Our By-laws provide that for so long as there is a director designated by the Lehman Investors, certain corporate actions will require the vote of at least one director designated by the Lehman Investors, including (with certain exceptions) (i) mergers, consolidations or recapitalizations, (ii) issuances of capital stock, (iii) repurchases of and dividends on capital stock, (iv) issuance of employee options to purchase more than 50,000 shares of capital stock, (v) our dissolution or liquidation, (vi) acquisition, sale or exchange of assets in excess of $5 million, (vii) the incurrence of debt or liens in excess of $10 million in the aggregate, (viii) the making of loans, investments or capital expenditures in excess of $10.0 million in each case in any single year, (ix) transactions with affiliates, (x) prepayments of or amendments to any amount of financing in excess of $10.0 million, (xi) amendment of our Certificate of Incorporation and By-laws, (xii) engaging in new businesses or ventures and (xiii) certain employee compensation and other matters.

         The Stockholders Agreement provides that either the BLS Group or the Lehman Investors may request an appraisal of the value of our capital stock, or the Appraised Value, and may notify the other party of its desire to sell all of its and its transferees' capital stock for a pro rata share of the Appraised Value. The other party may elect to purchase the capital stock, arrange for the purchase of the capital stock by a third party or notify the other party that it does not intend to purchase or arrange for the purchase by a third party of the capital stock. If the other party is unable or chooses not to arrange for and consummate the purchase of the capital stock, the BLS Group and the Lehman Investors shall cause us to be sold as an entirety if the sale can be arranged for a price at least equal to the Appraised Value (subject to reduction by no more than 10% under specified circumstances). Any sale of us as a whole shall include all Stockholders and the proceeds thereof shall be allocated among the Stockholders in accordance with their stock ownership.


         Notwithstanding other restrictions, the Lehman Investors have the right to transfer capital stock to a third party, subject to specified conditions. The put-sale rights of the Lehman Investors described above and the rights of the Lehman Investors to designate 50% of the members of the Board of Directors upon the death, retirement, resignation or disability of Mr. B. Schwartz will terminate upon any transfer by the Lehman Investors of their capital stock.


         The Stockholders Agreement provides certain first offer and tag-along rights with respect to certain transfers of common stock or shares of common stock issuable upon the exercise of options or rights to acquire common stock or upon conversion of convertible securities then outstanding.

         The Stockholders Agreement grants the Stockholders demand and incidental registration rights with respect to shares of capital stock held by them, which rights will be exercisable at any time after an initial public offering of our common stock approved by the Board of Directors. The Stockholders Agreement contains customary terms and provisions with respect to those registration rights.


                              CERTAIN TRANSACTIONS


         Bernard L. Schwartz owns or controls 50% of our capital stock and pursuant to the Stockholders Agreement has the right to designate a majority of our Board of Directors. In addition, he serves as our Chairman of the Board of Directors and Chief Executive Officer and devotes such time to our business and affairs as he deems appropriate. Mr. B. Schwartz is also Chairman of the Board and Chief Executive Officer of Loral Space & Communications Ltd., or Loral Space. Because Mr. B. Schwartz is Chairman of the Board of Directors and has the right to designate a majority of the Directors to our Board, he has operating control of us.

         We have an advisory agreement with Mr. B. Schwartz which provides for the payment of an aggregate of $200,000 per month of compensation to him and persons or expenses designated by him in exchange for acting as directors or providing advisory services to us and our subsidiaries. The advisory agreement will continue until Mr. B. Schwartz dies or is disabled or ceases to own a specified number of shares of our common stock.


         We have a bonus plan pursuant to which our Board of Directors awards bonuses to Mr. B. Schwartz ranging from 5% to 10% of earnings in excess of $50.0 million before interest, taxes and amortization. Bonuses earned under this plan were $2.7 million, $4.8 million and $5.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.



         We reimburse Loral Space for rent and certain other services. The related charges agreed upon were established to reimburse Loral Space for actual costs incurred without profit or fee. We believe this arrangement is as favorable to us as could have been obtained from unaffiliated parties. Payments to Loral Space were $0.4 million, $0.3 million and $0.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.



         Pursuant to a financial advisory agreement, Lehman Brothers has agreed to act as our exclusive financial adviser and we have agreed to pay Lehman Brothers customary fees for services when rendered. During the year ended December 31, 2002, we paid Lehman Brothers $6.3 million for underwriting discounts and commission in connection with the issuance of our 9 5/8% notes. During the years ended December 31, 2003 and 2001, no amounts were paid under this agreement. The agreement may be terminated by us or Lehman Brothers upon certain conditions. Certain merchant banking partnerships affiliated with Lehman Brothers own 50% of our outstanding capital stock and are entitled to elect three directors (in addition to one independent director jointly designated by Mr. B. Schwartz and the certain merchant banking partnerships affiliated with Lehman Brothers) to our Board of Directors. The certain merchant banking partnerships affiliated with Lehman Brothers have the benefit of certain additional rights under the Stockholders Agreement and our By-laws.

PRINCIPAL ACCOUNTANT FEES AND SERVICES



         The following table sets forth the aggregate fees to Deloitte & Touche LLP for audit services rendered in connection with the consolidated financial statements and reports and for other services rendered during the years ended December 31, 2003 and 2002 on behalf of the Company and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services:



                           2003       2002
                         --------   --------
Audit Fees ...........   $419,152   $470,938

Audit Related Fees ...     60,600     30,500

Tax Fees .............     96,000    102,400
                         --------   --------

Total ................   $575,752   $603,838
                         ========   ========



Audit Fees: Consists of fees billed for professional services rendered for the audit of the Company's consolidated financial statements, for the review of the interim condensed consolidated financial statements included in quarterly reports, services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements and attest services, except those not required by statute or regulation.



Audit Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees". These services include employee benefit plan audits, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.



Tax Fees: Consists of tax compliance/preparation and other tax services. Tax compliance preparation consists of fees billed for professional services related to federal, state and international tax compliance and assistance with tax audits and appeals. Other tax services consist of fees billed for other miscellaneous tax consulting and planning.



PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT AUDITORS



         The Board of Directors pre-approves all audit and permissible non-audit services provided by Deloitte & Touche LLP. These services may include audit services, audit-related services, tax services and other services. Management negotiates the annual audit fee directly with the Company's independent auditors, which is then reviewed for approval by the Board of Directors. The Board of Directors has also established pre-approved services for which the Company's management can engage the Company's independent auditors. Any work in addition to these pre-approved services requires the advance approval of the Board of Directors. All fees were approved by the Board of Directors for fiscal 2003.

                       DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT FACILITY


         In connection with the 2002 recapitalization, together with Aircraft Braking Systems and Engineered Fabrics, we entered into a credit facility with a group of lenders including Lehman Brothers Inc. and Lehman Commercial Paper Inc. The credit facility consists of a revolving credit facility in an aggregate principal amount of $30.0 million. The obligations under the new credit facility are secured by a lien on substantially all of the assets of Aircraft Braking Systems and Engineered Fabrics and are guaranteed by us and each of Aircraft Braking Systems' and Engineered Fabrics' domestic subsidiaries. Our guarantee is secured by a pledge of all the issued and outstanding stock of Aircraft Braking Systems and Engineered Fabrics and intercompany notes held by us.


         Up to $10.0 million of the credit facility is available for letters of credit. The credit facility commitment terminates on June 30, 2007 and all outstanding borrowings will be due on such date.

         Borrowings under the credit facility bear interest, at the option of the borrowers, at a rate equal to an applicable margin plus (a) the base rate, which will be the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5 and (2) the federal funds effective rate from time to time plus 0.5% or (b) the eurodollar rate, which will be the rate at which eurodollar deposits for one, two, three or six months are offered in the interbank eurodollar market. The applicable margin will be, initially, 2.25% with respect to base rate loans and 3.25% with respect to eurodollar loans. Overdue amounts under the credit facility bear interest at a rate equal to the rate then in effect with respect to such borrowings, plus 2% per annum.

         On the closing date of the credit facility, we paid the lenders, including Lehman Commercial Paper, an upfront commitment fee. In addition, we are obligated to pay the lenders a quarterly commitment fee initially equal to 1/2 of 1% per annum of the unused portion of the $30.0 million revolving loan commitment. We are also obligated to pay a commission on all outstanding letters of credit in the amount of an applicable margin then in effect with respect to eurodollar loans as well as fronting fees on the face amount of each letter of credit.

         The credit facility contains customary representations and warranties, covenants and conditions to borrowing. There can be no assurance that the conditions to borrowing under the credit facility will be satisfied.

         The credit facility contains a number of negative covenants that limit our subsidiaries from, among other things, incurring other indebtedness, entering into merger or consolidation transactions, disposing of all or substantially all of their assets, making certain restricted payments, making capital expenditures, creating any liens on Aircraft Braking Systems' and Engineered Fabrics' assets, creating guarantee obligations and material lease obligations and entering into sale and leaseback transactions and transactions with affiliates. In addition, the credit facility limits our ability to redeem the notes.

         The credit facility also requires the maintenance of certain quarterly financial and operating ratios, including a consolidated cash interest coverage ratio, and a consolidated leverage ratio.

         The credit facility also contains customary events of default, including default upon the nonpayment of principal, interest, fees or other amounts or the occurrence of a change of control.

         We expect to use funds available under the credit facility to finance the working capital needs and for other general corporate purposes of our subsidiaries in the ordinary course of business.

                            DESCRIPTION OF THE NOTES

GENERAL

         The notes are issued pursuant to an indenture between K & F Industries, Inc. (the "Company") and U.S. Bank National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The notes are subject to all such terms, and holders of notes are referred to the indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the indenture does not purport to be complete and is qualified in its entirety by reference to the indenture, including the definitions therein of certain terms used below. A copy of the proposed form of indenture and registration rights agreement is available as set forth under "-- Additional Information." The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

         The notes rank senior to or pari passu in right of payment with all subordinated Indebtedness of the Company. The notes are subordinated in right of payment to all Senior Indebtedness of the Company, including all obligations of the Company under the new credit facility.

         The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. The notes will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

         As of the date of the indenture, all of our subsidiaries were "Restricted Subsidiaries." However, under the circumstances described below under the subheading "-- Certain Covenants -- Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture.

PRINCIPAL, MATURITY AND INTEREST

         The notes are limited in aggregate principal amount to $250.0 million and will mature on December 15, 2010. Interest on the notes will accrue at the rate of 9 5/8% per annum and will be payable semi-annually in arrears, in cash on June 15 and December 15 of each year, commencing on June 15, 2003, to holders of record on the immediately preceding June 1 and December 1. Interest on the notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest and Liquidated Damages, if any, on the notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes; provided that all payments with respect to notes the holders of which have given wire transfer instructions to the Company are required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York is the office of the trustee maintained for such purpose. The notes are issued in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

         The notes are not redeemable at the Company's option prior to December 15, 2006. Thereafter, the notes are subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

         YEAR            PERCENTAGE
----------------------   ----------
2006..................    104.813%
2007..................    103.208%
2008..................    101.604%
2009 and thereafter       100.000%

         Notwithstanding the foregoing, prior to December 15, 2005, the Company may redeem up to 35% of the original aggregate principal amount of notes at a redemption price of 109.625% of the principal amount thereof, in each case plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date, with the net proceeds of one or more underwritten public offerings of common stock of the Company; provided that:

                  (1) at least 65% of the original aggregate principal amount of notes remain outstanding immediately after the occurrence of such redemption; and

                  (2) the redemption shall occur within 45 days of the date of the closing of such underwritten public offering of common stock of the Company.

SELECTION AND NOTICE

         If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

                  (1) in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

                  (2) if the notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

         No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

         If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

MANDATORY REDEMPTION

         Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

REPURCHASE AT THE OPTION OF HOLDERS

CHANGE OF CONTROL

         Upon the occurrence of a Change of Control, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase (the "Change of Control Payment Date"). Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

         On the Change of Control Payment Date, the Company will, to the extent lawful:

                  (1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

                  (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

                  (3) deliver or cause to be delivered to the trustee the notes so accepted together with an officers' certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company.

         The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. The indenture provides that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of the notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

         The credit facility limits the ability of the Company to purchase any notes and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company's failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the new credit facility. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

         The Company is not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

         The provisions under the Indenture relating to the Change of Control Offer may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

ASSET SALES

         The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in an Asset Sale unless:

                  (1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

                  (2) at least 70% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, the following shall be deemed to be cash:

                           (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets; and

                           (b) any notes, securities or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately (subject to normal settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received).

         The Company may apply such Net Proceeds, at its option, within 360 days after the receipt of any Net Proceeds from an Asset Sale:

                  (1)      to permanently reduce;

                           (a)      Senior Indebtedness; or

                           (b) Indebtedness of the Company's Restricted Subsidiaries;

                  (2) to make an offer to repurchase the Existing Senior Subordinated Notes to the extent required by and in accordance with the terms of the Existing Senior Subordinated Indenture; or

                  (3) to invest in the business or businesses of the Company or any of its Restricted Subsidiaries or any business directly related to any business then conducted by the Company or any of its Restricted Subsidiaries or any business related to the aircraft industry or used for working capital purposes.

         Pending the final application of any such Net Proceeds, the Company may temporarily reduce the revolving portion of Senior Indebtedness or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

         Any Net Proceeds from Asset Sales that are not applied or invested as provided in clauses (1), (2) or (3) above will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer to all holders of notes and the holders of all Indebtedness ranking pari passu with the notes and requiring the making of such an offer (the "Pari Passu Notes," which definition shall not include the Existing Senior Subordinated Notes, which are entitled to receive a prior offer to repurchase out of Net Proceeds) (an "Asset Sale Offer") to purchase the maximum principal amount of notes and Pari Passu Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon to the date of purchase, in accordance with the procedures set forth in the indenture. To the extent that the aggregate amount of notes and Pari Passu Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes and Pari Passu Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the trustee shall select the notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

SUBORDINATION

         The payment of principal of, premium, if any, and interest and Liquidated Damages, if any, on the notes will be subordinated in right of payment as set forth in the indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the date of the indenture or thereafter.

         Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness (including any interest accruing under the new credit facility subsequent to an event of bankruptcy whether or not such interest is an allowed claim in such proceeding) shall first be paid in full in cash or Cash Equivalents, or payment provided for in cash or Cash Equivalents, before the holders or the trustee on behalf of the holders shall be entitled to receive any payment by the Company of the principal of, premium, if any, or interest or Liquidated Damages, if any, on the notes, or to acquire or redeem any of the notes for cash or property (except that holders of notes may receive securities that are subordinated at least to the same extent as the notes to Senior Indebtedness and any securities issued in exchange for such securities). Before any payment may be made by, or on behalf of, the Company of the principal of, premium, if any, or interest or Liquidated Damages, if any, on the notes upon any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the holders of the notes or the trustee on their behalf would be entitled, but for the subordination provisions of the indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to the trustee or trustees under any indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all such Senior Indebtedness in full in cash or Cash Equivalents after giving effect to any concurrent payment, distribution or provision therefor, to or for the holders of such Senior Indebtedness.

         If any default in the payment of any principal of or interest on any Senior Indebtedness outstanding under any Specified Senior Indebtedness or any Designated Senior Indebtedness when due and payable, whether at maturity, upon any redemption, by declaration or otherwise, occurs and is continuing, no payment shall be made by the Company with respect to the principal of, premium, if any, or interest or Liquidated Damages, if any, on, or other amounts owing with respect to, the notes or to redeem or acquire any of the notes for cash or property or otherwise. If any event of default occurs and is continuing under any Designated Senior Indebtedness other than a default in payment of the principal of or interest on any Designated Senior Indebtedness (or if such an event of default would occur upon any payment of any kind or character with respect to the notes), as such event of default is defined in such Designated Senior Indebtedness, permitting the holders thereof to accelerate the maturity thereof and if the holder or holders or a representative of such holder or holders gives written notice of the event of default to the Company and the trustee (a "Default Notice"), then, unless and until such event of default has been cured or waived or has ceased to exist or the trustee receives notice from the holder or holders of the relevant Designated Senior Indebtedness (or a representative of such holder or holders) terminating the Blockage Period (as defined below), during the 179 day period after the delivery, of such Default Notice (the "Blockage Period"), the Company, or any person acting on its behalf shall not, (x) make any payment or distribution of or with respect to the principal of, premium, if any, or interest or Liquidated Damages, if any, on, or other amounts owing with respect to the notes, or (y) acquire any of the notes for cash or property or otherwise. At the expiration of such Blockage Period, the Company shall, as set forth in the indenture, promptly pay to the trustee all sums which the Company would have been obligated to pay during such Blockage Period but for this paragraph. Only one such Blockage Period may be commenced with any 360 consecutive days. For all purposes of this paragraph, no event of default which existed or was continuing with respect to the Designated Senior Indebtedness to which the Blockage Period relates on the date such Blockage Period commenced shall be or be made the basis for the commencement of any subsequent Blockage Period by the holder or holders of such Designated Senior Indebtedness (or a representative of such holder or holders) unless such event of default is cured or waived for a period of not less than 90 consecutive days.

         The indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.


         As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. At December 31, 2003, the principal amount of Senior Indebtedness outstanding was $2.0 million (consisting of outstanding letters of credit). In addition, our existing $145.0 million 9 1/4% senior subordinated notes mature before the notes, are currently redeemable and the indenture permits the refinancing of such notes with senior debt (which may be secured) pursuant to a new credit facility or otherwise. The indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness, that the Company and its subsidiaries can incur. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

CERTAIN COVENANTS

RESTRICTED PAYMENTS

         The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

                  (1) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock), dividends or distributions payable to the Company or any Restricted Subsidiary of the Company or dividends or distributions payable by a Restricted Subsidiary of the Company to its shareholders on a pro rata basis);

                  (2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company (other than any such Equity Interests owned by the Company);

                  (3) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes (other than intercompany Indebtedness between or among the Company and any of its Wholly-Owned Restricted Subsidiaries), except at stated maturity; or

                  (4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

                           unless, at the time of and after giving effect to such Restricted Payment:

                  (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

                  (2) with respect to Restricted Payments described in clauses (1) and (2) of the immediately preceding paragraph, the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable forequarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock;" and

                  (3) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the indenture (including the Restricted Payments permitted by the next paragraph, but excluding Restricted Payments permitted by clauses (2), (3),
                           (4), (5) and (6) of the next paragraph), is less than the sum of:

                           (a) an amount equal to the difference (but not less than zero) between (A) Cumulative Operating Cash Flow and (B) the product of
                                    1.3 times Cumulative Total Interest Expense, plus

                           (b)      100% of the aggregate net proceeds,
                                    including the fair market value of property other than cash as determined in good faith by the Board of Directors whose determination shall be conclusive and evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee, received by the Company from the issue or sale after the date of the indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities issued subsequent to the date of the indenture that have been converted into Disqualified Stock, plus

                           (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of
                                    (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus

                           (d)      to the extent that any Unrestricted
                                    Subsidiary of the Company is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of the Company's Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus

                           (e)      $15 million.

         The foregoing provisions do not prohibit:

                  (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

                  (2) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

                  (3) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent issuance (other than to a Restricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

                  (4) investments, loans or advances to joint ventures of the Company or any of its Restricted Subsidiaries in an aggregate amount at any time not to exceed $20.0 million;

                  (5) the repurchase of shares of, or options to purchase shares of, the Company's common stock held by employees of the Company (other than any member of the BLS Group) or any of its Restricted Subsidiaries pursuant to the forms of agreements under which such employees purchase, or are granted the option to purchase, shares of such common stock in an aggregate amount not to exceed $3.0 million in any fiscal year, provided that the amount available in any given fiscal year shall be increased by the excess, if any, of (A) $3.0 million over (B) the amount used pursuant to this clause (5) in the immediately preceding fiscal year; and

                  (6) distributions of cash made by the Company in connection with the recapitalization within thirty days of the date of the indenture to the holders of the Company's common stock and common stock options in an aggregate amount not exceeding $209.4 million.

         The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined in good faith by the Board of Directors, which determination shall be conclusive and evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

         The indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "Incur") any Indebtedness (including Acquired Debt) or Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any of its Subsidiaries may incur Indebtedness (including Acquired
Debt) or issue shares of Disqualified Stock and the Subsidiaries may issue shares of preferred stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

         The foregoing provisions do not apply to any of the following items, collectively, "Permitted Debt":

                  (1) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness and letters of credit pursuant to the new credit facility (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company or its Restricted Subsidiaries thereunder) in an aggregate principal amount not to exceed:

                           (a)      $30.0 million plus

                           (b) the aggregate principal amount of such Indebtedness used to, redeem, defease, discharge or otherwise acquire or retire for value the Existing Senior Subordinated Notes and pay any redemption premium and expenses related thereto;

         provided that the aggregate principal amount of Indebtedness incurred under this clause (1) shall not exceed $215.0 million; provided further that the aggregate principal amount of Indebtedness permitted to be incurred under this clause (1) shall be reduced by the aggregate amount of all proceeds of Assets Sales that have been applied since the date of the indenture to permanently reduce the outstanding amount of such Indebtedness pursuant to the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales;"

                  (2)      Existing Indebtedness;

                  (3) The incurrence by the Company, or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the indentur to be incurred;

                  (4) The incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (i) if th Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinate in right of payment to the payment in full of all Obligations with respect to the notes and (ii) (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

                  (5) Indebtedness under Guarantees in respect of obligations of joint ventures of the Company or any of its Restricted Subsidiaries in aggregate principal amount not to exceed $20.0 million at any one time;

                  (6) (A) Indebtedness incurred to finance the purchase or construction of property, plant or equipment (including through the purchase of all of the Capital Stock of a Person) which will be treated as Consolidated Capital Expenditures of the Company so long as such Indebtedness is secured by a Lien on the property, plant or equipment so purchased or constructed and such Indebtedness does not exceed the value of such property, plant or equipment so purchased or constructed and such Lien shall not extend to or cover other assets of the Company or any of its Restricted Subsidiaries other than the property, plant or equipment so purchased or constructed and the real property, if any, on which the property so constructed or so purchased, is situated and the accessions, attachments, replacements and improvements thereto or (B) Indebtedness incurred in connection with any lease financing transaction in conjunction with the acquisition of new property; provided that such lease financing transaction is consummated within 60 days of such acquisition (whether such lease will be treated as an operating or capital lease in accordance with GAAP) and the aggregate of the Indebtedness incurred pursuant to clauses (A) and (B) does not exceed $15.0 million during any fiscal year (such amount is referred to as the "Maximum Amount"); provided that the Maximum Amount for each year shall be increased by the excess, if any, of (a) $30.0 million over (b) Consolidated Capital Expenditures for the immediately preceding two years;

                  (7) Indebtedness incurred in connection with any sale and leaseback transaction, provided that the aggregate of the Indebtedness incurred pursuant to this clause (7) shall not exceed $30.0 million;

                  (8) Obligations incurred in the ordinary course of business under (A) trade letters of credit which are to be repaid in full not more than one year after the date on which such Indebtedness is originally incurred to finance the purchase of goods by the Company or a Restricted Subsidiary of the Company;
                           (B) standby letters of credit issued for the purpose of supporting (1) workers' compensation liabilities of the Company or any of its Restricted Subsidiaries as required by law, (2) obligations with respect to leases of the Company or any of its Restricted Subsidiaries, (3) performance, payment, deposit or surety obligations of the Company or any of its Restricted Subsidiaries or (4) environmental liabilities of the Company or any of its Restricted Subsidiaries as required by law, not exceeding an aggregate amount of $15.0 million at any one time outstanding in addition to any amounts required by law; (C) performance bonds and surety bonds, and refinancings thereof, and (D) Guarantees of Indebtedness incurred in the ordinary course of business of suppliers, licensees, franchisees, or customers in an aggregate amount not to exceed $5.0 million;

                  (9) Indebtedness to repurchase shares, or cancel options to purchase shares, of the Company's common stock held by employees of the Company (other than any member of the BLS Group) or any of its

                           Restricted Subsidiaries pursuant to the forms of agreements under which such employees purchase shares of the Company's common stock;

                  (10) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding;

                  (11) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

                  (12) The incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (12); and

                  (13) The incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph), Disqualified Stock or preferred stock of Restricted Subsidiaries in an aggregate principal amount (or accreted value or liquidation preference, as applicable) at any time outstanding not to exceed $25.0 million.

         Notwithstanding the foregoing, the accretion or amortization of original issue discount under any Indebtedness, the payment of interest in additional Indebtedness or the accretion of the liquidation preference of Disqualified Stock or preferred stock, shall not be deemed an incurrence of Indebtedness, Disqualified Stock or preferred stock; provided, however, that such accretion or amortization or payment of interest is included in Fixed Charges. For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company is permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the new credit facility outstanding on the date on which notes are first issued and authenticated under the indenture is deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

LIENS

         The indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

         The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

                  (1) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

                  (2) make loans or advances to the Company or any of its Restricted Subsidiaries;

                  (3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

         However, the preceding restrictions do not apply to encumbrances or restrictions existing under or by reason of:

                  (1) the new credit facility as in effect as of the date of the indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, when taken as a whole, with respect to such dividend and other payment restrictions than those contained in the new credit facility as in effect on the date of the indenture;

                  (2)      the indenture and the notes;

                  (3)      applicable law;

                  (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

                  (5) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

                  (6) purchase money obligations for property, acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) in the previous paragraph on the property so acquired;

                  (7) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, when taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced; or

                  (8) the Existing Senior Subordinated Notes and the Existing Senior Subordinated Indenture.

MERGER, CONSOLIDATION, OR SALE OF ASSETS

         The indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another corporation, Person or entity, unless:

                  (1) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

                  (2) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

                  (3) immediately after such transaction no Default or Event of Default exists; and

                  (4) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made:

                           (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and

                           (b) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock."

DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

         The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "--Restricted Payments" or Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.


TRANSACTIONS WITH AFFILIATES


         The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to directly or indirectly enter into any transaction involving aggregate consideration in excess of $1.0 million with any Affiliate or holder of 5% or more of any class of Capital Stock of the Company (including any Affiliates of such holders) except for:

                  (1) transactions (including any loans or advances by or to any Affiliate) in good faith the terms of which are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and

                  (2) are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with Persons who are not such a holder, an Affiliate of such holder or Affiliate of the Company; provided that:

                           (a) any such transaction shall be conclusively deemed to be on terms which are fair and reasonable to the Company or any of its Restricted Subsidiaries and on terms which are at least as favorable as the terms which could be obtained on an arm's length basis with Persons who are not such a holder, an Affiliate of such holder or Affiliate of the Company if such transaction is approved by a majority of the Company's directors (including a majority of the Company's disinterested and independent directors, if any); and

                           (b) with respect to the purchase or disposition of assets of the Company or any of its Restricted Subsidiaries having a net book value in excess of $5 million, if the Company does not have any disinterested and independent directors, in addition to approval of its board of directors, the Company shall obtain a written opinion of an Independent Financial Advisor stating that the terms of such transaction are fair and reasonable to the Company or its Restricted Subsidiary, as the case may be, and are at least as favorable to the Company or such Restricted Subsidiary, as the case may be, as could have been obtained on an arm's length basis with Persons who are not such a holder, an Affiliate of such holder or Affiliate of the Company.

This covenant does not apply to:

                  (1) any transaction between the Company or any Affiliate thereof and any Lehman Investors, including, without limitation, the payment of fees to any Lehman Investor for financial and consulting services;

                  (2) transactions between the Company or any of its Restricted Subsidiaries and any employee or director of, or consultant to, the Company or any of its Restricted Subsidiaries that are approved by the Board of Directors;

                  (3) the payment of reasonable and customary regular fees to directors of the Company;

                  (4) any transaction between the Company and any of its Restricted Subsidiaries or between any of its Restricted Subsidiaries;

                  (5) any Restricted Payment not otherwise prohibited by the "Restricted Payments" covenant; and

                  (6) transactions with Loral Space pursuant to agreements in effect on the date of the indenture (as such agreements are in effect on such date).


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

NO SENIOR SUBORDINATED INDEBTEDNESS

         The indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Indebtedness and senior in any respect in right of payment to the note

PAYMENTS FOR CONSENT

         The indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

REPORTS

         The indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, the Company will furnish to the holders of notes:

                  (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

                  (2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

         If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

         In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

         The indenture provides that each of the following constitutes an Event of Default:

                  (1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes (whether or not prohibited by the subordination provisions of the indenture);

                  (2) default in payment when due of the principal of or premium, if any, on the notes (whether or not prohibited by the subordination provisions of the indenture);

                  (3) failure by the Company for 45 days after notice to comply with any of its other agreements in the indenture or the notes;

                  (4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

                           (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

                           (b)      results in the acceleration of such
                                    Indebtedness prior to its express maturity,

         and, in each case under clauses (a) and (b), the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more;

                  (5) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

                  (6) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

         If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided, that so long as the new credit facility is in effect, such declaration shall not become effective until the earlier of (i) five days after receipt of notice of such acceleration by the Agent and the Company or (ii) an acceleration of obligations under the new credit facility. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to December 15, 2006 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the notes prior to December 15, 2006, then the premium specified in the indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

         The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

         The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.


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

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

         No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

         The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

                  (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such notes when such payments are due from the trust referred to below;

                  (2) the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

                  (3) the rights, powers, trusts, duties and immunities of the trustee, and the Company's obligations in connection therewith; and

                  (4)      the Legal Defeasance provisions of the indenture.

         In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance:

                  (1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

                  (2) in the case of Legal Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

                  (3) in the case of Covenant Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

                  (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

                  (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

                  (6) the Company must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be preferential under any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

                  (7) the Company must deliver to the trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

                  (8) the Company must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

SATISFACTION AND DISCHARGE

         The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

                  (1)      either:

                           (a) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the trustee for cancellation; or

                           (b) all such notes not theretofore delivered to such trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with such trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on such notes not theretofore delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

                  (2) no Default or Event of Default with respect to the indenture or the notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

                  (3) the Company has paid or caused to be paid all sums payable by it under such indenture; and

                  (4) the Company has delivered irrevocable instructions to the trustee under such indenture to apply the deposited money toward the payment of such notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

TRANSFER AND EXCHANGE

         A holder may transfer or exchange notes in accordance with the indenture. The Registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

         The registered holder of a note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

         Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

         Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

                  (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

                  (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "-- Repurchase at the Option of Holders");

                  (3) reduce the rate of or change the time for payment of interest on any note;

                  (4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

                  (5) make any note payable in money other than that stated in the notes;

                  (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

                  (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders"); or

                  (8) make any change in the foregoing amendment and waiver provisions.

In addition, any amendment to the provisions of Article 10 of the indenture (which relate to subordination) will require the consent of the holders of at least 75% in aggregate principal amount of the notes then outstanding if such amendment would adversely affect the rights of holders of notes.

         Notwithstanding the foregoing, without the consent of any holder of notes the Company and the trustee may amend or supplement the indenture or the notes:

                  (1)      to cure any ambiguity, defect or inconsistency;

                  (2) to provide for uncertificated notes in addition to or in place of certificated notes;

                  (3) to provide for the assumption of the Company's obligations to holders of notes in the case of a merger or consolidation;

                  (4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

                  (5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

         The indenture contains certain limitations on the rights of the trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

         The holders of a majority in principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

         Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to K & F Industries, Inc., 600 Third Avenue, New York, New York 10016, Attention: Chief Operating Officer.

BOOK-ENTRY, DELIVERY AND FORM

         Except as set forth below, the exchange notes will initially be issued in the form of one or more global notes (each a "Global Note"). Each Global Note with respect to the original notes was, and each Global Note with respect to the exchange notes will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary"). The Global Notes with respect to the original notes were, and the Global Notes with respect to the exchange notes will be, registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

         Exchange notes that are issued as described below under "-- Certificated Notes" will be issued in the form of registered definitive certificates (the "Certificated Notes"). Upon the transfer of Certificated Notes, such Certificated Notes may, unless a Global Note has previously been exchanged for Certificated Notes, be exchanged for an interest in a Global Note representing the principal amount of notes being transferred. Transfer of beneficial interests in a Global Note will be subject to the applicable rules and procedures of the Depositary and its direct or indirect participants, including, if applicable, those of Euroclear Bank S.A./N.V., operator of the Euroclear system ("Euroclear"), and Clearstream Banking S.A. ("Clearstream"), which may change from time to time. The notes may be presented for registration of transfer and exchange at the offices of the Registrar.

DEPOSITARY PROCEDURES

         The Depositary has advised the Company that the Depositary is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of the Depositary are recorded on the records of the Participants and Indirect Participants.

         The Depositary has also advised the Company that pursuant to procedures established by it:

                  (1) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of Global Notes; and

                  (2) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

         The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer a beneficial interest in a Global Note to such persons may be limited to that extent. Because the Depositary can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the Depositary system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificate evidencing such interest.

         EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS, OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

         Payments in respect of the principal and premium and Liquidated Damages, if any, and interest on a Global Note registered in the name of the Depositary or its nominee will be payable by the trustee to the Depositary or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

                  (1) any aspect of the Depositary's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of the Depositary's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

                  (2) any other matter relating to the actions and practices of the Depositary or any of its Participants or Indirect Participants.

         The Depositary has advised the Company that its current practices, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of the Depositary. Payments by Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of the Depositary, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by the Depositary or its Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from the Depositary or its nominee as the registered owner of the notes for all purposes.

         Except for trades involving only Euroclear and Clearstream Participants, interests in the Global Notes will trade in the Depositary's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of the Depositary and its Participants.

         Transfers between Participants in the Depositary will be effective in accordance with the Depositary's procedures, and will be settled in same-day funds. Transfers between Participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

         Crossmarket transfers between Participants in the Depositary, on the one hand, and Euroclear or Clearstream Participants, on the other hand, will be effected through the Depositary in accordance with the depository's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depository; however, such crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in the Depositary, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to the Depositary. Euroclear Participants and Clearstream Participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

         Due to time zone differences, the securities accounts of a Euroclear or Clearstream Participant purchasing an interest in a Global Note from a Participant in the Depositary will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of the Depositary. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Participant to a Participant in the Depositary will be received with value on the settlement date of the Depositary but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the Depositary's settlement date.

         The Depositary has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account the Depositary interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the notes, the Depositary reserves the right to exchange Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

         The information in this section concerning the Depositary, Euroclear and Clearstream and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

         Although the Depositary, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among Participants in the Depositary, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be


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discontinued at any time. None of the Company, the Initial Purchaser or the trustee will have any responsibility for the performance by the Depositary, Euroclear or Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

         A Global Note is exchangeable for definitive notes in registered certificated form if:

                  (1)      the Depositary notifies the Company that it is:

                           (a)      unwilling or unable to continue as
                                    depository for the Global Note and the
                                    Company thereupon fails to appoint a
                                    successor depository; or

                           (b)      has ceased to be a clearing agency
                                    registered under the Exchange Act; or

                  (2) the Company, at its option, notifies the trustee in writing that it elects to cause issuance of the notes in certificated form.

In addition, beneficial interests in a Global Note may be exchanged for certificated notes upon request but only upon at least 20 days' prior written notice given to the trustee by or on behalf of the Depositary in accordance with customary procedures. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interest therein will be registered in names, and issues in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures).

CERTIFICATED NOTES

         Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the trustee, exchange such beneficial interest for notes in the form of certificated notes. Upon any such issuance, the trustee is required to register such certificated notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof).

         In addition, if:

                  (1) the Company notifies the trustee in writing that the Depositary is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days; or

                  (2) the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of notes in the form of certificated notes under the indenture, then, upon surrender by the Global Note Holder of its Global Note, notes in such form will be issued to each person that the Global Note Holder and the Depository identify as being the beneficial owner of the related notes.

         Neither the Company nor the trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of notes and the Company and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

         The indenture requires that payments in respect of the notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to certificated notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The Company expects that secondary trading in the certificated notes will also be settled in immediately available funds.


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REGISTRATION RIGHTS; LIQUIDATED DAMAGES

         The Company and the initial purchaser have entered into the registration rights agreement dated as of December 20, 2002. Pursuant to the registration rights agreement, the Company agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the new notes to be issued in exchange for the original notes (the "Exchange Notes"). Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes.

         If:

                  (1)      the Company is not:

                           (a)      required to file the Exchange Offer
                                    Registration Statement; or

                           (b) permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

                  (2) any holder of Transfer Restricted Securities notifies the Company within the specified time period that:

                           (a) it is prohibited by law or Commission policy from participating in the Exchange Offer; or

                           (b) that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

                           (c) that it is a broker-dealer and owns notes acquired directly from the Company or an affiliate of the Company, then:

         The Company will file with the Commission a Shelf Registration Statement to cover resales of the notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

         The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission but not later than 120 days after the Closing Date (with respect to the Exchange Offer Registration Statement) and not later than 60 days after the date on which the Company is required to file such Shelf Registration Statement (with respect to the Shelf Registration Statement).

         For purposes of the foregoing, "Transfer Restricted Securities" means each note until:

                  (1) the date on which such note has been exchanged by a person other than a broker-dealer for a new note in the Exchange Offer;

                  (2) following the exchange by a broker-dealer in the Exchange Offer of a note for a new note, the date on which such new note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

                  (3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

                  (4) the date on which such note is distributed to the public pursuant to Rule 144 under the Act.


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

         The registration rights agreement provides that:

                  (1) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 45 days after the Closing Date;

                  (2) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 120 days after the Closing Date;

                  (3) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will:

                           (a)      commence the Exchange Offer; and

                           (b) use its best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, Exchange Notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

                  (4) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the Commission on or prior to 60 days after such filing obligation arises (and in any event within 120 days after the Closing Date) and to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 60 days after such obligation arises.

         If:

                  (1) any Registration Statement required by the registration rights agreement is not filed with the Commission on or prior to the date specified for such filing; or

                  (2) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness; or

                  (3) the Company fails to consummate the Exchange Offer within 30 business days after the Exchange Offer Registration Statement is first declared effective by the Commission; or

                  (4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) a "Registration Default"), then the Company will pay Liquidated Damages to each holder of Transfer Restricted Securities that are the subject of such Registration Default, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Transfer Restricted Securities held by such holder.

         The amount of the Liquidated Damages will increase by an additional $0.05 per week per $1,000 principal amount of Transfer Restricted Securities that are the subject of such Registration Default with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $0.50 per week per $1,000 principal amount of Transfer Restricted Securities.

         Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

         Holders of notes will be required to make certain representations to the Company (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver


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

information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

CERTAIN DEFINITIONS

         Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

         "1997 PBGC Agreement" means that certain settlement agreement between the United States Pension Benefit Guarantee Corporation and the Company dated as of October 15, 1997.

         "Acquired Debt" means, with respect to any specified Person:

                  (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

                  (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

         "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise, provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

         "Asset Sale" means:

                  (1) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback, other than sale and leaseback transactions so long as the present value of the rental obligations of the Company and its Restricted Subsidiaries thereunder do not exceed $30.0 million in the aggregate since the Issue Date) other than sales of inventory in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "--Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "--Certain Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant); and

                  (2) the issuance of Equity Interests in any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries, in the case of either clause (1) or
                           (2), whether in a single transaction or a series of related transactions:

                           (a) that have a fair market value in excess of $5.0 million; or

                           (b)      for net proceeds in excess of $5.0 million.

         Notwithstanding the foregoing, none of the following items will be deemed to be an Asset Sale:

                  (1) a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;


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

                  (2) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary; and

                  (3) a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments."

         "Bank" means any financial institution, fund or other entity extending credit under the new credit facility.

         "BLS" means Bernard L. Schwartz.

         "BLS Group" means:

                  (1)      BLS;

                  (2) BLS's spouse and descendants (collectively, "relatives");

                  (3) a trust of which there are no beneficiaries other than BLS, or relatives of BLS, or a charitable institution or organization;

                  (4) a partnership, corporation or limited liability company of which there are no other partners, stockholders or members, as applicable, other than BLS or the relatives of BLS;

                  (5) a legal representative or guardian of BLS or a relative of BLS if BLS or such relative becomes mentally incompetent;

                  (6) any person succeeding BLS or a relative of BLS by will or by the laws of descent;

                  (7) any individual who is employed by, a consultant to or a director of the Company or any of its subsidiaries; and

                  (8) any individual who is a consultant or advisor to BLS with respect to the investment by BLS in the Company.

         "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

         "Capital Stock" means:

                  (1)      in the case of a corporation, corporate stock;

                  (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

                  (3) in the case of a partnership, partnership interests (whether general or limited); and

                  (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

         "Cash Equivalents" means:

                  (1)      United States dollars;

                  (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than twelve months from the date of acquisition;


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

                  (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million;

                  (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above; and

                  (5) commercial paper having a rating of at least A-3 from Moody's Investors Service, Inc. or P-3 from Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition.

         "Change of Control" means the occurrence of any of the following:

                  (1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Investors;

                  (2) the adoption of a plan relating to the liquidation or dissolution of the Company;

                  (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Permitted Investors, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of the Company; or

                  (4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors. For purposes of this definition, any transfer of an Equity Interest of an entity that was formed for the purpose of acquiring voting stock of the Company will be deemed to be a transfer of such portion of such voting stock as corresponds to the portion of the equity of such entity that has been so transferred.

         "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus:

                  (1) an amount equal to any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income); plus

                  (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; plus

                  (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding amortization of deferred financing fees incurred in connection with the recapitalization), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

                  (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges


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

                           (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP.

         Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

         "Consolidated Interest Expense" of any Person for any period means interest expense (including amortization of original issue discount and non-cash interest payments or accruals and the interest portion of Capital Lease Obligations but excluding amortization of deferred financing fees incurred in connection with the recapitalization) of such Person and its Consolidated Restricted Subsidiaries, all as determined in accordance with GAAP.

         "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

                  (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof;

                  (2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

                  (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

                  (4) the cumulative effect of a change in accounting principles shall be excluded.

         "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of:

                  (1) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date; plus

                  (2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock; less

                  (3) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business)


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

                           subsequent to the date of the indenture in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person;

                  (4) all investments as of such date in unconsolidated Restricted Subsidiaries and in Persons that are not Restricted Subsidiaries (except, in each case, Permitted Investments); and

                  (5) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

         "Continuing Directors" means, as of any date of determination, any member of the Board of the Company who:

                  (1) was a member of such Board on the date of the indenture; or

                  (2) was nominated for election or elected to such Board with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

         "Cumulative Operating Cash Flow" means, for the period beginning October 1, 2002 through and including the end of the last fiscal quarter (taken as one accounting period) preceding the date of any proposed Restricted Payment, Operating Cash Flow for the Company and its Consolidated Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

         "Cumulative Total Interest Expense" means, for the period beginning October 1, 2002 through and including the end of the last fiscal quarter (taken as one accounting period) preceding the date of any proposed Restricted Payment, Consolidated Interest Expense for the Company and its Consolidated Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

         "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

         "Designated Senior Indebtedness" means:

                  (1)      Indebtedness under the new credit facility; and

                  (2) if there is no Indebtedness outstanding or active commitments to issue Indebtedness under the new credit facility, any other Indebtedness constituting Senior Indebtedness which, at the time of determination has an aggregate principal amount outstanding of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

         "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature.

         "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock so long as it is a debt security).

         "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the new credit facility) in existence on the date of the indenture, including the notes, until such amounts are repaid.

         "Existing Senior Subordinated Indenture" means the indenture dated October 15, 1997 governing the Existing Senior Subordinated Notes.

         "Existing Senior Subordinated Notes" means the $185.0 million of 9 1/4% Senior Subordinated Notes due 2007 pursuant to an indenture dated October 15, 1997.

         "Fixed Charges" means, with respect to any Person for any period, the sum of:

                  (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding amortization of deferred financing fees incurred in connection with the recapitalization); plus

                  (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

                  (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); plus

                  (4) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred stock of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

         "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

         In addition, for purposes of calculating the Fixed Charge Coverage
Ratio:

                  (1) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

                  (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

                  (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.


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

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

         "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

         "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

                  (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

                  (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

         "Indebtedness" means, without duplication, with respect to any Person, any indebtedness of such Person, whether or not contingent:

                  (1)      in respect of borrowed money;

                  (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

                  (3)      banker's acceptances;

                  (4)      representing Capital Lease Obligations; or

                  (5) the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.

         "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of.

         "Lehman Investors" means those certain merchant banking partnerships affiliated with Lehman Brothers Holdings Inc.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or

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

other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

         "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

                  (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

                  (2) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

         "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

         "new credit facility" means that certain new credit facility, dated on or before December 20, 2002, by and among K&F Industries Inc., Aircraft Braking Systems Corporation, Engineered Fabrics Corporation, Lehman Brothers Inc. and Lehman Commercial Paper Inc., as administrative agent, and the lenders named therein, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time with the same or different lenders.

         "Non-Recourse Debt" means Indebtedness:

                  (1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

                  (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

                  (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

"Obligations" means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements, obligations, damages and other liabilities or other amounts payable under the documentation governing any Indebtedness.

         "Operating Cash Flow" of any Person means, for any period, the sum of:

                  (1) Net Income of such Person and its consolidated Restricted Subsidiaries for such period; plus

                  (2) provision for taxes based on income or profits included in computing Net Income of such Person for such period; plus


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

                  (3) Consolidated Interest Expense of such Person for such period; plus (1)

                  (4) other non-cash charges deducted from consolidated revenues in determining Net Income of such Person for such period, in each case, determined on a consolidated basis in accordance with GAAP.

         "Permitted Investments" means:

                  (1) any Investment in the Company or in a Wholly Owned Restricted Subsidiary of the Company;

                  (2)      any Investment in Cash Equivalents;

                  (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

                           (a) such Person becomes a Restricted Subsidiary of the Company; or

                           (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; and

                  (4) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders--Asset Sales."

         "Permitted Investor" means:

                  (1)      any Person that is a member of the BLS Group; or

                  (2)      any Lehman Investor.

         "Permitted Liens" means:

                  (1) Liens on assets of the Company or its Restricted Subsidiaries that secure Senior Indebtedness permitted by the terms of the indenture to be incurred;

                  (2)      Liens in favor of the Company;

                  (3) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company or becomes a Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such transaction and do not extend to any other assets of the Company or its Restricted Subsidiaries;

                  (4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition;

                  (5) Liens existing on the date of the indenture and any extensions or renewals thereof, provided that such Liens do not extend to or cover any other property or assets of the Company or any Restricted Subsidiary;

                  (6) statutory Liens or landlords and carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business;

                  (7) Liens for taxes, assessments, government charges or claims which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;


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

                  (8) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

                  (9) Liens created or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

                  (10) easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any Significant Subsidiary incurred in the ordinary course of business;

                  (11) any attachment or judgment Lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within 60 days after the expiration of any such stay;

                  (12) any other Liens imposed by operation of law which do not materially affect the Company's ability to perform its obligations under the notes and the indenture;

                  (13) rights of banks to set off deposits against debts owed to said bank;

                  (14) Liens upon specific items of inventory or other goods and proceeds of the Company or its Subsidiaries securing the Company's or any Restricted Subsidiary's obligations in respect of bankers' acceptances issued or created for the account of any such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

                  (15) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

                  (16) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

                  (17) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or one of its Subsidiaries relating to such property or assets;

                  (18) Liens on the property or assets of the Company or its Restricted Subsidiaries in favor of the PBGC in respect of unfunded pension obligations, which liens are junior to the liens permitted under the new credit facility;

                  (19) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary; and

                  (20) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries.

         "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that:

                  (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of accrued and


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

                           unpaid interest thereon, reasonable expenses incurred in connection therewith and any associated redemption premium);

                  (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

                  (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

                  (4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

         "Regulation S" means Regulation S promulgated under the Securities Act.

         "Restricted Investment" means an Investment other than a Permitted Investment.

         "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

         "Rule 144A" means Rule 144A promulgated under the Securities Act.

         "Senior Indebtedness" means:

                  (1) all Indebtedness and other monetary obligations (whether now existing or hereafter incurred) of the Company and its Restricted Subsidiaries on, under or in respect of, the new credit facility and including all fees, expenses (including reasonable fees and expenses of counsel), claims, charges, indemnity obligations and interest accruing on or subsequent to the filing of a petition initiating any proceeding in bankruptcy, insolvency or like proceeding whether or not such interest is an allowed claim in such proceeding;

                  (2) all other Indebtedness of the Company (other than the notes and the Existing Senior Subordinated Notes), whether presently outstanding or hereafter created, incurred or assumed, unless such Indebtedness, by its terms or the terms of the instrument creating or evidencing it is subordinate in right of payment to or pari passu with the notes; and

                  (3)      any Hedging Obligations.

                  Notwithstanding the foregoing, the term "Senior Indebtedness" shall not include:

                  (1) any Indebtedness of the Company which when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Code, was without recourse to the Company;

                  (2) any Indebtedness of the Company to any of its Subsidiaries or Affiliates;

                  (3) any Indebtedness of the Company not otherwise permitted by the covenants described under the captions "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" and "-- Subordination";

                  (4)      Indebtedness to any employee of the Company;


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

                  (5)      any liability for taxes; and

                  (6)      trade payables.

         "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

         "Specified Senior Indebtedness" means any Indebtedness constituting Senior Indebtedness which, at the time of determination has an aggregate principal amount outstanding of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Indebtedness as "Specified Senior Indebtedness."

         "Subsidiary" means, with respect to any Person:

                  (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Restricted Subsidiaries of that Person (or a combination thereof); and

                  (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Restricted Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Restricted Subsidiaries of such Person (or any combination thereof).

         "Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

                  (1)      has no Indebtedness other than Non-Recourse Debt;

                  (2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

                  (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

                  (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

         Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if: (1) such Indebtedness is permitted under the covenant described under the


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

caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

         "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

                  (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

                  (2) the then outstanding principal amount of such Indebtedness.

         "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.


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

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

    The following is a summary of the principal United States federal income tax consequences with respect to the purchase, ownership and disposition of the notes, but does not purport to be a complete description of all tax considerations. In addition, this summary does not discuss the effect of U.S. federal estate or gift tax laws or of applicable state, local or foreign tax laws. This summary is limited to persons who acquire notes for cash and who hold such notes as a capital asset for tax purposes. This summary is intended for general information only and, as such, does not address all of the tax considerations that may be relevant to the personal circumstances of an investor in the notes (including, for example, the potential application of the alternative minimum tax). This summary does not apply to taxpayers subject to special rules including dealers in securities, banks, insurance companies, tax-exempt organizations, taxpayers who hold the notes as part of a hedge, conversion transaction or straddle, U.S. expatriates, and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code") its legislative history, existing Treasury regulations thereunder, administrative rulings and court decisions currently in effect, all of which are subject to change, possibly on a retroactive basis.

    We have not sought and will not seek any rulings from the Internal Revenue Service with respect to the matters discussed below. If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences.

    IF YOU ARE CONSIDERING THE PURCHASE OF THE NOTES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES UNDER THE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTIONS.

U.S. HOLDERS

    As used herein, the term "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes,

    -    a citizen or resident of the United States,

    - a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes), partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

    - an estate the income of which is subject to United States taxation regardless of its source or

    - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

    For United States federal income tax purposes, interest on the notes will be taxable to a U.S. Holder as ordinary interest income in accordance with your method of accounting for tax purposes.

    Upon the sale, redemption, retirement or other taxable disposition of a note, a U.S. Holder will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount realized on the sale, redemption, retirement or other taxable disposition and such holder's adjusted tax basis in the notes. The amount realized on a taxable disposition of a note will not include any amount received that is attributable to accrued but unpaid interest, which will be taxable in the manner described in the preceding paragraph.


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

    Any such gain or loss will be long term capital gain or loss if the notes have been held for more than one year prior to the sale, redemption, retirement or other taxable disposition. The deductibility of capital losses is subject to limitations.

    In certain circumstances, we may be obligated to pay amounts in excess of the stated interest and principal payable on the notes. The obligation to make such payments may implicate the provisions of Treasury regulations relating to "contingent payment debt instruments." If the notes were deemed to be contingent payment debt instruments, a U.S. Holder might, among other consequences, be required to accrue income on its notes in excess of stated interest and to treat any gain recognized on the sale or other disposition of the notes as ordinary income rather than as capital gain. We intend to treat the notes as not subject to these regulations. The regulations applicable to contingent payment debt instruments, however, have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. You are urged to consult your tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

    In general, information reporting requirements will apply to payments of principal and interest, and the payment of proceeds of the sale of the notes prior to maturity, to a U.S. Holder that is not an exempt recipient. Generally, corporations and tax-exempt organizations are exempt recipients. Backup withholding of U.S. federal income tax may apply to payments made to a U.S. Holder that is not an exempt recipient, unless such holder makes certain written certifications and provides certain identifying information in accordance with applicable requirements. Any amounts withheld under the backup withholding rules from payment to a U.S. Holder will be allowed as a credit against that holder's U.S. federal income tax liability, and may entitle that holder to a refund, provided the required information is timely furnished to the IRS.

NON-U.S. HOLDERS

    This section summarizes the principal U.S. federal income tax consequences to a Non-U.S. Holder of a note. The term "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

    Interest payments (including payments of Liquidated Damages, if any) made to a Non-U.S. Holder with respect to the notes will generally not be subject to United States federal income tax or withholding tax, provided that:

    (1) the Non-U.S. Holder does not actually or constructively own ten percent or more of the total combined voting power of all classes of our stock entitled to vote,

    (2) the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership,

    (3) the Non-U.S. Holder is not a bank described in Section 881(c)(3)(A) of the Code, and

    (4) either (A) the beneficial owner of the notes certifies to us or our agent on IRS Form W-8 BEN (or successor form), under penalties of perjury, that it is not a "U.S. person" (as defined in the Code) and provides its name and address and the certificate is renewed periodically as required by Treasury Regulations, or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, commonly referred to as a financial institution, and holds the notes on behalf of the beneficial owner certifies to us or our agent, under penalties of perjury, that such statement has been received from the beneficial owner by it or a financial institution between it and the beneficial owner and furnishes us with a copy thereof. These four requirements are referred to as the Portfolio Interest Exemption.

    If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless such holder provides us or our agent, as the case may be, with a properly executed IRS Form W-8 BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of a tax treaty, or an IRS Form W-8 ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected to a U.S. trade or business conducted by the Non-U.S. Holder (and, if an income tax treaty applies, the Non-U.S. Holder maintains a U.S. "permanent establishment" to which such interest is generally attributable).

    Upon the sale, redemption, retirement or other taxable disposition of the notes, a Non-U.S. Holder generally will not be subject to United States federal income tax on the gain recognized, if any, unless (i) such gain is effectively connected to a U.S. trade or business conducted by such Non-U.S. Holder (and, if an income tax treaty applies, the Non-U.S. Holder maintains a U.S. "permanent establishment" to which such interest is generally attributable), or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

    In general, if interest or gain from a disposition of the notes is effectively connected to a U.S. trade or business of a Non-U.S. Holder (and, if an income tax treaty applies, the Non-U.S. Holder maintains a U.S. "permanent establishment" to which such interest or gain is attributable), the Non-U.S. Holder generally will be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. Holder. In addition, a corporate Non-U.S. Holder may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the corporate Non-U.S. Holder of a trade or business in the U.S.

    A Non-U.S. Holder will generally be exempt from backup withholding and information reporting requirements with respect to payments of principal and interest on a note, if that holder meets the requirements of the Portfolio Interest Exemption, as described above. We or our paying agents may, however, report payments of interest on the notes to the IRS.

    Payments of the proceeds from a disposition by a Non-U.S. Holder of a note made to or through the foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker has certain connections with the U.S. Payment of the proceeds from a disposition by a Non-U.S. Holder of a note made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the Non-U.S. Holder certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

     Any amounts withheld under the backup withholding rules from payment to a Non-U.S. Holder will be allowed as a credit against that holder's U.S. federal income tax liability, and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

                              PLAN OF DISTRIBUTION

    This prospectus is to be used by Lehman Brothers in connection with offers and sales of the notes in market-making transactions effected from time to time. Lehman Brothers may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or negotiated prices.

    Affiliates of Lehman Brothers currently own 50% of our Common Stock. See "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters." Lehman Brothers has informed us that it does not intend to confirm sales of the notes to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.

    The Company has been advised by Lehman Brothers that subject to applicable laws and regulations, Lehman Brothers currently intends to make a market in the notes. However, Lehman Brothers is not obligated to do so and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk Factors -- Trading Market for the Notes."

    Lehman Brothers has provided investment banking services to us in the past and may provide such services and financial advisory services to us in the future. Lehman Brothers acted as one of two purchasers in connection with the initial sale of the notes and received an underwriting discount of approximately $4.6 million in connection therewith. We paid Lehman Brothers $6.3 million for underwriting discounts and commission in connection with the issuance of our $250.0 million 9 5/8% notes. See "Certain Transactions."

    Lehman Brothers and us have entered into a registration rights agreement with respect to the use by Lehman Brothers of this prospectus. Pursuant to such agreement, we agreed to bear all registration expenses incurred under such agreement, and we agreed to indemnify Lehman Brothers against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

    The validity of the Notes was passed upon for the Company by O'Sullivan Graev & Karabell, LLP, New York, New York.

                                     EXPERTS


    The consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's change in method of accounting for goodwill and other intangible assets in 2002, to conform to Statement of Financial Accounting Standards No. 142) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

    Except as may be required by 15(d) thereof, we are not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. Under the terms of the indenture, we have agreed that, whether or not required by the rules and regulations of the Securities and Exchange Commission, so long as any notes are outstanding, we will furnish to the trustee and the holders of notes (1) all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Conditions and Results of Operations" that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants and (2) all current reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the Securities and Exchange Commission, we will file a copy of all such information and reports with the Securities and Exchange Commission for public availability (unless the Securities and Exchange Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The public may read and copy any materials we file with the Securities and Exchange Commission at their Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may access these materials at the Securities and Exchange Commission's website at http://www.sec.gov. For further information regarding the Public Reference Room call the Securities and Exchange Commission at 1-800-SEC-0330. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES


                                                                   PAGE
                                                                   ----
Independent Auditors' Report....................................   F-2
Consolidated Balance Sheets as of December 31, 2003 and
  2002.......................................................      F-3
Consolidated Statements of Operations for the years
  ended December 31, 2003, 2002 and 2001........................   F-4
Consolidated Statements of Stockholders' Deficiency for
   the years ended December 31, 2003, 2002 and 2001.............   F-5
Consolidated Statements of Cash Flows for the years ended
   December 31, 2003, 2002 and 2001.............................   F-6
Notes to Consolidated Financial Statements......................   F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of K & F Industries, Inc.:


We have audited the accompanying consolidated balance sheets of K & F Industries, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of K & F Industries, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.



As discussed in Note 2 to the consolidated financial statements in 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.



DELOITTE & TOUCHE LLP
New York, New York
March 12, 2004

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                             December 31,        December 31,
                                                                                 2003                2002
                                                                                 ----                ----
ASSETS
Current Assets:
Cash and cash equivalents.............................................       $ 24,464,000        $ 22,735,000
Accounts receivable - net.............................................         41,595,000          38,228,000
Inventory.............................................................         50,087,000          52,006,000
Other current assets..................................................          1,527,000           1,353,000
Income taxes receivables .............................................            851,000           2,609,000
                                                                             ------------        ------------
      Total current assets............................................        118,524,000         116,931,000
                                                                             ------------        ------------
Property, Plant and Equipment - Net...................................         63,580,000          66,048,000
Deferred Charges - Net of amortization of $20,970,000 and
     $16,882,000.....................................................          54,232,000          54,195,000
Intangible Assets - Net of amortization of $9,342,000
     and $8,112,000...................................................         16,238,000          17,860,000
Goodwill .............................................................        167,011,000         167,011,000
                                                                             ------------        ------------
Total Assets .........................................................      $ 419,585,000        $422,045,000
                                                                             ============        ============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current Liabilities:
   Accounts payable...................................................       $ 15,029,000        $ 15,081,000
   Interest payable...................................................          3,797,000           4,367,000
   Other current liabilities..........................................         49,621,000          61,936,000
                                                                             ------------        ------------
Total current liabilities.............................................         68,447,000          81,384,000
                                                                             ------------        ------------

Pension Liabilities...................................................         26,885,000          19,819,000
Deferred Income Taxes.................................................         19,373,000          16,767,000
Postretirement Benefit Obligation Other Than Pensions.................         84,468,000          81,307,000
Other Long-Term Liabilities...........................................         12,383,000          15,424,000
Long-Term Debt .......................................................        395,000,000         435,000,000
Commitments and Contingencies (Notes 12 and 13)
Stockholders' Deficiency:
   Common stock, $.01 par value - authorized, 1,000,000 shares;
      issued and outstanding, 740,398 shares..........................              7,000               7,000
   Additional paid-in capital.........................................       (263,259,000)       (263,259,000)
   Retained earnings .................................................        104,039,000          63,406,000
   Accumulated other comprehensive loss...............................        (27,758,000)        (27,810,000)
                                                                             ------------        ------------
   Total stockholders' deficiency.....................................       (186,971,000)       (227,656,000)
                                                                             ------------        ------------
Total Liabilities and Stockholders' Deficiency........................       $419,585,000        $422,045,000
                                                                             ============        ============


                See notes to consolidated financial statements.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                        Year Ended December 31,
                                                                 2003             2002             2001
                                                            -------------    -------------    -------------
Net sales ..............................................    $ 342,818,000    $ 348,649,000    $ 355,334,000

Cost of sales ..........................................      197,812,000      204,819,000      204,036,000
                                                            -------------    -------------    -------------
Gross margin ...........................................      145,006,000      143,830,000      151,298,000

Independent research and development ...................       14,936,000       14,600,000       16,188,000

Selling, general and administrative expenses ...........       30,499,000       40,238,000       30,273,000

Amortization ...........................................        4,264,000        3,935,000        8,837,000
                                                            -------------    -------------    -------------
Operating income .......................................       95,307,000       85,057,000       96,000,000

Interest expense, net of interest income of $427,000,
   $87,000 and $243,000 ................................       44,186,000       26,194,000       32,569,000
                                                            -------------    -------------    -------------
Income before income taxes .............................       51,121,000       58,863,000       63,431,000

Income tax provision ...................................      (10,488,000)     (16,730,000)     (27,447,000)
                                                            -------------    -------------    -------------
Net income .............................................    $  40,633,000    $  42,133,000    $  35,984,000
                                                            =============    =============    =============


                See notes to consolidated financial statements.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001



                                               Common Stock                                        Accumulated
                                               ------------       Additional        Retained          Other
                                            Shares                 Paid-in          Earnings      Comprehensive      Comprehensive
                                            Issued       Amount    Capital          (Deficit)     Income (Loss)      Income (Loss)
                                            ------       ------    -------          ---------     ------------       -------------
Balance, January 1, 2001 ...............    740,398      $7,000  $ (63,259,000)   $(14,711,000)   $    (43,000)

 Net income ............................                                            35,984,000                        $35,984,000

 Cumulative translation adjustments ....                                                               (87,000)           (87,000)

 Cumulative effect of adoption of
  SFAS No. 133 (net of tax benefit
  of $373,000) .........................                                                              (550,000)          (550,000)

 Amortization of transition
  adjustment included in
  interest expense (net of tax
  of $122,000) .........................                                                               184,000            184,000

 Additional minimum pension
  liability (net of tax benefit of
  $12,034,000) .........................                                                           (15,778,000)       (15,778,000)
                                            -------      ------  -------------    ------------    ------------        -----------

Balance, December 31, 2001 .............    740,398       7,000    (63,259,000)     21,273,000     (16,274,000)       $19,753,000
                                                                                                                      ===========

 Net income ............................                                            42,133,000                        $42,133,000

 Cumulative translation
  adjustments ..........................                                                               224,000            224,000

 Amortization of transition
  adjustment included in interest
  expense (net of tax of $125,000) .....                                                               184,000            184,000

 Additional minimum pension
  liability (net of tax benefit of
  $6,595,000) ..........................                                                           (11,944,000)       (11,944,000)

 Dividends .............................                          (200,000,000)
                                            -------      ------  -------------    ------------    ------------        -----------
Balance, December 31, 2002 .............    740,398       7,000   (263,259,000)     63,406,000     (27,810,000)       $30,597,000
                                                                                                                      ===========

 Net income ............................                                            40,633,000                        $40,633,000

 Cumulative translation
  adjustments ..........................                                                               199,000            199,000

 Amortization of transition
  adjustment included in interest
  expense (net of tax of $126,000) .....                                                               182,000            182,000

 Additional minimum pension
  liability (net of tax of
  $1,157,000) ..........................                                                              (329,000)          (329,000)
                                            -------      ------  -------------    ------------    ------------        -----------
Balance, December 31, 2003 .............    740,398      $7,000  $(263,259,000)   $104,039,000    $(27,758,000)       $40,685,000
                                            =======      ======  =============    ============    ============        ===========


                See notes to consolidated financial statements.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                              Year Ended December 31,
                                                                                       2003              2002             2001
                                                                                       ----              ----             ----
Cash Flows From Operating Activities:
  Net income ...................................................................   $  40,633,000    $  42,133,000    $  35,984,000
  Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation .................................................................       7,936,000        8,077,000        8,052,000
  Amortization .................................................................       4,264,000        3,935,000        8,837,000
    Non-cash interest expense-amortization of deferred
       financing charges .......................................................       2,477,000        2,048,000        1,680,000
   Non-cash interest (income) expense - change in fair market value of
       interest rate swap ......................................................      (3,533,000)        (402,000)       3,935,000
   Provision for losses on accounts receivable .................................         170,000          419,000          512,000
  Deferred income taxes ........................................................       1,449,000       12,818,000       24,507,000
  Changes in assets and liabilities:
  Accounts receivable ..........................................................      (3,412,000)       5,037,000        2,625,000
     Inventory .................................................................       1,993,000        8,639,000        3,419,000
     Other current assets ......................................................       1,584,000         (687,000)         (32,000)
     Prepaid pension costs .....................................................       8,286,000       (7,554,000)         940,000
     Accounts payable ..........................................................         (52,000)         900,000       (4,192,000)
     Notes payable .............................................................               -                -       (3,900,000)
     Interest payable ..........................................................        (570,000)         655,000         (436,000)
     Other current liabilities .................................................      (8,600,000)      10,081,000       (4,363,000)
     Postretirement benefit obligation other than pensions .....................       3,161,000        1,651,000          (31,000)
  Other long-term liabilities ..................................................      (3,041,000)       2,676,000          (47,000)
                                                                                   -------------    -------------    -------------

        Net cash provided by operating activities ..............................      52,745,000       90,426,000       77,490,000
                                                                                   -------------    -------------    -------------

Cash Flows From Investing Activities:
  Capital expenditures .........................................................      (5,468,000)      (4,084,000)      (5,057,000)
  Deferred charges .............................................................      (5,548,000)      (9,610,000)     (11,737,000)
  Payment for intangible assets                                                                -                -         (537,000)
                                                                                   -------------    -------------    -------------

          Net cash used in investing activities ................................     (11,016,000)     (13,694,000)     (17,331,000)
                                                                                   -------------    -------------    -------------

Cash Flows From Financing Activities:
  Payments on long-term debt ...................................................     (40,000,000)    (100,625,000)     (41,500,000)
  Payments of senior revolving loan ............................................               -      (40,000,000)     (66,000,000)
  Borrowings under senior revolving loan .......................................               -       40,000,000       46,000,000
  Proceeds from issuance of long-term debt .....................................               -      250,000,000                -
  Dividend on common stock .....................................................               -     (200,000,000)               -
  Deferred charges - financing costs ...........................................               -       (8,508,000)               -
                                                                                   -------------    -------------    -------------

          Net cash used in financing activities ................................     (40,000,000)     (59,133,000)     (61,500,000)
                                                                                   -------------    -------------    -------------

Net increase (decrease) in cash and cash equivalents ...........................       1,729,000       17,599,000       (1,341,000)

Cash and cash equivalents, beginning of year ...................................      22,735,000        5,136,000        6,477,000
                                                                                   -------------    -------------    -------------

Cash and cash equivalents, end of year .........................................   $  24,464,000    $  22,735,000    $   5,136,000
                                                                                   =============    =============    =============

Supplemental Information:
  Interest paid during the year ................................................   $  46,239,000    $  23,980,000    $  27,633,000
                                                                                   =============    =============    =============

  Income taxes paid during the year ............................................   $   6,552,000    $   3,461,000    $   2,467,000
                                                                                   =============    =============    =============


                See notes to consolidated financial statements.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       DESCRIPTION OF BUSINESS


         K & F Industries, Inc. ("K & F") and subsidiaries (collectively, the "Company") is primarily engaged in the design, development, manufacture and distribution of wheels, brakes and brake control systems for commercial, military and general aviation aircraft, and the manufacture of materials for fuel tanks, iceguards, inflatable oil booms and various other products made from coated fabrics for military and commercial uses. The Company serves the aerospace industry and sells its products to airframe manufacturers and commercial airlines throughout the world and to the United States and certain foreign governments. The Company's activities are conducted through its two wholly owned subsidiaries, Aircraft Braking Systems Corporation ("Aircraft Braking Systems"), which generated approximately 84% of the Company's total revenues during the year ended December 31, 2003, and Engineered Fabrics Corporation ("Engineered Fabrics") (collectively, the "Subsidiaries"), which generated approximately 16% of the Company's total revenues during the year ended December 31, 2003.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation - The consolidated financial statements include the accounts of K & F Industries, Inc. and the Subsidiaries. All material intercompany accounts and transactions between these entities have been eliminated.

         Cash and Cash Equivalents - Cash and cash equivalents consist of cash, commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

         Revenue and Expense Recognition - Sales are recorded as units are shipped. The Company customarily sells original wheel and brake equipment below cost as an investment in a new airframe which is expected to be recovered through the subsequent sale of replacement parts. These commercial investments (losses) are recognized when original equipment is shipped. Losses on U.S. government contracts are immediately recognized in full when determinable.

         Inventory - Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts relating to contracts with long production cycles, a portion of which will not be realized within one year. Reserves for slow moving and obsolete inventories are provided based on current assessments about future product demand and production requirements for the next twelve months. The Company evaluates the adequacy of these reserves quarterly.

         Property, Plant and Equipment - Property, plant and equipment are stated at cost. Maintenance and repairs are expensed when incurred; renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets as follows: buildings and improvements - 8 to 40 years; machinery, equipment, furniture and fixtures - 3 to 25 years; and leasehold improvements - over the life of the applicable lease or 10 years, whichever is shorter.


         Goodwill, Deferred Charges and Other Intangible Assets - Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The adoption of SFAS No. 142 required an initial impairment assessment involving a comparison of the fair value of goodwill, deferred charges and other intangible assets to current carrying value. Upon adoption, the impairment analysis did not result in any impairment of our intangible assets. Deferred charges and other intangible assets determined to have finite lives are amortized over their useful lives. We review such deferred charges and other intangible assets with finite lives for impairment to ensure they are appropriately valued if conditions exist that may indicate the carrying value may not be recoverable. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations. Goodwill is not amortized. We perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired.

         Such tests include comparing the fair value of a reporting unit with its carrying value, including goodwill. Impairment assessments are performed using cash flow analysis. Where applicable, an appropriate discount rate is used, based on the Company's cost of capital rate. See
         Note 14.


                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Before January 1, 2002, the Company amortized goodwill on the straight-line method over a period of 40 years. Deferred charges consist primarily of financing costs ($8.2 million and $10.6 million, which are net of amortization (non-cash interest expense) of $5.5 million and $4.4 million at December 31, 2003 and 2002, respectively), and development participation costs ($46.1 million and $43.6 million, which are net of amortization of $15.5 million and $12.4 million at December 31, 2003 and 2002, respectively) paid in connection with the award of wheels, brakes and brake control equipment on various commercial programs. Development participation costs are being amortized on a straight-line method over a period of 20 years. Deferred financing charges are primarily being amortized on an effective interest method over 4.5 to 10 years, which reflect the terms of the Company's debt.


         Intangible assets consist of patents, licenses and computer software which are stated at cost and are being amortized on a straight-line method over periods of 3 to 30 years.


         Evaluation of Long-Lived Assets -Long-lived assets are assessed for recoverability on an ongoing basis in accordance with SFAS No. 144. In evaluating the value and future benefits of long-lived assets, their carrying value is compared to management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. There were no adjustments to the carrying amount of long-lived assets during the years ended December 31, 2003, 2002 and 2001 resulting from the Company's evaluations.



         Warranty - Estimated costs of warranty are accrued when individual claims arise with respect to a product or performance. When the Company becomes aware of such defects, the estimated costs of all potential warranty claims arising from such defects are fully accrued. See Note 12.



         Business and Credit Concentrations - The Company's customers are concentrated in the airline industry but are not concentrated in any specific region. The U. S. government accounted for approximately 26%, 26% and 21% of total sales for the years ended December 31, 2003, 2002 and 2001, respectively. No other single customer accounted for 10% or more of consolidated revenues for the years then ended, and there were no significant accounts receivable from a single customer, except the
         U. S. government, at December 31, 2003 and 2002.


         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


         Stock-Based Compensation Plans - As permitted by SFAS No. 123, the Company accounts for its stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 requires the disclosure of pro forma net income had the Company adopted the fair value method. However, disclosure has been omitted because the pro forma effect on net income required to be disclosed under SFAS No. 123 is not material to the Company's results of operations. Effective January 1, 2002, the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," have been adopted by the Company.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

         Accounting Changes and Pronouncements - In January 2004, the Financial Accounting Standards Board (the "FASB") issued Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Acts of 2003," which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. In accordance with FASB Staff Position No. 106-1, the Company is electing to defer recognition of any potential savings on the measure of the accumulated postretirement benefit obligation or net periodic benefit cost as a result of the Act until specific authoritative guidance on the accounting of the Federal subsidy is issued. Therefore, these financial statements and accompanying notes do not reflect the effects of the Act on the plan. (See Note 11).



         In December 2003, the FASB issued SFAS No. 132 (Revised) ("SFAS No. 132-R"), "Employer's Disclosure about Pensions and Other Postretirement Benefits." SFAS 132-R retains disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS No. 132-R is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions of this standard did not have a material effect on the Company's consolidated financial position, results of operations or cash flows. (See Note 11).



         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.



         In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.



         In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," expanding the guidance in Accounting Research Bulletin No. 51, "Consolidated Financial Statements," relating to transactions involving variable interest entities. In December 2003, the FASB issued FIN No. 46 (Revised) to address certain FIN No. 46 implementation issues. The Company adopted FIN No. 46 (Revised) as of December 31, 2003. As the Company does not have any variable interest entities, the adoption of this standard did not have an impact on the Company's consolidated financial statements.



         Effective January 1, 2003, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The retirement obligations included within the scope of this project are those that an entity cannot avoid as a result of either acquisition, construction or normal operation of a long-lived asset. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.



         Effective January 1, 2003, the Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have


                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The adoption of this standard decreased income before taxes by $1.6 million during 2003. This represents the premium paid and the write-off of a portion of unamortized financing costs relating to the early redemption of $40.0 million of the Company's 9 1/4% Notes. This premium and write-off would have been recorded as an extraordinary charge prior to adoption of this standard.



         Effective January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.



         In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN No. 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure provisions of FIN No. 45 as of December 31, 2002 (see Note 12). In 2003, the Company adopted the initial recognition and initial measurement provisions of FIN No. 45. The Company does not provide guarantees for performance of third parties, and therefore, there was no impact on the Company's consolidated financial statements.



         Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. SFAS No. 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.



         As a requirement of a previous credit facility, the Company entered into an interest rate swap agreement to reduce the impact of potential increases in interest rates on the credit facility.



         The adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative pre-tax reduction in other comprehensive income of $0.9 million ($0.6 million after tax) related to derivatives designated in cash flow-type hedges prior to adopting SFAS No. 133. This amount was amortized into interest expense over three years which was the remaining life of the interest rate swap agreement. During the years ended December 31, 2003, 2002 and 2001, the change in fair market value of this derivative instrument resulted in non-cash interest income of $3.5 million and $0.4 million, and non-cash interest expense of $3.9 million, respectively. These amounts were recorded in interest expense as this derivative was not designated as a hedging instrument for accounting purposes. On December 17, 2003 the interest rate swap agreement expired.


         Reclassifications - Certain amounts in the financial statements for the prior years have been reclassified to conform to the presentation in the current year.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

3. ACCOUNTS RECEIVABLE


                                                                                   December 31,
                                                                            --------------------------
                                                                               2003           2002
                                                                               -----          ----
Accounts receivable, principally from commercial customers...........       $35,306,000    $36,027,000
Accounts receivable on U.S. government and other long-term contracts          7,505,000      3,257,000
Allowances...........................................................        (1,216,000)    (1,056,000)
                                                                            -----------    -----------
     Total...........................................................       $41,595,000    $38,228,000
                                                                            ===========    ===========


         An analysis of changes in the allowance for doubtful accounts is as follows:


                                                                                 2003            2002              2001
                                                                                 ----            ----              ----
Balance at January 1.................................................         $1,056,000      $  647,000         $144,000

Current year provisions..............................................            170,000         419,000          512,000

Write-offs...........................................................            (10,000)        (10,000)          (9,000)
                                                                              ----------      ----------         --------

Balance at December 31...............................................         $1,216,000      $1,056,000         $647,000
                                                                              ==========      ==========         ========


4.       INVENTORY


                                                                                   December 31,
                                                                               2003             2002
                                                                               ----             ----
Raw materials and work-in-process....................................       $22,324,000     $24,830,000
Finished goods.......................................................        15,839,000      17,017,000
Inventoried costs related to U.S.
  government and other long-term contracts...........................        11,924,000      10,159,000
                                                                            -----------     -----------
            Total....................................................       $50,087,000     $52,006,000
                                                                            ===========     ===========


5.       PROPERTY, PLANT AND EQUIPMENT


                                                                                    December 31,
                                                                            ---------------------------
                                                                               2003             2002
                                                                               ----             ----
Land.................................................................       $   661,000     $   661,000
Buildings and improvements...........................................        38,234,000      37,695,000
Machinery, equipment, furniture and fixtures.........................       134,433,000     133,018,000
                                                                            -----------     -----------
     Total...........................................................       173,328,000     171,374,000
Less accumulated depreciation and amortization.......................       109,748,000     105,326,000
                                                                            -----------     -----------
     Total...........................................................       $63,580,000     $66,048,000
                                                                            ===========     ===========


6.       OTHER CURRENT LIABILITIES


                                                                                   December 31,
                                                                           ---------------------------
                                                                               2003             2002
                                                                               ----             ----
Accrued payroll costs...............................................       $14,451,000     $22,888,000
Accrued property and other taxes....................................         2,711,000       3,665,000
Accrued costs on long-term contracts................................         5,061,000       4,605,000
Accrued warranty costs..............................................        13,261,000      12,810,000
Customer credits....................................................         5,918,000       5,128,000
Postretirement benefit obligation other than pensions...............         3,000,000       3,000,000
Fair market value of interest rate swap.............................                --       3,715,000
Other...............................................................         5,219,000       6,125,000
                                                                           -----------     -----------
     Total..........................................................       $49,621,000     $61,936,000
                                                                           ===========     ===========

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

7.       LONG-TERM DEBT


                                                                                 December 31,
                                                                         -----------------------------
                                                                            2003              2002
                                                                            -----             ----
9 1/4% Senior Subordinated Notes due 2007.........................       $145,000,000     $185,000,000
9 5/8% Senior Subordinated Notes due 2010.........................        250,000,000      250,000,000
                                                                         ------------     ------------
Total.............................................................       $395,000,000     $435,000,000
                                                                         ============     ============


         On December 20, 2002, the Company consummated a recapitalization as follows:

         - We issued $250 million of senior subordinated notes due December 15, 2010 for which we received $241.5 million after paying fees and expenses.

         - We paid $32.0 million of outstanding borrowings under our former credit facility.

         -   We established a new $30.0 million revolving credit facility.

         - We paid a dividend of $200.0 million to the holders of our common stock.

         -   We paid $9.4 million to the holders of our common stock options.


         The Company has $145 million of debt maturing on October 15, 2007 and $250 million of debt maturing on December 15, 2010.



         The Company has a $30.0 million bank Revolving Credit Facility (the "Revolving Loan") with up to $10 million available for letters of credit. The Revolving Loan commitment terminates on June 30, 2007. At December 31, 2003, the Company had $28.0 million available to borrow and outstanding letters of credit of $2.0 million.



         The Revolving Loan contains certain covenants and events of default, including limitations on additional indebtedness, liens, asset sales, making certain restricted payments, capital expenditures, creating guarantee obligations and material lease obligations. The Revolving Loan also contains certain financial ratio requirements including a cash interest coverage ratio, a leverage ratio and maintenance of a minimum adjusted net worth. The Company was in compliance with all covenants at December 31, 2003 and 2002.


         On December 20, 2002, the Company issued $250 million of 9 5/8% Senior Subordinated Notes which mature on December 15, 2010 (the "9 5/8% Notes"). The 9 5/8% Notes are not subject to a sinking fund. The 9 5/8% Notes may not be redeemed prior to December 15, 2006. On or after December 15, 2006, the Company may redeem the 9 5/8% Notes at descending premiums ranging from 104.813% in December 2006 to no premium after December 2009.

         On October 15, 1997, the Company issued $185 million of 9 1/4% Senior Subordinated Notes which mature on October 15, 2007 (the "9 1/4% Notes"). The 9 1/4% Notes are not subject to a sinking fund. On or after October 15, 2002, the Company may redeem the 9 1/4% Notes at descending premiums ranging from 104.625% in October 2002 to no premium after October 2005.


         On October 15, 2003, the Company redeemed $40 million aggregate principal amount of the 9 1/4% Notes at a redemption price of 103.083% of the principal amount thereof. In connection therewith, the Company took a charge to interest expense of $1.6 million, for redemption premiums and the write-off of a portion of related unamortized financing costs.


8.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of all financial instruments reported on the balance sheet at December 31, 2003 and 2002 approximate their fair value, except as discussed below.



                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         The fair value of the Company's total debt based on quoted market prices or on current rates for similar debt with the same maturities was approximately $431.0 million and $445.0 million at December 31, 2003 and 2002, respectively.



         As a requirement of a previous credit facility, we entered into an interest rate swap agreement to reduce the impact of potential increases in interest rates. This agreement expired on December 17, 2003. The payments made under the swap agreement were $4.0 million and $3.8 million in 2003 and 2002, respectively, which is included in interest expense.


9.       CAPITAL STOCK


         The Company has two stock option plans which provide for the grant of non-qualified or incentive stock options to acquire an aggregate of 100,000 authorized but unissued shares of common stock. Only non-qualified stock options have been granted to date. The options granted prior to 2000 become exercisable in four equal installments on the second, third, fourth and fifth anniversaries of the date of grant. The options granted in 2000 and thereafter become exercisable in three equal installments on the first, second and third anniversaries of the date of grant. All options remain exercisable until the expiration of the option, which is 10 years from the date of the grant. Option exercise prices were issued above the fair market value of the Company's common stock at the date of grant, as determined by an independent appraisal of the Company.


         Stock option activity is summarized as follows:


                                                                                       Weighted
                                                             Number                    Average
                                                               of                      Exercise
                                                             Options                    Price
                                                             -------                    -----
Outstanding at January 1, 2001.................               54,400                   $192.57

    Granted....................................                1,600                    250.00

    Exercised..................................                    -                         -

    Canceled...................................                 (125)                   175.00
                                                             -------

Outstanding at December 31, 2001...............               55,875                    194.27

    Granted....................................                6,950                    200.00

    Exercised..................................                    -                         -

    Canceled...................................                (125)                    175.00
                                                             -------

Outstanding at December 31, 2002...............               62,700                    194.94

    Granted....................................               10,950                    475.00

    Exercised..................................                    -                         -

    Canceled...................................               (2,350)                   194.15
                                                             -------

Outstanding at December 31, 2003...............               71,300                    237.98
                                                             =======

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

         The following summarizes information about stock options outstanding at December 31, 2003:



                             Options Outstanding                             Options Exercisable
                 --------------------------------------------            ---------------------------
                                   Weighted          Weighted                               Weighted
                                   Average           Average                                Average
Exercise           Number            Life            Exercise              Number           Exercise
 Price           Outstanding       (Years)            Price              Exercisable          Price
--------         -----------       --------          --------            -----------        --------
$175.00            39,650            4.1             $175.00               39,650            $175.00
 200.00             6,950            8.1              200.00                2,317             200.00
 250.00            13,750            6.6              250.00               13,025             250.00
 475.00            10,950            9.3              475.00                    -             475.00
                   ------                                                  ------
                   71,300            5.8              237.98               54,992             193.82
                   ======                                                  ======



         At December 31, 2003, there were 9,750 shares available for future grants under the terms of our stock option plans. At December 31, 2002, there were 38,638 options and 8,883 options exercisable at $175 per share and $250 per share, respectively. At December 31, 2001, there were 28,350 options and 4,175 options exercisable at $175 per share and $250 per share, respectively.


10.      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)


         Components of accumulated other comprehensive income (loss), net of taxes, consist of the following:



                                                  Amortization
                                    Cumulative    of Transition
                                    Effect of       Adjustment       Additional    Accumulated
                    Cumulative      Change in      Included in        Minimum          Other
                    Translation     Accounting      Interest          Pension      Comprehensive
                    Adjustments     Principle        Expense         Liability     Income (Loss)
                    ------------    ----------    -------------    ------------    -------------
January 1, 2001     $    (43,000)   $        -    $          -     $          -    $    (43,000)
2001 Change              (87,000)     (550,000)        184,000      (15,778,000)    (16,231,000)
                    ------------    ----------    ------------     ------------    ------------
December 31, 2001       (130,000)     (550,000)        184,000      (15,778,000)    (16,274,000)
2002 Change              224,000             -         184,000      (11,944,000)    (11,536,000)
                    ------------    ----------    ------------     ------------    ------------
December 31, 2002         94,000      (550,000)        368,000      (27,722,000)    (27,810,000)
2003 Change              199,000             -         182,000         (329,000)         52,000
                    ------------    ----------    ------------     ------------    ------------
December 31, 2003   $    293,000    $ (550,000)   $    550,000     $(28,051,000)   $(27,758,000)
                    ============    ==========    ============     ============    ============

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

11.      EMPLOYEE BENEFIT PLANS

         The Company provides pension benefits to substantially all employees through hourly and salaried pension plans. The plans provide benefits based primarily on the participant's years of service. The salaried plan also includes voluntary employee contributions. The Company's funding policy is to contribute the minimum required under the Employee Retirement Income Security Act of 1974 ("ERISA").

         The Company provides postretirement health care and life insurance benefits for all eligible employees and their dependents active at April 27, 1989 and thereafter, and postretirement life insurance benefits for retirees prior to April 27, 1989. Participants are eligible for these benefits when they retire from active service and meet the eligibility requirements of the Company's pension plans. The health care plans are generally contributory and the life insurance plans are generally non-contributory.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

The following represents a reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit and other postretirement benefit plans:


                                                        Pension Benefits                Postretirement Benefits
                                                -------------------------------     -------------------------------
                                                          December 31,                       December 31,
                                                -------------------------------     -------------------------------
                                                    2003              2002              2003              2002
                                                -------------     -------------     -------------     -------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ...     $ 121,797,000     $ 103,845,000     $ 101,020,000     $  77,886,000
Service cost ..............................         4,412,000         3,797,000         2,215,000         1,883,000
Interest cost .............................         8,029,000         7,663,000         6,953,000         6,452,000
Plan participants' contributions ..........           436,000           356,000           919,000           778,000
Amendments ................................                --         3,367,000       (12,638,000)          420,000
Actuarial loss ............................         7,623,000         8,502,000        15,842,000        17,739,000
Benefits paid .............................        (6,222,000)       (5,733,000)       (4,474,000)       (4,138,000)
                                                -------------     -------------     -------------     -------------
Benefit obligation at end of year .........       136,075,000       121,797,000       109,837,000       101,020,000
                                                -------------     -------------     -------------     -------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of year .................................        97,161,000        93,806,000                --                --
Actual return on plan assets ..............        11,268,000        (3,437,000)               --                --
Employer contributions ....................            32,000        12,169,000         3,555,000         3,360,000
Plan participants' contributions ..........           436,000           356,000           919,000           778,000
Benefits paid .............................        (6,222,000)       (5,733,000)       (4,474,000)       (4,138,000)
                                                -------------     -------------     -------------     -------------
Fair value of plan assets at end of year...       102,675,000        97,161,000                --                --
                                                -------------     -------------     -------------     -------------

Funded status .............................       (33,400,000)      (24,636,000)     (109,837,000)     (101,020,000)
Unrecognized actuarial loss ...............        52,038,000        51,168,000        36,401,000        22,039,000
Unrecognized prior service cost ...........         3,373,000         3,765,000       (14,032,000)       (5,326,000)
                                                -------------     -------------     -------------     -------------
Net amount recognized .....................     $  22,011,000     $  30,297,000     $ (87,468,000)    $ (84,307,000)
                                                =============     =============     =============     =============

AMOUNTS RECOGNIZED IN THE BALANCE SHEET
CONSIST OF:
Prepaid benefit cost ......................     $          --     $          --     $          --     $          --
Accrued benefit liability .................       (26,885,000)      (19,819,000)      (87,468,000)      (84,307,000)
Intangible asset ..........................         3,373,000         3,765,000                --                --
Accumulated other comprehensive income ....        45,523,000        46,351,000                --                --
                                                -------------     -------------     -------------     -------------
Net amount recognized .....................     $  22,011,000     $  30,297,000     $ (87,468,000)    $ (84,307,000)
                                                =============     =============     =============     =============

WEIGHTED-AVERAGE ASSUMPTIONS:
Discount rate .............................              6.25%             6.75%             6.25%             6.75%
Expected return on plan assets ............              9.00              9.00                --                --
Rate of compensation increase .............              4.00              4.00              4.00              4.00

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

The following represents the net periodic benefit cost (income) for the defined benefit and postretirement benefit plans:


                                                     Pension Benefits                          Postretirement Benefits
                                         -----------------------------------------    -----------------------------------------
                                                  Year Ended December 31,                      Year Ended December 31,
                                         -----------------------------------------    -----------------------------------------
                                            2003           2002            2001           2003           2002           2001
                                         -----------    -----------    -----------    -----------    -----------    -----------
Service cost.........................    $ 4,412,000    $ 3,797,000    $ 3,971,000    $ 2,215,000    $ 1,883,000    $ 1,611,000
Interest cost........................      8,029,000      7,663,000      7,148,000      6,953,000      6,452,000      5,453,000
Expected return on plan assets.......     (8,272,000)    (9,064,000)    (9,729,000)            --             --              -
Amortization of prior service cost...        393,000        217,000        303,000     (3,932,000)    (3,932,000)    (3,966,000)
Recognized actuarial loss (gain).....      3,757,000      2,002,000        279,000      1,480,000        608,000         (9,000)
                                         -----------    -----------    -----------    -----------    -----------    -----------
Net periodic benefit cost............    $ 8,319,000    $ 4,615,000    $ 1,972,000    $ 6,716,000    $ 5,011,000    $ 3,089,000
                                         ===========    ===========    ===========    ===========    ===========    ===========



The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $136.1 million, $129.6 million and $102.7 million, respectively, as of December 31, 2003 and $121.8 million, $117.0 million and $97.1 million, respectively, as of December 31, 2002.



In the fourth quarter of 2003 the Company announced to all active salaried and the majority of its retired salaried employees that effective January 1, 2012 it would freeze its share of the retiree health care costs at the 2011 employer cost level. This announcement was also made to all Aircraft Braking Systems' retired bargaining employees or their continuing beneficiary.



On December 8, 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act introduces a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In January 2004, the FASB issued Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Acts of 2003," which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. In accordance with FASB Staff Position No. 106-1, the Company is electing to defer recognition of any potential savings on the measure of the accumulated postretirement benefit obligation or net periodic benefit cost as a result of the Act until specific authoritative guidance on the accounting of the Federal subsidy is issued. Therefore, these financial statements and accompanying notes do not reflect the effects of the Act on the plan.



For measurement purposes, a 11.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease to 4.5% for 2010 and remain at that level thereafter.


Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                                      One-Percentage-     One-Percentage-
                                                      Point Increase      Point Decrease
                                                      --------------      --------------
Effect on total of service cost and interest
   cost components..............................        $ 1,327,000         $ (1,077,000)
Effect on postretirement benefit obligation.....         13,374,000          (10,022,000)



The Company hired an investment manager to oversee the selection of investment managers and their performance. Our current asset allocation is 50% of assets invested primarily in U. S. equities with the balance primarily in investment grade fixed income securities.


Eligible employees also participate in the Company's Savings Plan. The Company matches 60% of a participating employee's contributions, up to 6% of compensation. The employer contributions generally have vested to participating employees after five years of service (three years of service effective January 1, 2002). The matching contributions were $1,690,000, $1,689,000 and $1,796,000 for the years ended December 31, 2003, 2002 and 2001, respectively.


                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.      COMMITMENTS AND PRODUCT WARRANTIES

         Commitments

         The Company is party to various non-cancelable operating leases which are longer than a one-year term for certain data processing, and other equipment and facilities with minimum rental commitments payable as follows:


Year Ending December 31,       Amount
------------------------     ----------
       2004                  $4,742,000
       2005                   4,296,000
       2006                   2,930,000
       2007                   2,622,000
       2008                   1,505,000
    Thereafter                4,245,000



         Rental expense was $4,155,000, $4,076,000 and $4,608,000 for the years ended December 31, 2003, 2002 and 2001, respectively.


         Product Warranties

         Estimated costs of product warranty are accrued when individual claims arise with respect to a product. When the Company becomes aware of those types of defects, the estimated costs of all potential warranty claims arising from those types of defects are fully accrued. An analysis of changes in the liability for product warranty is as follows:


                                      2003              2002             2001
                                   -----------       -----------      -----------
Balance at January 1               $15,166,000       $13,736,000      $11,872,000
Current year provisions              6,925,000         9,935,000       10,247,000
Expenditures                        (8,167,000)       (8,505,000)      (8,383,000)
                                   -----------       -----------      -----------
Balance at December 31             $13,924,000       $15,166,000      $13,736,000
                                   ===========       ===========      ===========


13.      CONTINGENCIES


         There are various lawsuits and claims pending against the Company incidental to its business. Although the final results in such suits and proceedings cannot be predicted with certainty, in the opinion of management, the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial statements.


14.      GOODWILL AND INTANGIBLE ASSETS

         Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that any recognized intangible asset determined to have an indefinite useful life not be amortized, but instead be tested for impairment in accordance with this Standard until its life is determined to no longer be indefinite. The Company adopted SFAS No. 142 on January 1, 2002, at which time amortization of goodwill ceased. The impairment analysis did not result in an impairment charge upon adoption or during the years ended December 31, 2003 and 2002.


                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         The following table adjusts net income assuming the adoption of SFAS No. 142 at the beginning of the periods presented:


                                                           Year Ended December 31,
                                                 -------------------------------------------
                                                   2003             2002            2001
                                                 -----------     -----------     -----------
Reported net income                              $40,633,000     $42,133,000     $35,984,000
  Add back goodwill amortization, net of tax               -               -       3,465,000
                                                 -----------     -----------     -----------
Adjusted net income                              $40,633,000     $42,133,000     $39,449,000
                                                 ===========     ===========     ===========


Intangible assets consist of the following:


                                                                 December 31, 2003
                                                 -------------------------------------------------
                                                 Gross Carrying     Accumulated
                                                     Amount        Amortization           Net
                                                 --------------    -------------     -------------
Amortized intangible assets:
  Program participation payments                 $   61,537,000    $ (15,473,000)    $  46,064,000
  Financing costs                                    13,665,000       (5,497,000)        8,168,000
                                                 --------------    -------------     -------------
    Total deferred charges                       $   75,202,000    $ (20,970,000)    $  54,232,000
                                                 ==============    =============     =============
  Tradenames                                     $   16,000,000    $  (7,823,000)    $   8,177,000
  Intellectual Property                               5,670,000       (1,134,000)        4,536,000
  Other (includes pension intangible asset)           3,910,000         (385,000)        3,525,000
                                                 --------------    -------------     -------------
    Total intangible assets                      $   25,580,000    $  (9,342,000)    $  16,238,000
                                                 ==============    =============     =============



                                                              December 31, 2002
                                              -------------------------------------------------
                                              Gross Carrying    Accumulated
                                                  Amount        Amortization           Net
                                              --------------   --------------    --------------
Amortized intangible assets:
  Program participation payments              $   55,989,000   $  (12,439,000)   $   43,550,000
  Financing costs                                 15,088,000       (4,443,000)       10,645,000
                                              --------------   --------------    --------------
    Total deferred charges                    $   71,077,000   $  (16,882,000)   $   54,195,000
                                              ==============   ==============    ==============

Tradenames                                  $   16,000,000   $   (7,290,000)   $    8,710,000
Intellectual Property                            5,670,000         (567,000)        5,103,000
Other (includes pension intangible asset)        4,302,000         (255,000)        4,047,000
                                            --------------   --------------    --------------
  Total intangible assets                   $   25,972,000   $   (8,112,000)   $   17,860,000
                                            ==============   ==============    ==============



                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



         There was no change in the carrying amount of goodwill during the years ended December 31, 2003 and 2002. Total goodwill was $167.0 million at December 31, 2003 and 2002. Goodwill at December 31, 2003 and 2002 allocated to the Company's segments, Aircraft Braking Systems and Engineered Fabrics, was $135.7 million and $31.3 million, respectively.



         The aggregate amortization expense for the years ended December 31, 2003, 2002 and 2001 was $4.3 million, $3.9 million and $8.8 million, respectively.



         The estimated annual amortization expense for intangible assets subject to amortization in each of the five succeeding years from December 31, 2003 is approximately $4.0 million.


15.      INCOME TAXES

         The Company's provision for income taxes consists of:


                                                           Year Ended December 31,
                                                --------------------------------------------
                                                    2003            2002            2001
                                                ------------    ------------    ------------
Current domestic provision ..................   $ (8,288,000)   $ (1,815,000)   $ (2,653,000)
Foreign provision ...........................       (739,000)       (451,000)       (287,000)
Deferred tax provision ......................     (1,461,000)    (14,464,000)    (24,507,000)
                                                ------------    ------------    ------------
Income tax provision ........................   $(10,488,000)   $(16,730,000)   $(27,447,000)
                                                ============    ============    ============


         The effective income tax rate differs from the statutory federal income tax rate for the following reasons:


                                                 Year Ended December 31,
                                                ------------------------
                                                2003      2002      2001
                                                ----      ----      ----
Statutory federal income tax rate ..........    35.0%     35.0%     35.0%
State tax ..................................     2.0       1.7       5.8
Tax reserve no longer needed ...............    (5.3)      0.0       0.0
Extraterritorial income exclusion benefit...    (5.3)      0.0       0.0
Tax credits ................................    (3.9)      0.0       0.0
Foreign taxes and other ....................    (2.0)     (8.3)      2.5
                                                ----      ----      ----
Effective income tax rate ..................    20.5%     28.4%     43.3%
                                                ====      ====      ====

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

         The components of the net deferred tax liability are as follows:


                                                          December 31,
                                                  ----------------------------
                                                      2003             2002
                                                  ------------    ------------
Tax net operating loss carryforwards ..........   $  1,076,000    $  1,612,000
Temporary differences:
   Postretirement and other employee benefits..     50,473,000      50,540,000
   Intangibles ................................    (49,342,000)    (47,340,000)
   Program participation costs ................    (16,729,000)    (17,503,000)
   Other ......................................     (4,851,000)     (4,076,000)
                                                  ------------    ------------
   Net deferred tax liability .................   $(19,373,000)   $(16,767,000)
                                                  ============    ============


16.      RELATED PARTY TRANSACTIONS

         Bernard L. Schwartz ("BLS") owns or controls 50% of the capital stock of the Company and pursuant to the Stockholders Agreement has the right to designate a majority of the Board of Directors of the Company. In addition, BLS serves as Chairman of the Board of Directors and Chief Executive Officer of the Company and devotes such time to the business and affairs of the Company as he deems appropriate. BLS is also Chairman of the Board and Chief Executive Officer of Loral Space & Communications Ltd. ("Loral Space"). Because BLS is Chairman of the Board of Directors and has the right to designate a majority of the Directors to the Board of the Company, he has operating control of the Company.

         The Company has an Advisory Agreement with BLS which provides for the payment of an aggregate of $200,000 per month of compensation to BLS and persons or expenses designated by him. Such agreement will continue until BLS dies or is disabled or ceases to own a specified number of shares of common stock of the Company.


         The Company has a bonus plan pursuant to which the Company's Board of Directors awards bonuses to BLS ranging from 5% to 10% of earnings in excess of $50 million before interest, taxes and amortization. Bonuses earned under this plan were $2.7 million, $4.8 million and $5.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.



         The Company reimburses Loral Space for rent and certain other services. The related charges agreed upon were established to reimburse Loral Space for actual costs incurred without profit or fee. The Company believes this arrangement is as favorable to the Company as could have been obtained from unaffiliated parties. Payments to Loral Space were $0.4 million, $0.3 million and $0.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.



         Pursuant to a financial advisory agreement between Lehman Brothers Inc. ("Lehman Brothers") and the Company, Lehman Brothers has agreed to act as exclusive financial adviser to the Company and the Company has agreed to pay Lehman Brothers customary fees for services when rendered. During the year ended December 31, 2002, the Company paid Lehman Brothers $6.3 million for underwriting discounts and commissions in connection with the issuance of the 9 5/8% Notes. During the years ended December 31, 2003 and 2001, no amounts were paid under this agreement. The agreement may be terminated by the Company or Lehman Brothers upon certain conditions. The Lehman Investors own 50% of the outstanding capital stock of the Company and are entitled to elect three directors (in addition to one independent director jointly designated by BLS and the Lehman Investors) to the Company's Board of Directors. The Lehman Investors have the benefit of certain additional rights under the Stockholders' Agreement and the Company's By-laws.

17.      SEGMENTS


         The Company's activities are conducted through its two wholly owned subsidiaries, Aircraft Braking Systems and Engineered Fabrics, each considered an operating segment. Aircraft Braking Systems manufactures aircraft wheels, brakes and brake control systems. Engineered Fabrics manufactures aircraft fuel tanks and iceguards and various other products from coated fabrics. The accounting policies of the subsidiaries are the same as those described in the summary of significant accounting policies. Both subsidiaries are managed separately due to different products, technology and marketing strategies. The Company evaluates performance of the subsidiaries based on profits from operations before interest, income taxes and extraordinary charges.

         The following represents financial information about the Company's segments:


                                                      Year Ended December 31,
                                           --------------------------------------------
                                               2003            2002            2001
                                           ------------    ------------    ------------
Sales:
   Aircraft Braking Systems                $287,522,000    $301,408,000    $304,919,000
   Engineered Fabrics                        55,296,000      47,241,000      50,415,000
                                           ------------    ------------    ------------
                                           $342,818,000    $348,649,000    $355,334,000
                                           ============    ============    ============
Operating Profits:
   Aircraft Braking Systems                $ 87,824,000    $ 80,871,000    $ 91,719,000
   Engineered Fabrics                         7,483,000       4,186,000       4,281,000
                                           ------------    ------------    ------------
         Operating Income                    95,307,000      85,057,000      96,000,000
         Interest expense, net               44,186,000      26,194,000      32,569,000
                                           ------------    ------------    ------------
             Income before income taxes    $ 51,121,000    $ 58,863,000    $ 63,431,000
                                           ============    ============    ============
Depreciation and Amortization:
   Aircraft Braking Systems                $ 11,189,000    $ 11,077,000    $ 14,785,000
   Engineered Fabrics                         1,011,000         935,000       2,104,000
                                           ------------    ------------    ------------
                                           $ 12,200,000    $ 12,012,000    $ 16,889,000
                                           ============    ============    ============

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                                     Year Ended December 31,
                              ------------------------------------
                                 2003         2002         2001
                              ----------   ----------   ----------
Capital Expenditures:
   Aircraft Braking Systems   $4,734,000   $3,487,000   $4,245,000
   Engineered Fabrics            729,000      591,000      804,000
                              ----------   ----------   ----------
         Total segments        5,463,000    4,078,000    5,049,000
   Corporate                       5,000        6,000        8,000
                              ----------   ----------   ----------
                              $5,468,000   $4,084,000   $5,057,000
                              ==========   ==========   ==========



                                             December 31,
                              ------------------------------------------
                                  2003           2002           2001
                              ------------   ------------   ------------
Total Assets:
   Aircraft Braking Systems   $348,609,000   $346,956,000   $338,636,000
   Engineered Fabrics           60,593,000     60,034,000     60,451,000
                              ------------   ------------   ------------
                              $409,202,000   $406,990,000   $399,087,000
                              ============   ============   ============


The following reconciles the total assets for the reportable segments to the Company's consolidated assets:


                                                              December 31,
                                               ------------------------------------------
                                                   2003           2002           2001
                                               ------------   ------------   ------------
Total Assets:
   Total assets for reportable segments        $409,202,000   $406,990,000   $399,087,000
   Deferred financing costs not allocated to
     segments                                     8,168,000     10,645,000      4,463,000
   Corporate assets                               1,364,000      1,801,000        458,000
   Income taxes receivable not allocated to
     segments                                       851,000      2,609,000              -
                                               ------------   ------------   ------------
       Consolidated Total                      $419,585,000   $422,045,000   $404,008,000
                                               ============   ============   ============


The following represents the Company's total sales by products:


                            Year Ended December 31,
                  ------------------------------------------
                      2003           2002           2001
                  ------------   ------------   ------------
Braking systems   $287,522,000   $301,408,000   $304,919,000
Fuel tanks          39,881,000     37,845,000     38,778,000
Other               15,415,000      9,396,000     11,637,000
                  ------------   ------------   ------------
                  $342,818,000   $348,649,000   $355,334,000
                  ============   ============   ============

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

The following represents sales by geographic location:


                                  Year Ended December 31,
                        ------------------------------------------
                            2003           2002           2001
                        ------------   ------------   ------------
Sales:
   United States.....   $208,408,000   $207,107,000   $207,420,000
   Europe ...........     67,859,000     69,210,000     69,721,000
   Asia .............     37,519,000     40,018,000     39,075,000
   North America.....     21,081,000     20,287,000     23,908,000
   South America.....      5,815,000      9,658,000     12,203,000
   Australia ........      2,136,000      2,369,000      3,007,000
                        ------------   ------------   ------------
                        $342,818,000   $348,649,000   $355,334,000
                        ============   ============   ============



         Sales are attributed to geographic location based on the location of the customer. Long-lived assets held outside of the United States were $323,000 and $269,000 as of December 31, 2003 and 2002, respectively.



         TheU.S. government accounted for approximately 26%, 26% and 21% of the Company's total sales for the years ended December 31, 2003, 2002 and 2001, respectively.

                                  $250,000,000

                             K & F INDUSTRIES, INC.

                                     9 5/8%
                               SENIOR SUBORDINATED
                                 NOTES DUE 2010

                                   PROSPECTUS


                                 APRIL __, 2004

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. Pursuant to Section 102(b)(7) of the DGCL, the Certificate of Incorporation of the Registrant provides that the directors of the Registrant, individually or collectively, shall not be held personally liable to the Registrant or its stockholders for monetary damages for breaches of fiduciary duty as directors, except that any director shall remain liable (1) for any breach of the director's fiduciary duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) for liability under
Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. The by-laws of the Registrant provide for indemnification of its officers and directors to the full extent authorized by law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT
NUMBER                                 DESCRIPTION
-------        -----------------------------------------------------------------
 1.1     --    Purchase Agreement dated October 9, 1997 among the Registrant,
               Lehman Brothers Inc. and Unterberg Harris(1).

 1.2     --    Purchase Agreement dated December 13, 2002 between the Registrant and Lehman Brothers Inc.(7).

 2.1     --    Agreement for Sale and Purchase of Assets dated March 26, 1989 between the Registrant and Loral Corporation(2).

 3.1     --    Amended and Restated Certificate of Incorporation of the
               Registrant(1).

 3.2     --    Amended and Restated By-Laws of the Registrant(1).

 4.1     --    Indenture dated as of October 15, 1997 for the 9 1/4% Senior
               Subordinated Notes between the Registrant and U.S. Bank National
               Association (successor to State Street Bank and Trust Company), as Trustee(4).

 4.2     --    Indenture dated as of December 20, 2002 for the 9 5/8% Senior
               Subordinated Notes between the Registrant and U.S. Bank National
               Association (successor to State Street Bank and Trust Company), as Trustee (7).

 4.3     --    Amended and Restated Credit Agreement dated as of December 20,
               2002 by and among Aircraft Braking Systems Corporation ("ABS")
               and Engineered Fabrics Corporation ("EFC"), as Borrowers, and the
               Lenders (as defined therein), Lehman Brothers Inc., as Arranger,
               Lehman Commercial Paper Inc., as Administrative Agent, and
               National City Bank and Bank One, NA, as Co-Agents (7).

 4.4     --    Amended and Restated Guarantee and Collateral Agreement dated as of December 20, 2002 made by the Registrant, ABS, EFC and the other signatories thereto in favor of Lehman Commercial Paper
               Inc., as Administrative Agent (7).

 4.5     --    K&F Agreement dated as of December 20, 2002 by the

            Registrant in favor of Lehman Commercial Paper Inc., as
            Administrative Agent (7).

5.1    --   Opinion of Willkie Farr & Gallagher (7).

8.1    --   Opinion of Willkie Farr & Gallagher with respect to certain tax matters (7).

10.1   --   Stock Purchase Agreement dated September 15, 1997 among Bernard
            L. Schwartz ("BLS"), the Lehman Investors (as defined therein) and the other signatories thereto(4).

10.2   --   First Amendment to Stock Purchase Agreement dated October 15, 1997 among BLS, the Lehman Investors and the other signatories
            thereto(1).

10.3   --   Securities Purchase Agreement dated as of April 27, 1989 among the
            Registrant, BLS and Lehman Brothers Holdings Inc. ("LBH")(2).

10.4   --   Assignment and Assumption Agreement dated as of April 27, 1989(2).

10.5   --   Shared Services Agreement dated as of April 27, 1996 between
            Lockheed Martin Tactical Defense Systems -- Akron and ABS(1).

10.6   --   Amended and Restated Director Advisory Agreement dated as of
            October 15, 1997 between the Registrant and BLS(1).

10.7   --   Non-Competition Agreement dated as of April 27, 1989 between the
            Registrant and BLS(2).

10.8   --   K & F Industries, Inc. Retirement Plan for Salaried Employees(3).

10.9   --   K & F Industries, Inc. Savings Plan for Salaried Employees(3).

10.10  --   Goodyear Aerospace Corporation Supplemental Unemployment Benefits
            Plan for Salaried Employees Plan A-Layoff or Retrenchment(2).

10.11  --   The Loral Systems Group Release and Separation Allowance Plan(2).

10.12  --   Letter Agreement dated April 27, 1989 between the Registrant and
            LBH(2).

10.13  --   K & F Industries, Inc. 1989 Stock Option Plan (7).

10.14  --   K & F Industries, Inc. Executive Deferred Bonus Plan (7).

10.15  --   Securities Purchase Agreement dated as of July 22, 1991 among the
            Registrant, BLS and certain merchant banking partnerships affiliated with LBH (7).

10.16  --   Securities Purchase Agreement dated September 2, 1994 among the
            Registrant, BLS and the Purchasers (as defined therein) (7).

10.17  --   Amended and Restated Stockholders Agreement dated as of September 2,
            1994 among the Registrant, BLS, the Lehman Investors, CBC Capital
            Partners, Inc. and Loral Corporation (7).

10.18  --   Agreement dated as of September 2, 1994 between the Registrant and
            Loral Corporation (7).

10.19  --   Amendment of Stockholders Agreement dated November 8, 1994 (7).

10.20  --   Securities Conversion Agreement dated November 8, 1994 among the
            Registrant and the Converting Stockholders (as defined therein) (7).

10.21  --   K & F Industries, Inc. Supplemental Executive Retirement Plan (7).

10.22  --   Settlement Agreement dated as of October 15, 1997 between the
            Registrant and the Pension Benefit Guaranty Corporation(1).

10.23  --   Registration Rights Agreement dated as of October 15, 1997 among the
            Registrant, Lehman Brothers Inc. and Unterberg Harris(1).

10.24  --   Registration Rights Agreement dated as of December 20, 2002 between the Registrant and Lehman Brothers Inc (7).

10.25  --   Dealer Manager Agreement dated as of September 15, 1997 between the
            Registrant and Lehman Brothers Inc.(1).

10.26  --   Stockholders' Agreement dated as of October 15, 1997 among the
            Registrant, BLS and the Lehman Investors(1).

10.27  --   K & F Industries, Inc. 1998 Stock Option Plan(4).

10.28  --   K & F Industries, Inc. Supplemental Executive Retirement Plan, as
            amended(5).

10.29  --   Management Services Agreement dated as of January 1, 2000 between the Registrant and Loral SpaceCom Corporation(6).

12.1   --   Statement regarding computation of ratio of earnings to fixed charges (8).

14.1   --   K & F Industries, Inc. Code of Ethics for Financial Professionals
            (8).

21.1   --   Subsidiaries of the Registrant(2).

23.1   --   Consent of Willkie Farr & Gallagher (included in Exhibit 5.1 and
            Exhibit 8.1) (7).

23.2   --   Consent of Deloitte & Touche LLP.

25.1   --   Statement of Eligibility and Qualifications under the Trust
            Indenture Act of 1939 of U.S. Bank National Association, as Trustee
            (7).

99.1   --   Form of Letter of Transmittal (7).

99.2   --   Form of Notice of Guaranteed Delivery (7).

99.3   --   Form of Letter to Securities, Dealers, Commercial Banks, Trust
            Companies and Other Nominees (7).

99.4   --   Form of Letter to Clients (7).


----------
(1) Previously filed as an exhibit to the Company's Registration Statement on Form S-4, No. 333-40977 and incorporated herein by reference.

(2) Previously filed as an exhibit to the Company's Registration Statement on Form S-1, No. 33-29035 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Company's Registration Statement on Form S-1, No. 33-47028 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.

(5) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

(6) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.


(7) Previously filed as an exhibit to the Company's Registration Statement on Form S-4 No. 333-102658 and incorporated herein by reference.


(8) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.


     (b) Schedules to Financial Statements

     All schedules are omitted because they are not applicable or the required information is shown in financial statements or notes thereto.

ITEM 22. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the DGCL, the Certificate of Incorporation and By-laws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15th day of April, 2004.


                                       K&F INDUSTRIES, INC.


                                       By: /s/ KENNETH M. SCHWARTZ
                                           -------------------------------------
                                               Kenneth M. Schwartz,
                                           President and Chief Operating Officer



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 has been signed on April 15, 2004 by or on behalf of the following persons in the capacity indicated:



       SIGNATURE                                     TITLE                              DATE
------------------------               ----------------------------------          --------------
/s/ BERNARD L. SCHWARTZ                Chairman of the Board of Directors          April 15, 2004
-----------------------                   and Chief Executive Officer
  Bernard L. Schwartz                    (Principal Executive Officer)

/s/ KENNETH M. SCHWARTZ                  President and Chief Operating             April 15, 2004
-----------------------                             Officer
  Kenneth M. Schwartz

/s/ DIRKSON R. CHARLES                      Chief Financial Officer                April 15, 2004
----------------------                 (Principal Financial and Accounting
   Dirkson R. Charles                               Officer)

 /s/ RONALD H. KISNER                       Director and Secretary                 April 15, 2004
 --------------------
   Ronald H. Kisner

  /s/ DAVID J. BRAND                               Director                        April 15, 2004
  ------------------
     David J. Brand

/s/ HERBERT R. BRINBERG                            Director                        April 15, 2004
-----------------------
  Herbert R. Brinberg

  /s/ ROBERT B. HODES                              Director                        April 15, 2004
  -------------------
    Robert B. Hodes

  /s/ JOHN R. PADDOCK                              Director                        April 15, 2004
  -------------------
    John R. Paddock

 /s/ A. ROBERT TOWBIN                              Director                        April 15, 2004
 --------------------
   A. Robert Towbin

/s/ ALAN H. WASHKOWITZ                             Director                        April 15, 2004
----------------------
  Alan H. Washkowitz